UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from _______ to _______

Commission file number: [              ]

1397468 B.C. Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5

(Address of principal executive offices)

Alexi Zawadzki
300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5
Telephone: 604-785-4453
Facsimile: 604-629-0726
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Common Shares without par value	LAC	Toronto Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.(1) ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).(1) ☐

(1) Check boxes are blank until we are required to have a recovery policy under the applicable listing standard of the New York Stock Exchange.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form 20-F contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

In particular, this registration statement contains forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to such matters: statements concerning the completion and proposed terms of, and matters relating to, the Separation (as defined herein) and the expected timing related thereto; the tax treatment of the Separation; the expected operations, financial results and condition of the Company following the Separation; the Company's future objectives and strategies to achieve those objectives, including the future prospects of the Company as an independent company; the listing of the Company on the TSX and NYSE; any market created for the common shares of the Company; the estimated cash flow, capitalization and adequacy thereof for the Company following the Separation; the expected benefits of the Separation to, and resulting treatment of, Shareholders and the Company; the anticipated effects of the Separation; the estimated costs of the Arrangement; the satisfaction of the conditions to consummate the Separation; the capital structure, principal shareholders, directors and officers, compensation arrangements and structure, audit committee and corporate governance practices, auditors and transfer agent, and the material contracts of the Company; development of the Thacker Pass Project (as defined herein), including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; expectations regarding accessing funding from the ATVM Loan Program (as defined herein); expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project, including the lawsuit against the BLM (as defined herein) and the appeal filed in the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"), both filed in February 2023; capital expenditures and programs; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Thacker Pass Project; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether certain Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company's ability to raise capital; expected expenditures to be made by the Company on the Thacker Pass Project; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; successful development of the Thacker Pass Project, including successful results from the Company's testing facility and third- party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Thacker Pass Project; the Company's expected capital expenditures for the construction of the Thacker Pass Project; ability to achieve capital cost efficiencies; expectations and anticipated impact of the COVID-19 pandemic; the GM Transaction and the potential for additional financing scenarios for the Thacker Pass Project; the expected timetable for completing Tranche 2 of the GM Transaction; the ability of the Company to complete Tranche 2 of the GM Transaction on the terms and timeline anticipated, or at all; the receipt of required stock exchange and regulatory approvals and authorizations, and the securing of sufficient funding to complete the initial development of towards the targeted production capacity of 40,000 tonnes per annum ("tpa") of lithium carbonate ("Phase 1") at the Thacker Pass Project, required for Tranche 2 of the GM Transaction; the expected benefits of the GM Transaction; the expected timetable for completing the Separation; the ability of the Company to complete the Separation on the terms and timeline anticipated, or at all; the receipt of board of directors and required third party, stock exchange and regulatory approvals required for the Separation; the expected holdings and assets of Company following the Separation; the expected benefits of the Separation for the Company and the Company's shareholders and other stakeholders; and the strategic advantages, future opportunities and focus of the Company as a result of the Separation.

The forward-looking statements in this registration statement are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information - D. Risk Factors." Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

  ability of the Company to fund, advance and develop the Thacker Pass Project (as defined herein) and produce battery grade lithium;
  the respective benefits and impacts of the Thacker Pass Project when production operations commence;
  settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production;
  the Company's ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions;
  uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada;
  demand for lithium, including that such demand is supported by continued growth in the electric vehicle market;
  current technological trends;
  the impact of increasing competition in the lithium business, and the Company's competitive position in the industry;
  continuing support of local communities and the Fort McDermitt Paiute and Shoshone Tribe (the "Tribe") for the Thacker Pass Project, continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement;
  the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
  impacts of inflation, currency exchange rates, interest rates and other general economic and stock market conditions;
  the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company's operations;
  estimates of and unpredictable changes to the market prices for lithium and lithium products;
  development and construction costs for the Thacker Pass Project, and costs for any additional exploration work at the project;
  estimates of Mineral Resources and Mineral Reserves, including whether certain Mineral Resources will ever be developed into Mineral Reserves;
  reliability of technical data;
  anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing;
  timely responses from governmental agencies responsible for reviewing and considering the Company's permitting activities at the Thacker Pass Project;
  availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Thacker Pass Project;
  the Company's ability to obtain additional financing on satisfactory terms or at all, including the outcome of LAC's U.S. Department of Energy ("DOE") loan application;
  government regulation of mining operations and M&A activity, and treatment under governmental, regulatory and taxation regimes;
  ability to realize expected benefits from investments in or partnerships with third parties;
  accuracy of development budgets and construction estimates;
  changes to the Company's current and future business plans and the strategic alternatives available to the Company; and
  other factors discussed in "Item 3. Key Information - D. Risk Factors."

Should one or more of the foregoing risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

EXPLANATORY NOTE

The Separation

1397468 B.C. Ltd. (the "Company") was incorporated by Lithium Americas Corp. ("LAC") under the laws of British Columbia, as part of a reorganization of LAC, a public company listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), that will result in the separation of LAC's North American and Argentina business units into two independent public companies (the "Separation") that include: (i) an Argentina focused lithium company owning LAC's current interest in its Argentine lithium assets, including the Caucharí-Olaroz lithium brine project in Jujuy, Argentina (the "Caucharí-Olaroz Project"), which recently achieved first lithium production and continues to move towards reaching full production, and the Pastos Grandes lithium brine mineral project located in the Province of Salta in Northwest Argentina (the "Pastos Grandes Project"), which company will be named "Lithium Americas (Argentina) Corp." upon completion of the Separation ("Lithium Argentina"), and (ii) the Company, a North America focused lithium company owning the Thacker Pass Project (as defined below) and LAC's North American investments, which will be re-named "Lithium Americas Corp." upon completion of the Separation.

The Separation is to be implemented by way of a plan of arrangement (the "Plan of Arrangement") under the laws of British Columbia (the "Arrangement") pursuant to an amended and restated arrangement agreement entered into between the Company and LAC on June 14, 2023 (the "Arrangement Agreement"). The Plan of Arrangement was approved by special resolution of the shareholders of LAC ("LAC Shareholders") at a meeting held on July 31, 2023 (the “Meeting”) and by final order of the Supreme Court of British Columbia issued on August 4, 2023 (the “Final Order”). Under the Arrangement, LAC will, among other things, contribute its interest in the Thacker Pass lithium project property located in Humboldt County, Nevada (the "Thacker Pass Project"), LAC's North American investments in the shares of certain companies, certain intellectual property rights and cash (collectively, the "Spin- Out Business") to the Company and the Company will distribute its common shares (the "Common Shares") to LAC Shareholders in a series of share exchanges. The "Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA" with an effective date of December 31, 2022 (the "Thacker Pass 1300 Report") is filed as Exhibit 15.1 to this registration statement.

The Separation will be pro rata to the LAC Shareholders, such that holders will maintain the same proportionate interest in LAC (which will be Lithium Argentina after the Separation) and in the Company both immediately before and immediately after the Separation. More specifically, LAC Shareholders will receive, for every one common share in the capital of LAC (each, a "LAC Common Share") owned immediately before the effective time of the Arrangement (the "Arrangement Effective Time"), one common share of Lithium Argentina (the "Lithium Argentina Common Shares") and one Common Share of the Company. Registered LAC Shareholders will receive direct registration statements representing their Common Shares and Lithium Argentina Common Shares upon submitting the share certificates or direct registration statements representing the LAC Common Shares and a letter of transmittal to a depositary appointed by LAC within three years following the completion of the Arrangement. The Arrangement will be effective on the third business day (or such other date as the parties may agree in writing) after the date upon which Lithium Argentina and the Company have confirmed in writing that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered (the "Arrangement Effective Date"). Incentive securities of LAC outstanding immediately before the Arrangement Effective Time will be exchanged for one equivalent incentive security of Lithium Argentina and one of the Company, subject to adjustment, as described in more detail under "Item 6.B - Compensation" and "Item 10.C - Material Contracts - Arrangement Agreement - Plan of Arrangement."

Under this registration statement on Form 20-F, the Company is applying to register its Common Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has applied to have its Common Shares listed on the TSX and the NYSE under the ticker symbol "LAC." The TSX has conditionally approved the listing of the Common Shares. There is no assurance that the NYSE will approve the Company's listing application. The listing of the Common Shares will be subject to the Company fulfilling all of the requirements of the TSX and the NYSE, respectively. Upon consummation of the Separation and the successful listing of the Common Shares on the TSX and the NYSE, the Company and LAC will be independent publicly traded companies with separate boards of directors and management, although, at the time of the Separation, certain of the directors and officers of the LAC will hold similar positions at the Company.

Certain financial statements presented in this registration statement are carve-out financial statements derived from LAC's consolidated historical financial statements. The carve-out financial statements in this registration statement include audited carve-out financial statements of the Spin-Out Business for the fiscal years ended December 31, 2022, 2021 and 2020 and interim unaudited carve-out financial statements of the Spin-Out Business for the period ended March 31, 2023. The Company has no assets, liabilities or operations prior to the completion of the Separation. This registration statement also includes unaudited pro forma condensed consolidated financial statements of the Company as at and for the period ended March 31, 2023, and for the year ended December 31, 2022, which assume that the Separation was completed on January 1, 2022. This registration statement also includes audited financial statements for the period from incorporation on January 23, 2023 to March 31, 2023.

Unless otherwise indicated or required by the context in this registration statement, the Company's disclosure assumes that the consummation of the Separation has occurred. Although the Company will not acquire the Spin-Out Business until the Separation is effective pursuant to the Arrangement, the operating and other statistical information with respect to the business is presented as of and for the years ended December 31, 2022, 2021 and 2020, and as of and for the period ended March 31, 2023, unless otherwise indicated, as if the Company owned such business as of such date.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

The Company qualifies as an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act." As an emerging growth company, the Company may take advantage of specified reduced disclosure and other exemptions from requirements that are otherwise applicable to public companies that are not emerging growth companies. These provisions include:

  Reduced disclosure about the Company's executive compensation arrangements;

  Exemptions from non-binding shareholder advisory votes on executive compensation or golden parachute arrangements; and

  Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

The Company does not intend to take advantage of the extended transition period allowed for emerging growth companies for complying with new or revised accounting guidance as allowed by Section 107 of the JOBS Act and Section 7(a)(2)(B) of the Securities Act.

The Company may take advantage of these exemptions for up to five years after the date of first sale of securities under a Securities Act registration statement or such earlier time that the Company is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.235 billion in annual revenues as of the end of a fiscal year, if it is deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission (the "SEC") or if it issues more than $1.0 billion of non-convertible debt over a three-year period.

PART I

 Unless the context otherwise requires, as used in this registration statement, the terms "Company," "we," "us," and "our" refer to 1397468 B.C. Ltd. and any or all of its subsidiaries, and "1397468 B.C. Ltd." refers only to 1397468 B.C. Ltd. and not to its subsidiaries. References in this registration statement to "LAC" refer to Lithium Americas Corp.

 Unless otherwise indicated, all references to "U.S. dollars," "dollars," "US$" and "$" in this registration statement are to the lawful currency of the United States of America.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

 For information regarding our directors and senior management, see "Item 6. Directors, Senior Management and Employees - A. Directors and Senior Management."

B. Advisers

 Not applicable.

C. Auditors

 Our auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

 The following table sets forth our consolidated capitalization and indebtedness as at March 31, 2023, reflecting the completion of the Arrangement as at such date. The financial data included herein is derived from the Spin-Out Business, also known as LAC North America. The annual financial statements have been prepared in accordance with IFRS and the interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. This table should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," the audited carve-out financial statements, the interim unaudited financial statements, the pro forma financial statements and other information provided in this registration statement.

	As at March 31, 2023
	Actual	Pro Forma As Adjusted
	(in thousands of US$)
Total capitalization:
Loan from LAC	$44,458	$-

Net LAC investment	$514,231	$-
Share Capital	-	$634,680
Deficit	$(262,143)	$(263,715)
Total shareholders' equity	$252,088	$370,965
Total capitalization	$296,546	$370,965

Amounts held in cash and cash equivalents
Cash and cash equivalents(1)	$308,537	$383,537

Notes:

(1) See also "Cash to be Transferred to the Company" below.

Cash to be Transferred to the Company

 As at March 31, 2023, the Spin-Out Business to be transferred to the Company as part of the Separation had $308.5 million in cash and cash equivalents (which includes unspent net proceeds from Tranche 1 (as defined below) of the GM Transaction (as defined below). Such funds are utilized by LAC for the advancement of the Thacker Pass Project and will be reduced accordingly until the completion of the Separation. The Plan of Arrangement contemplates the transfer of an additional $75 million from LAC to the Company, to establish sufficient working capital of the Company, provided however that in the event the Separation takes effect later than September 1, 2023, the actual amount of cash to be transferred will be to subject to adjustments at the discretion of the board of directors of LAC. LAC will be monitoring working capital requirements and progress of business operations for each of the business units during the period through to completion of the Separation, and such adjustments will be determined, in particular, based on the funding needs of Lithium Argentina as the Caucharí-Olaroz Project ramps-up towards full production to provide sufficient funds to cover any additional cash needs that may be required.

C. Reasons for the Offer and Use of Proceeds

 Not applicable.

D. Risk Factors

 You should carefully consider the risks described below, together with all of the other information included in this Form 20-F, in evaluating the Company and its Common Shares. The following risk factors could adversely affect the Company's business, financial condition, results of operations and the price of the Common Shares.

 In this section "Risk Factors," references to the "Company" are to the Company, and/or as applicable, LAC prior to the Separation as it relates to the Company following the Separation and the Spin-Out Business.

Risks Relating to the Company and the Spin-Out Business

The demand for lithium and the growth of the lithium market are uncertain.

 The development of lithium operations at the Thacker Pass Project is highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the Thacker Pass Project, its potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

The Company may be unable to complete the development of the Thacker Pass Project.

 The Company's business strategy depends in substantial part on developing the Thacker Pass Project into a commercially viable mine and chemical manufacturing facility. Whether a mineral deposit will be commercially viable depends on numerous factors, including but not limited to: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations.

 On February 6, 2023, the Company received a favorable ruling from the U.S. District Court, District of Nevada (the "Federal District Court") in respect of the appeal of the issuance of the Record of Decision (the "ROD") for the Thacker Pass Project. The Federal District Court declined to vacate the ROD for the Thacker Pass Project, ordered the U.S. Department of the Interior Bureau of Land Management (the "BLM") to determine whether the Company possesses adequate mining-claim rights to the lands over the area designated for waste storage and tailings and did not impose any restrictions expected to impact the construction timeline of the Thacker Pass Project. The Company commenced construction activities, including site preparation, geotechnical drilling, water well drilling, water pipeline development and associated infrastructure after having selected an engineering, procurement and construction management firm to develop and execute the construction plan for the Thacker Pass Project. The Company is also focused on the development of a North American supply chain, and continues to progress the DOE Advanced Technology Vehicles Manufacturing Loan program ("ATVM Loan Program") application for financing of the Thacker Pass Project.

 There are many additional factors that could impact the project's development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors. The Thacker Pass Project is also subject to the development and operational risks described elsewhere in this registration statement. Accordingly, there can be no assurance that the Company will complete development of the Thacker Pass Project as currently contemplated, or at all. If the Company is unable to develop the Thacker Pass Project into a commercial operating mine, its business and financial condition could be materially adversely affected.

There is no assurance as to the outcome of the Company's application to the DOE for funding to be used at the Thacker Pass Project through the ATVM Loan Program.

 The DOE's invitation to enter into confirmatory due diligence and term sheet negotiations is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of any term sheet will be consistent with the terms proposed by the applicant. The outcome of the Company's application to the DOE for funding to be used at the Thacker Pass Project through the ATVM Loan Program is dependent on the results of DOE advanced due diligence and DOE's determination whether to proceed, and there can be no assurances as to the outcome of such due diligence review, whether the DOE will determine to proceed and as to the terms and conditions of any term sheet that may be offered, if any.

The ability to generate profitable operations on the Thacker Pass Project will be significantly affected by changes in the market price of lithium.

 The ability to generate profitable operations on the Thacker Pass Project, if and to the extent the project is developed and enter commercial operation, will be significantly affected by the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond the Company's control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company's projects do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade products. In turn, the availability of customers may also decrease. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company's products will affect the level of revenues expected to be generated by the Company, which in turn could affect the value of the Company, its share price and the potential value of its properties.

No assurance can be given that production estimates will be achieved generally or at the stated costs.

 This registration statement and the Thacker Pass 1300 Report contain estimates relating to future production and future production costs for the Thacker Pass Project. No assurance can be given that production estimates will be achieved generally or at the stated costs. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical conditions of ores, assumed metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. For the Thacker Pass Project, ore grade or type may be lower quality than expected, which may result in levels lower than expected. The failure of the Company to achieve production estimates could have a material and adverse effect on any or all of its cash flows, profitability, results of operations and financial condition.

The Thacker Pass 1300 Report may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events.

 The expected capital and operating costs for the Thacker Pass Project are based on the interpretation of geological and metallurgical data, feasibility studies, economic factors, anticipated climatic conditions and other factors that may prove to be inaccurate. Therefore, the Thacker Pass 1300 Report may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events. The Thacker Pass 1300 Report estimated life of mine project capital costs for the Thacker Pass Project of $5,505.8 million for both Phase 1 and 2, but any of following events, among the other events and uncertainties described therein, could affect the ultimate accuracy of such estimates: uncertainties in the interpreted geological data based on wide-spaced drill holes not being representative of the mineral deposit locally, in particular, unrecognized faults or basaltic units that could require changes to the mine plan or increased mine dilution or mine losses; unrecognized geotechnical conditions that could require flattening of the pit slope increasing the strip ratio and mining costs, and area required for waste rock storage; unanticipated changes to the process flowsheet; increase in capital costs for any reason; and adverse weather conditions that could reduce mine equipment performance and require waste management storage areas to be redesigned.

There can be no certainty that current permits will be maintained, permitting changes such as changes to the mine plan or increases to planned capacity will be approved, or additional local, state or provincial permits or approvals required to carry out development and production at the Thacker Pass Project will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate.

 Although the Company has obtained all key environmental permits for the Thacker Pass Project for an initial stage of construction, there can be no certainty that current permits will be maintained, permitting changes such as changes to the mine plan or increases to planned capacity will be approved, or additional local, state or provincial permits or approvals required to carry out development and production at the Thacker Pass Project will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate.

 In addition, there is the risk that existing permits will be subject to challenges of regulatory administrative process, and similar litigation and appeal processes. Litigation and regulatory review processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Company's Thacker Pass Project and consequently have a material adverse effect on the Company's prospects and business.

The processes contemplated by the Company for production of lithium carbonate from a sedimentary deposit such as that of the Thacker Pass Project have not yet been demonstrated at commercial scale.

 The processes contemplated by the Company for production of lithium carbonate from a sedimentary deposit such as that of the Thacker Pass Project have not previously been demonstrated at commercial scale. To mitigate this risk, the Company developed the Lithium Technical Development Center in Reno, Nevada ("LiTDC"), a new integrated process testing facility in Reno, Nevada to test the process chemistry. The LiTDC continues to operate based on the Thacker Pass Project flowsheet processing raw ore to final battery-quality lithium carbonate to produce product samples for potential customers and partners. The results of ongoing test work to de-risk each step of the flowsheet continue to be in line with expectations. However, there are risks that the process chemistry will not be demonstrated at scale, efficiencies of recovery and throughput capacity will not be met, or that scaled production will not be cost effective or operate as expected. In addition, the novel nature of the deposit could result in unforeseen costs, additional changes to the process chemistry and engineering, and other unforeseen circumstances that could result in additional delays to develop the project or increased capital or operating costs from those estimated in the Thacker Pass TR (as defined below) and the Thacker Pass 1300 Report, which could have a material adverse effect on the development of the Thacker Pass Project.

The Company may be subject to geopolitical risks.

 The Company's business is international in scope, with its incorporating jurisdiction and head office located in Canada and the Thacker Pass Project located in the United States. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company operates, or towards such political jurisdictions, may adversely affect the Company's operations or profitability and may affect the Company's ability to fund its ongoing expenditures at its projects.

 More specifically, as a result of increased concerns around global supply chains, the lithium industry has become subject to increasing political involvement, including in the United States and Canada. This reflects the critical role of lithium as an input in the development of batteries for the burgeoning transition to electric vehicles in the automotive industry, combined with worldwide supply constraints for lithium production and geopolitical tensions between Western countries such as the United States and Canada on the one hand and China on the other, arising from the dominant role of China in the production of inputs for the battery industry. The resulting political involvement appears to be evolving into a form of industrial policy by several governments, including those of Canada and the United States, in which they employ steps to encourage the development of domestic supply such as tax incentives and low-interest loans to domestic and other Western actors, as well as undertake steps to discourage the involvement of participants from non- Western countries, including the expansion of legal oversight and an expansion of the scope of discretionary authority under laws and regulations to impose restrictions on ownership, influence and investment. These factors are of particular relevance to the Company, with its Canadian incorporation, U.S.-based Thacker Pass Project and predominant connection to Canada and the United States through its stock exchange listings, shareholder base and board and management composition. This evolving industrial policy is resulting in benefits to the Company as a result of its connection to Canada and the United States, including the prospect of tax incentives and, potentially, financial support being made available for the development of the Thacker Pass Project. The Company is also having to manage the more restrictive aspects of this increased government involvement, which is expected to result in limitations on the extent to which the Company will be able to undertake business operations with non-Western parties and limitations on ownership and influence of non-Western parties in its business. The Company has and intends to continue to fully comply with legislation and policies in all jurisdictions where it operates, including steps under this policy. At this time, the Company does not believe that any of these steps will result in a substantive adverse change to its business or operations, or the intended geographic focus of its business.

Changes in mining, investment or other applicable policies or shifts in political attitude may adversely affect the Company's operations.

 The Company wholly-owns a mineral property in the United States. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company's operations or profitability and may affect the Company's ability to fund its ongoing expenditures at its projects. Regardless of the economic viability of the properties in which the Company holds interests, and despite being beyond the Company's control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company's properties, including the financial results therefrom.

The Company has no history of mining operations.

 The Company has no prior history of completing the development of a mining project or conducting mining operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain proposed members of management and employees have mining development and operational experience, the Company does not have vast experience as a collective organization. As a result of these factors, it is difficult to evaluate the Company's prospects, and the Company's future success is more uncertain than if it had a proven history.

The Company's activities may not result in profitable mining operations.

 The Company is and will continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labor and mining equipment and supplies; the need to obtain and maintain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including changes in the costs of fuel, power, labor, contractors, materials, supplies and equipment.

 It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start- up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at the Thacker Pass Project and any other mineral properties the Company advances or acquires in the future.

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company's current estimates.

 Feasibility reports and other mining studies, including the technical report for the Thacker Pass Project, are inherently subject to uncertainties. Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company's current estimates, and there can be no assurance that the Company's actual capital, operating and other costs will not be higher than currently anticipated. The Company's actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary supplies or equipment; inflationary pressures flowing from global supply chain shortages and increased transportation costs and other international events, which in turn are causing increased costs for supplies and equipment; increasing labor and personnel costs; unexpected construction or operating problems; cost overruns; lower than expected realized lithium prices; lower than expected ore grade; revisions to construction plans; risks and hazards associated with construction, mineral production and chemical plant operations; natural phenomena such as floods, fires, droughts or water shortages; unexpected labor shortages or strikes; general inflationary pressures and interest and currency exchange rates. Many of these factors are beyond the Company's control and could have a material effect on the Company's operating cash flow, including the Company's ability to service its indebtedness.

The Company's operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties and associated chemical plants, including an onsite sulfuric acid plant.

 The Company's operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties and associated chemical plants, including an onsite sulfuric acid plant. The Company has implemented a comprehensive suite of health and safety measures designed to comply with government regulations and protect the health and safety of the Company's workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nonetheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, unexpected material handling problems,  unexpected equipment capacity constraints, human error, labor disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, shortages of water, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, cave-ins, slope and embankment failures, landslides, earthquakes and industrial accidents, protests and other security issues, and the inability to obtain adequate machinery, equipment or labor due to shortages, strikes or public health issues such as pandemics, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third- party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure, or problems with the achieving agreements that facilitate use of this infrastructure (if any are required), without adequate replacement or alternatives may also have a material impact on the Company.

 Ore grade, composition or type at the Thacker Pass Project may be lower quality than expected, which may result in actual production levels being lower than expected.

Changes to government laws and regulations may affect the development of the Thacker Pass Project.

 Changes to government laws and regulations may affect the development of the Thacker Pass Project. Such changes could include laws relating to taxation, royalties, restrictions on production, export controls, environmental, biodiversity and ecological compliance, mine development and operations, mine safety, permitting and numerous other aspects of the business.

The Company must comply with stringent environmental regulation in the United States, which may change or otherwise result in delay and/or increase the cost of exploration and development of the Thacker Pass Project.

 The Company must comply with stringent environmental regulation in the United States. Such regulations relate to many aspects of the project operations for the Thacker Pass Project, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, biodiversity such as impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

 Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company's development programs. Such changes in environmental laws and regulations and associated regulatory requirements could delay and/or increase the cost of exploration and development of the Thacker Pass Project.

 Tailings are a potential environmental risk for the Company as it moves toward production. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks and water usage requirements associated with them. Given the location of the Thacker Pass Project, which is in an arid, generally flat and less populated region of Nevada, and the design of the mine plans and processes to manage waste and water for the Thacker Pass Project, many of the risks associated with tailings management are expected to be mitigated for the project. Tailings generated at the Thacker Pass Project will be filtered and stacked, which generally has fewer risks and environmental impacts than other tailings management methods. Nonetheless, risks associated with tailings cannot be eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures and a weather event exceeding the design criteria of water diversion and water impoundment structures will continue to exist. The occurrence of any of these events, some of which are heightened risks given the potential effects of climate change, could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, trigger investigations by regulatory authorities, and have a material adverse effect on the Company's planned operations and financial condition.

 The Company has completed previous mining for small amounts of clay on a portion of the lands comprising the Thacker Pass Project in connection with its former organoclay business, which had an environmental impact on the property. Although the Company has performed reclamation work on the property to address such environmental impacts, and much of the disturbance is expected to be subsumed by the Thacker Pass Project, there can be no assurance that additional environmental liability will not arise in the future.

The Company does not have a diversified portfolio of assets and is dependent on the Thacker Pass Project.

 The Company has only one material mining project, the Thacker Pass Project. Unless it acquires other mineral properties or makes new discoveries for certain areas where the Company owns the mineral rights, the Company will be dependent on the Thacker Pass Project being successfully developed and brought into production. Failure to successfully develop, bring into production and operate the Thacker Pass Project could have an adverse impact on the Company's business, financial condition and results of operations. Until such time as the Company acquires or develops other significant assets, the Company will continue to be dependent on the success of its activities at the Thacker Pass Project.

Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic.

 In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company, or may not be continued by insurers for reasons not solely within the Company's control. The Company maintains liability insurance in accordance with industry standards. However, losses from uninsured and underinsured liabilities have the potential to materially affect the Company's financial position and prospects. The anticipated costs of environmental reclamation are fully bonded by the Company through a third-party insurer. Reclamation cost estimates and bond submissions are reviewed and approved by the BLM; the State of Nevada also approves the reclamation cost estimate.

There can be no assurance of title to any of the Company's property interests, or that such title will ultimately be secured.

 The U.S. Mining Act and other federal and state laws govern the Company's ability to develop, mine and process the minerals on the unpatented mining claims and/or mill site claims that form the Thacker Pass Project, which are locatable under the U.S. Mining Act. There can be no assurance of title to any of the Company's property interests, or that such title will ultimately be secured. The Company's property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

 The Company cannot guarantee that the validity of its unpatented mining claims will not be contested by the United States. A successful contest of the unpatented mining claims could result in the Company being unable to develop minerals on the contested unpatented mining claims or being unable to exercise its rights as the owner or locater of the unpatented mining claims.

 The Company must apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although the Company has applied for and has received, or anticipates receipt of, such approvals and permits for certain areas where the Company owns mineral rights, there is no assurance that the Company's rights under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties. See "Item 4.D - Property, Plants and Equipment - Recent Developments."

The mining industry is competitive.

 The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

 Competition is also intense for mining equipment, supplies, qualified service providers and personnel in all jurisdictions where the Company operates. If qualified expertise cannot be sourced and at cost effective rates in Canada and the United States, the Company may need to procure those services elsewhere, which could result in additional delays and higher costs to obtain work permits.

 As a result of such competition, the Company may be unable to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to complete the development of its projects.

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety.

 The mineral exploration, development and processing business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company's business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company's reputation, operations and future prospects.

The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties.

 Mineral Resources and Mineral Reserves figures disclosed in this registration statement are estimates only. Estimated tonnages and grades may not be achieved if the projects are brought into production; differences in grades and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgements used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, its business, results of operations and financial position.

 Any estimates of Inferred Mineral Resources included in this registration statement are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher category.

The Thacker Pass Project may have opponents, and substantial opposition could result in delays or prevent the project from proceeding.

 The Thacker Pass Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to the Company's mining project could result in delays to project development or business plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Climate change may impact the sufficiency of water available to support planned Phase 1 operations for the Thacker Pass Project, which may have a material adverse effect on the Company's operations and prospects.

 Water management regulations are in place in Nevada where the Thacker Pass Project is located. Water rights have been acquired that are expected to be sufficient to support all Phase 1 operations for the Thacker Pass Project as contemplated by the Thacker Pass 1300 Report. However, given the unpredictable impact of climate change on the environment, water levels, weather conditions and weather events, such as drought, in the region where the Thacker Pass Project is located, there is a risk that the aquifers in the watersheds where the Company has acquired water rights to date may not be able to provide enough water for planned operations for the estimated mine life set out in the plan of operations. To reduce the Thacker Pass Project's environmental footprint, and as a mitigation measure, the processing facility at Thacker Pass Project has been designed to minimize water usage to the extent possible by incorporating recycling technologies. However, going forward, availability of water and water rights at cost effective pricing may become of increasing importance to the Company's operations and prospects, a risk that may be heightened by the potential effects of climate change and could have a material adverse effect on the Company's operations and prospects.

The Company may face increasing operating costs as a result of compliance with climate change regulations or the physical risks of climate change.

 The introduction of climate change legislation is an increasing focus of various levels of government worldwide, with emissions regulations and reporting regimes being enacted or enhanced, and energy efficiency requirements becoming increasingly stringent. As a development stage company with a focus on lithium production, the Company is committed to developing its business with a view to contributing to the low carbon economy. To that end, the Company is designing facilities to reduce carbon emissions at the Thacker Pass Project. This includes incorporating sustainable energy sources and minimizing the use of non-renewable sources of energy to the extent that renewable sources are available with sufficient capacity, at cost effective pricing and that meet the required performance criteria. However, the use of such low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, if the trend toward increasing regulations continues, the Company may face increasing operating costs at its projects to comply with these changing regulations.

 Climate change risks also extend to the physical risks of climate change. These include risks of variable and extreme precipitation, reduction in water availability or water shortages, extreme weather events, changing temperatures, wildfire, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the project site for the Thacker Pass Project, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company's operations. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although the Company has attempted to design project facilities to address certain climate related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate related events. As such, climate related events have the potential to have a material adverse effect on the Company's operations and prospects.

 Risks related to increasing climate change related litigation is another potential risk factor that may impact the Company's future prospects, after production begins at the Thacker Pass Project. Until then, the risk of occurrence of such litigation is low.

If the Company is classified as a ''passive foreign investment company,'' U.S. investors who acquire Common Shares could be subject to adverse U.S. federal income tax consequences.

 If the Company is classified as a "passive foreign investment company" ("PFIC") within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the "Code") for U.S. federal income tax purposes, a U.S. Shareholder (as defined below) who owns Common Shares could be subject to adverse tax consequences, including a greater tax liability than might otherwise apply, an interest charge on certain taxes deemed deferred as a result of the Company's non-U.S. status, and additional U.S. tax reporting obligations. In general, a non-U.S. corporation will be a PFIC during a taxable year if, taking into account the income and assets of certain of its affiliates, (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. Passive income generally includes interest, dividends, and other investment income.

 The determination of whether the Company is a PFIC depends upon the composition of its income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Based on its current and expected income, assets and activities, the Company may be classified as a PFIC for the current taxable year or in the foreseeable future. Thus, there can be no assurance that the Company will not be classified as a PFIC for any taxable year, or that the United States Internal Revenue Service (the "IRS") or a court will agree with the Company's determination as to its PFIC status. In addition, in the event that the Common Shares that a U.S. Shareholder received pursuant to the Arrangement is treated as stock of a PFIC, the U.S. federal income tax treatment is not entirely clear. A U.S. Shareholder, however, can be treated as holding stock of a PFIC in periods prior to the Arrangement, and therefore may not be able to make a timely QEF Election for such stock and may be subject to the adverse U.S. tax treatment described below under the heading "Material U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Rules."

 Potential investors who are U.S. Shareholders are urged to consult their own tax advisors regarding the application of the PFIC rules, including the related reporting requirements and the advisability of making any available election under the PFIC rules, with respect to their ownership and disposition of Common Shares. This risk factor is qualified in its entirety by the discussion below under the heading "Material U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Rules." Each potential investor who is a U.S. Shareholder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the Inflation Reduction Act of 2022 may adversely impact the Company and the value of the Common Shares.

 Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the Common Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

 The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company's financial performance and the value of the Common Shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and purchasers of Common Shares is uncertain.

 In addition, the Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or purchasers of the Common Shares.

Proposed changes to Canadian tax law may adversely impact the Company and the value of the Common Shares.

 On March 28, 2023, the government of Canada released its 2023 federal budget which includes provisions that will impact the Canadian federal income taxation of corporations. Similar to the U.S. measure relating to corporate stock repurchases, Canada has proposed a 2% tax on the net value of equity repurchases by certain publicly traded entities. The application of the tax will be subject to certain exceptions and anti-avoidance provisions. As of the date of this registration statement, draft legislation has yet to be released and the impact of this legislation or any future changes in tax laws on the Company and shareholders of the Company cannot be predicted.

The COVID-19 pandemic, the Russian war in Ukraine, inflation and other factors may have a significant adverse effect on the Company's operations, business and financial condition.

 The COVID-19 pandemic, the Russian war in Ukraine, inflation and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a significant adverse effect on the Company's operations, business and financial condition.

 The impacts of the COVID-19 pandemic, and governmental response thereto, on global commerce have and continue to be extensive and far- reaching. There has been significant stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people has been restricted from time to time. The current global uncertainty with respect to COVID-19, the rapidly evolving nature of the pandemic, including the occurrence of new variants, and local and international developments related thereto and its effect on the broader global economy and capital markets may have a negative effect on the Company and the advancement of the Thacker Pass Project. The precise impact of further COVID-19 outbreak or the emergence of new diseases on the Company remains uncertain, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which had direct impacts on businesses in Canada, the United States and around the world and could again result in travel bans, work delays, difficulties for contractors and employees to work at site, and diversion of management attention all of which in turn could have a negative impact on development of the Thacker Pass Project and the Company generally. Although many of these impacts appear to be lessening in most jurisdictions, there continues to be significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it, or governmental responses to it, may have on the advancement of the Thacker Pass Project, on the Company's suppliers, on the Company's employees and on global financial markets which may have a material adverse effect on the Company's operations, business and financial condition.

 These concerns, together with concerns over general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical issues, Russia's war in Ukraine and inflation have contributed to increased economic uncertainty and diminished expectations for the global economy. This global economic uncertainty may have a material adverse effect on our operations, business and financial condition.

 Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to: fluctuations in the market price of lithium-based products, the development of Thacker Pass Project, the terms and availability of financing, cost overruns, geopolitical concerns, and changes in law, policies or regulatory requirements.

Risks Relating to the Company's Common Shares following the Separation

The Company will have a significant shareholder and a commercial relationship with such significant shareholder.

 General Motors Holdings LLC ("GM") holds approximately 9.4% of the outstanding shares of LAC as of the date of this registration statement, and is anticipated to hold approximately the same amount of interest in the Company. The completion of Tranche 2 will result in an increase to  GM’s holding subject to a maximum aggregate holding of 30% of the Company. Additionally, GM has a commercial relationship with LAC (and following the Separation, the Company) in respect of the Thacker Pass Project under the Offtake Agreement (as defined below), and possesses board nomination rights, oversight and securities offering participation rights in respect of LAC (and following the Separation, the Company) pursuant to the Investor Rights Agreement (as defined below).

 As a result of its significant current and anticipated share holdings and investor rights, GM may have the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of the Company and the approval of certain corporate transactions. There is a risk that the interests of GM may diverge from those of other shareholders and also discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Company's securities, would otherwise receive a premium for the Company's securities over the then current market price. The significant holdings of GM could also create a risk that the Company's securities are less liquid and trade at a relative discount compared to circumstances where GM did not have the ability to influence or determine matters affecting the Company. Additionally, dispositions by significant shareholders could also have an adverse effect on the market price of the Common Shares.

There is no existing market for the Company's Common Shares, and a trading market that will provide you with adequate liquidity may not develop. The price of the Common Shares may fluctuate significantly, and you could lose all or part of your investment.

 Prior to the Separation, there has been no public market for the Common Shares of the Company. The Company does not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your Common Shares at or above the initial trading price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the Common Shares and limit the number of investors who are able to buy the Common Shares.

The market price of the Company's Common Shares may in the future be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell the Common Shares.

 The market price of the Company's Common Shares may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond the Company's control. Among the factors that could in the future affect the Company's stock price are:

  quarterly variations in our results of operations;

  changes in market valuations of similar companies and stock market price and volume fluctuations generally;

  changes in earnings estimates or the publication of research reports by analysts;

  speculation in the press or investment community about the Company's business or the mining industry generally;

  strategic actions by the Company or its competitors such as acquisitions or restructurings;

  a thin trading market for the Company's Common Shares may develop, which could make makes it somewhat illiquid;

  regulatory developments;

  additions or departures of key personnel;

  the selling price of lithium;

  general market conditions; and

  domestic and international economic, market and currency factors unrelated to our performance.

 The stock markets have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our Common Shares.

 Additionally, there is no guarantee of a continuing public market to resell the Common Shares. The Company cannot assure you that an active and liquid public market for the Common Shares will develop or continue.

The Company may issue additional Common Shares or other equity securities without your approval, which could dilute your ownership interests and may depress the market price of our common shares.

 The Company may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future exploration, development and acquisition plans, repayment of outstanding indebtedness or issuances and exercises under our equity incentive plan, without shareholder approval, in a number of circumstances.

 Issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

  existing shareholders' proportionate ownership interest in the Company will decrease;

  the amount of cash available for dividends payable on the Common Shares may decrease or be nil;

  the relative voting strength of each previously outstanding Common Share may be diminished; and

  the market price of the Common Shares may decline.

It may not be possible for investors to serve process on or enforce U.S. judgments against the Company.

 The Company is incorporated in a jurisdiction outside the United States. In addition, certain of the directors and officers are expected to be non- residents of the U.S., and all or a substantial portion of the assets of these non-residents will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon the Company or certain directors and officers or to enforce a judgment against the Company for civil liabilities in U.S. courts. In addition, you should not assume that courts in the country in which the Company is incorporated (1) would enforce judgments of U.S. courts obtained in actions against the Company based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against the Company based on those laws.

The Company will require additional financing to advance the project into construction as planned.

 The Company has significant capital requirements associated with the development of its Thacker Pass Project, and will require additional financing to advance the project into construction as planned. In addition, a condition of the Tranche 2 (as defined below) investment under the GM Transaction (as defined below) is that the Company must secure sufficient funding to complete the development of Phase 1 of the Thacker Pass Project. The Company may pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued, or result in additional or more onerous restrictions on the Company's business, and substantial interest and capital payments if new debt financing is obtained. The Company submitted a loan application to the DOE as partial financing for the Thacker Pass Project, which, if granted, is not expected to have a dilutive effect but would result in the Company being more highly leveraged, which could have a material adverse effect on the Company's future prospects if it is unable to satisfy its debt obligations as they become due.

 The ability of the Company to arrange additional financing for the Thacker Pass Project in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company's business, results of operations and financial condition.

There is a risk that Tranche 2 of the GM Transaction is not completed, which will have a material adverse impact on the financing and development of the Thacker Pass Project. On the other hand, the successful completion of the GM Transaction may not bring about the anticipated benefits of the transaction and may have a negative effect on the trading price of the Common Shares as well as the interests and rights of the Company's shareholders.

 There is a risk that Tranche 2 of the GM Transaction (as defined below) is not completed. The GM Transaction will be subject to a number of conditions and approvals, including in connection with Tranche 2 (as defined below), the Company securing sufficient funding to complete the development of Phase 1 of the Thacker Pass Project as set out in the Thacker Pass TR (as defined below) and the Thacker Pass 1300 Report, among other conditions. Many of these conditions are outside the control of the Company and there can be no certainty that all conditions to Tranche 2 of the GM Transaction will be satisfied or completed, that all approvals (regulatory or otherwise) required to complete the GM Transaction will be received, or that the GM Transaction will be completed on the anticipated terms and timeline described herein, or at all.

 In addition, there can be no certainty that the potential benefits of the GM Transaction will be realized, and there is a risk that the dilution of the interests of shareholders of the Company arising from the GM Transaction will have an impact on the trading price for, and the market for trading in, the securities of the Company. As a result of the closing of Tranche 1 of the GM Transaction, GM received a set of investor rights, based upon certain ownership thresholds and production commitments with the Company, which may affect the rights and entitlements of other securityholders of the Company adversely and restrict certain actions of the Company, including with respect to board nomination rights, oversight, and participation in future equity issuances of the Company.

There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights.

 The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Company's competitors could independently develop similar technology, processes or know-how; that the Company's trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Company's intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect the Company's intellectual property could have a material adverse effect on the Company's business, results of operations and financial condition.

If the work conducted by the Company's consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

 The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing the Thacker Pass Project or other risks.

The Company does not intend to declare or pay any cash dividends in the foreseeable future.

 The Company has not paid dividends on its Preference Shares and Common Shares, none of which will be issued prior to the Separation, since incorporation, and currently has no ability to generate earnings as the Thacker Pass Project is in the development stage. If development of the Thacker Pass Project is successfully completed, the Company anticipates that it will retain its earnings and other cash resources for future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Company's board of directors (the "Board"), which will consider many factors including the Company's operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

The success of the Company continues to depend largely upon the performance of key officers, employees and consultants.

 The Company highly values the contributions of its key personnel. The future success of the Company will continue to depend largely upon the performance of key officers, employees and consultants who have advanced the Spin-Out Business to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where the Company conducts its operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to the Company and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain new talent as the Company grows, could have a material adverse effect upon the Company's growth potential and prospects.

 Additionally, the Company has not purchased any "key-man" insurance for any of its directors, officers or key employees and currently has no plans to do so.

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business.

 The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration and development business. Litigation related to environmental and climate change-related matters, and environmental, social and governance (ESG) disclosure is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

 Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company and its projects are, from time-to-time, subject to legal proceedings or the threat of legal proceedings. Please see "Property, Plant and Equipment - Recent Developments-Significant Events" for further details. If the Company were to be unsuccessful in defending any material claims against it, or unable to settle such claims on a satisfactory basis, the Company may be faced with significant monetary damages, injunctive relief or other negative impacts that could have a material adverse effect on the Company's business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

The occurrence of a significant cybersecurity incident could have a material adverse effect on the Company's business and result in a prolonged disruption to it.

 Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and evolve in terms of severity and sophistication, particularly as a result of remote work. A cybersecurity attack has the potential to compromise the business, financial and other systems of the Company, and could go unnoticed for some time. Risks associated with cybersecurity threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs and time to prevent, respond to or mitigate cybersecurity incidents. The Company has implemented a cybersecurity policy, provided training to its personnel as a mitigation measure and is developing a response plan to address potential cybersecurity breaches. System and network maintenance, upgrades and similar best practices are also followed. However, despite these measures, the occurrence of a significant cybersecurity incident could have a material adverse effect on the Company's business and result in a prolonged disruption to it.

The Company may lose its foreign private issuer status.

 As a "foreign private issuer," as such term is defined under the Exchange Act, the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would likely result in increased expenses and would require the Company's management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. domestic companies, and the Company will not be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could increase the costs of accessing capital markets compared to if the Company was a foreign private issuer able to rely on the multijurisdictional disclosure system. In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase the Company's costs of compliance.

 The Company could lose its status as a foreign private issuer if more than 50% of the Company's outstanding voting securities are directly or indirectly held of record by U.S. holders as of the end of the Company's second fiscal quarter and any one of the following is true: (i) the majority of the Company's directors or executive officers are U.S. citizens or residents; (ii) more than 50% of the Company's assets are located in the United States; or (iii) the Company's business is administered principally in the United States. It is anticipated that, upon completion of the Arrangement, the Company's only material mining project, the Thacker Pass Project, is located in the United States. In addition, it is anticipated that, upon completion of the Arrangement, a majority of the Company's directors and executive officers will be U.S. citizens or residents and, while its head office will be in Canada, a substantial portion of the Company's business will be administered principally in the United States. As a result, if more than 50% of the Company's outstanding voting securities are directly or indirectly held of record by U.S. holders as of the end of the Company's second fiscal quarter following completion of the Separation, the Company could lose its status as a foreign private issuer.

Risks Relating to the Separation

The Company may be unable to achieve some or all of the benefits that it expects to achieve from the Separation.

 The Company believes that, as a publicly-traded company, it will be able to, among other things, better focus its financial and operational resources on the Thacker Pass Project, implement and maintain a capital structure designed to meet its specific needs, design and implement corporate strategies and policies that are targeted to its business and geographic focus of operations, more effectively respond to industry dynamics and create effective incentives for management and employees that are more closely tied to the Company's business performance. However, by separating from LAC, the Company may be more susceptible to market fluctuations, will not receive the benefit of the expected near-term cash flow positive operations of LAC from its Argentine project interests, and may experience other adverse events. In addition, the Company may be unable to achieve some or all of the benefits that it expects to achieve as a separate company in the time expected, if at all. The completion of the Separation will also require significant amounts of the Company's management's time and effort, which may divert management's attention from operating and growing the Company's business.

The Company may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a publicly-traded company, and the Company may experience increased costs after the Separation.

 Following the Separation, the Company will need to provide internally or obtain from unaffiliated third parties some of the services which the entities holding the Spin-Out Business currently receive from LAC, notwithstanding and further to the provision of transitional services and facilities by LAC and its affiliates to the Company and its affiliates pursuant to a transitional services agreement to be entered into between LAC and the Company (the "Transitional Services Agreement"). The Company may be unable to replace these services in a timely manner or on terms and conditions as favorable as those received from LAC. The Company may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If the Company fails to obtain the services necessary to operate effectively or if it incurs greater costs in obtaining these services, the Company's business, financial condition and results of operations may be adversely affected.

The Company has no operating history as a publicly-traded company, and its historical financial information is not necessarily representative of the results that the Company would have achieved as a publicly-traded company and may not be a reliable indicator of the Company's future results.

 The Company derived the historical financial information included in this registration statement on a carve out basis from LAC's consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position the Company would have achieved as a separate publicly-traded company during the periods presented or those that the Company will achieve in the future. This is primarily because of the following factors:

  Prior to the Separation, the operations of the Spin-Out Business were part of the operations of LAC's broader corporate organization, and LAC held interests in other mineral projects in addition to the Spin-Out Business. The Company's historical financial information reflects allocations of corporate expenses from LAC for administrative and similar functions. These allocations may not reflect the costs the Company will incur for similar services in the future as a standalone publicly-traded company.

  The Company's historical financial information does not reflect changes that the Company expects to experience in the future as a result of its separation from LAC, including changes in the Company's cost structure, personnel needs, tax structure, financing and business operations. The entities holding the Spin-Out Business enjoyed certain benefits from LAC's operating diversity, size, borrowing leverage and available capital for investments, which may not be available to the Company after the Separation. As a separate entity, the Company may be unable to purchase services and technologies or access capital markets on terms as favorable as those obtained by the entities holding the Spin-Out Business as part of LAC prior to the Separation.

 Following the Separation, the Company will also be responsible for the additional costs associated with being a publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. Following the Separation, the Company and Lithium Argentina are expected to enter into the Transitional Services Agreement for the provision of transitional services and facilities between the parties thereto for which the Company will be required to pay certain costs. Certain costs incurred by LAC, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, information technology and other shared services, have historically been allocated to the Spin-out Business by LAC; but these allocations may not reflect the future level of these costs as the Company begins to source these services itself. Therefore, the financial statements of the Spin-Out Business may not be indicative of the Company's future performance as a separate publicly-traded company. The Company cannot assure you that its operating results will continue at a similar level when the Company is a separate publicly-traded company. For additional information about the Company's past financial performance and the basis of presentation of the financial statements, see "Item 5. Operating and Financial Review and Prospects" and the Company's historical financial statements and the notes thereto included elsewhere in this prospectus.

The Company may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.

 From time to time the Company may need to access the capital markets to obtain long-term and short-term financing. The Company has not previously accessed the capital markets as a separate public company, and the Company's access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including the Company's business prospects and financial performance, its credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. The Company cannot assure you that it will have access to the capital markets at the times and in the amounts needed or on terms acceptable to it.

The Company has no history of generating cash flow and will be dependent upon its ability to generate future profits and may be dependent on raising additional funds.

 The Company anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Thacker Pass Project. Although the Company will have cash transferred from LAC upon completion of the Separation, the Company's ability to continue as a going concern following the Separation and the depletion of its capital will be dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company could be exposed to substantial tax liabilities if the tax-deferred Separation requirements are not met.

 In connection with the Arrangement, LAC has applied for and received certain advance income tax rulings in Canada and the United States (together, the "Tax Rulings"). The Canadian Tax Ruling requested from Canadian tax authorities and received on July 12, 2023 requires, among other things, that the transfer of the Spin-Out Business comply with all requirements of the public company "butterfly" rules in section 55 of the Income Tax Act (Canada) (the "Tax Act"). Although the Arrangement is structured to comply with these rules, there are certain requirements of these rules that depend on events occurring after the Arrangement is completed or that may not be within the control of the Company and/or Lithium Argentina. For example, under section 55 of the Tax Act, the Company and/or Lithium Argentina will recognize a taxable gain on the transfer by LAC of the Spin-Out Business if: (i) a "specified shareholder" of the Company or of Lithium Argentina disposes of Company or Lithium Argentina shares (or property that derives 10% or more of its fair market value from such shares or property substituted therefor) to an unrelated person or partnership as part of the series of transactions which includes the transfer by LAC of the Spin-Out Business, (ii) there is an acquisition of control of the Company or Lithium Argentina that is part of the series of transactions that includes the transfer by LAC of the Spin-Out Business, (iii) a person unrelated to the Company acquires (generally otherwise than as a result of a disposition in the ordinary course of operations of the Company), as part of the series of transactions that includes the transfer by LAC of the Spin-Out Business, property acquired by the Company on the Separation that has a fair market value greater than 10% of the fair market value of all property received by the Company on the Separation, (iv) a person unrelated to Lithium Argentina acquires (generally otherwise than as a result of a disposition in the ordinary course of operations of Lithium Argentina), as part of the series of transactions that includes the transfer by LAC of the Spin-Out Business, property retained by Lithium Argentina on the Separation that has a fair market value greater than 10% of the fair market value of all property retained by Lithium Argentina on the Separation, or (v) certain persons acquire shares of Lithium Argentina (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by LAC of the Spin-Out Business. If these requirements are not met, the Company and/or Lithium Argentina would recognize a taxable gain in respect of the transfer by LAC of the Spin-Out Business to the Company as part of the Separation. If incurred, these tax liabilities could be substantial and could have a material adverse effect on the financial position of the Company and/or Lithium Argentina. Under the terms of the Tax Indemnity and Cooperation Agreement (as defined below), the Company and Lithium Argentina would generally be required to indemnify the other party for any such tax if it is the result of the indemnifying party (or its affiliates) breaching its covenant not to take any action, omit to take any action or enter into a transaction that could cause the Arrangement or any related transaction to be treated in a manner inconsistent with the Canadian Tax Ruling.

The receipt of Company shares by LAC's shareholders pursuant to the Arrangement is intended to be treated as tax-free for U.S. federal income tax purposes, but no assurance can be given of such treatment.

 In connection with the Arrangement, LAC has received a U.S. Tax Ruling from the IRS on July 13, 2023 substantially to the effect that the receipt of Company Common Shares by LAC's shareholders pursuant to the Arrangement will be tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. The U.S. Tax Ruling relies on, among other things, certain facts and assumptions, as well as certain representations, statements, and undertakings of LAC and the Company (including those relating to the past and future conduct of LAC, Lithium Argentina and the Company). Notwithstanding the receipt of the U.S. Tax Ruling, the IRS could determine on audit that receipt of Company Common Shares by LAC's shareholders was treated as a taxable transaction if the IRS determines that any of the facts, assumptions, representations, statements or undertakings upon which the U.S. Tax Ruling was based are inaccurate or have been violated. If the IRS were successful in taking this position, the receipt of Company Common Shares by LAC's shareholders pursuant to the Arrangement may be treated as a taxable dividend from LAC or capital gain with respect to such shareholders' ownership of LAC shares for U.S. federal income tax purposes, in which case U.S. Shareholders may be subject to significant U.S. federal income tax liabilities. In addition, certain events that may or may not be within the control of the Company could cause the Arrangement to subsequently fail to qualify as generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, resulting in the receipt of Company Common Shares by LAC's shareholders pursuant to the Arrangement being taxable to U.S. Shareholders as described immediately above. Accordingly, the Company cannot provide assurance that the intended U.S. tax treatment will be achieved or that U.S. Shareholders will not incur substantial U.S. federal income tax liabilities from the receipt of Company Common Shares pursuant to the Arrangement.

To preserve the intended U.S. federal income tax treatment of the receipt of Company Common Shares by LAC's shareholders pursuant to the Arrangement, Lithium Argentina and the Company expect to agree to certain restrictions that may significantly reduce its strategic and operating flexibility.

 As described above, pursuant to the U.S. Tax Ruling received from the IRS, it is expected that the receipt of Company Common Shares by LAC's shareholders pursuant to the Arrangement will be tax-free for U.S. federal income tax purposes under Section 355(a) of the Code. To preserve the intended U.S. federal income tax treatment of the receipt of Company Common Shares by LAC's shareholders pursuant to the Arrangement, Lithium Argentina and the Company expect to agree in the Tax Indemnity and Cooperation Agreement to be restricted, except in specific circumstances, from taking or failing to take certain actions that could cause the receipt of Company Common Shares by LAC's shareholders pursuant to the Arrangement to be taxed in a manner that is inconsistent with the manner provided for in the U.S. Tax Ruling. These restrictions may limit the ability of the Company to pursue certain strategic transactions or other transactions that it believes to be in the best interests of its shareholders or that might increase the value of its business for three years following the completion of the Arrangement.

The Company will have indemnification obligations to Lithium Argentina following the Arrangement that could be significant.

 Pursuant to the Tax Indemnity and Cooperation Agreement (as defined below), Lithium Argentina and the Company will agree to a number of representations, warranties and covenants, including agreeing to indemnify and hold harmless the other party against any loss suffered or incurred resulting from, or in connection with, a breach of certain tax-related covenants. Any indemnification claim against the Company could be substantial, may not be able to be satisfied and may have a material adverse effect upon the Company.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

 The Company was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on January 23, 2023 for the sole purpose of completing the Separation. Upon consummation of the Separation, the Company will be re-named "Lithium Americas Corp."

 The Company's head office and registered office is located at 300 - 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, and our telephone number is +1 (778) 656-5820.

 The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is www.lithiumamericas.com.

Reasons for the Separation

 LAC's North American and Argentine business units represent two distinct businesses in its current portfolio, each of which has assets with significant value to be unlocked. The separation of LAC into two public entities, Lithium Argentina and the Company, is designed to provide each of them with a sharper strategic focus and enhanced operational flexibility that may not be available to them as a consolidated company.

 Specifically, decoupling LAC's North American business from LAC's Argentine business is expected to allow it to benefit more fully from funding opportunities available only to U.S. businesses in the critical minerals space and remove development and operational risks flowing from the Argentina portfolio, which would facilitate the advancement of the Thacker Pass Project towards production.

 The Separation would also provide the Spin-Out Business with enhanced access to growth capital by enabling it to tailor an independent capital allocation, investment decision process and financing solution. For instance, providing differentiated investment opportunities to investors, many of whom are solely interested in or strongly value one of LAC's two business units over the other, would greatly enhance the funding options available to the separated entities.

GM Transaction

 On January 30, 2023, LAC entered into a master purchase agreement (the "GM Transaction Purchase Agreement") with GM pursuant to which GM will make an approximately $650 million equity investment in LAC, to be used for the development of the Thacker Pass Project (the "GM Transaction").

Tranche 1

 The first tranche of the GM Transaction closed on February 16, 2023, whereby GM acquired 15,002,243 LAC Common Shares at a price of $21.339 per share (the "Tranche 1 Subscription Price"), for gross proceeds of approximately $320 million ("Tranche 1"), resulting in GM holding a 9.9% equity interest in LAC on a non-diluted basis on such date.

 LAC also entered into a subscription agreement between LAC and GM dated February 16, 2023 (the "Tranche 2 Subscription Agreement") setting forth the terms and conditions of Tranche 2 (as defined below).

Tranche 2

 In respect of the second tranche of the GM Transaction ("Tranche 2"), following the satisfaction of certain conditions, including a condition that the Company secure sufficient funding to complete certain development milestones for its Thacker Pass Project and provide notice to GM of same (the "TP Available Capital Notice"), GM has agreed to subscribe for LAC Common Shares (or, post-Arrangement, Common Shares) representing the balance of the aggregate subscription under the GM Transaction of approximately $330 million, at the current market price on the date of subscription, subject to a maximum price of $27.74 per LAC Common Share (or at a price adjusted for the Arrangement in respect of a Common Share), being 130% of the Tranche 1 Subscription Price.

 Tranche 2 will be conducted pursuant to the subscription by GM for that number of LAC Common Shares (or, post-Arrangement, Common Shares) pursuant to the Tranche 2 Subscription Agreement which represents the balance of the aggregate subscription under the GM Transaction. Pricing will be based on the five (5) day volume weighted average price of the LAC Common Shares (or, post-Arrangement, Common Shares), on the NYSE ending on the date of the TP Available Capital Notice, subject to the maximum pricing described in the preceding paragraph.

 The adjustment to the maximum subscription price for Tranche 2 pursuant to the Arrangement will be determined through a formula and calculation as set out in "Item 10.A. - Share Capital."

 In connection with the closing of Tranche 1, an offtake agreement ("Offtake Agreement") and investor rights agreement ("Investor Rights Agreement") were also entered into between LAC and GM.

 As the Tranche 2 investment is contemplated to occur following the Separation, the transaction agreements provide that upon the Separation, the relevant agreements reflecting the Tranche 2 investment will be superseded by equivalent agreements between GM and the Company, with maximum pricing (being $27.74 per share) being adjusted to reflect the relative value of the Company compared to the value of Lithium Argentina.

 For additional details on the GM Transaction, see "Item 4.D - Property, Plant and Equipment - Recent Developments - Recent Significant Events" and "Item 10.C - Material Contracts - Agreements in respect of the GM Transaction."

B. Business Overview

Overview

 Upon completion of the Separation, the Company will be a Canadian-based resource company focused on advancing its lithium development project, the Thacker Pass Project, toward production. The Thacker Pass Project is located in north-western Nevada. The Thacker Pass Project has received all federal and state permits needed to commence construction, initial appeals of which were dismissed on February 6, 2023. On July 20, 2022, LAC celebrated the inauguration of its LiTDC, which was developed to demonstrate the processing of Thacker Pass ore. The LiTDC achieved battery-quality specifications with product samples being produced for potential customers and partners. Thacker Pass is aligned with the U.S. national agenda to enhance domestic supply of critical minerals and has the potential to be a leading near-term source of lithium for the North American battery supply chain.

Seasonality

 The mining business is subject to mineral commodities price cycles. If the global economy stalls and commodity prices decline, as a consequence, a continuing period of lower prices could significantly affect the economic potential of our properties and result in us deciding to cease work on or drop our interest in, some or all of our properties.

Sources and Availability of Raw Materials

 All of the raw materials that the Company requires to carry on its business are available through normal supply or business contracting channels.

Government Regulations

 The Company's exploration and future development activities are subject to various national, state, provincial and local laws and regulations in the United States and Canada, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.

 Mining and exploration activities at the Thacker Pass Project are subject to various laws and regulations relating to the protection of the environment, which are discussed under the heading "Risk Factors" in this registration statement. Although the Company intends to comply with all existing environmental and mining laws and regulations, no assurance can be given that the Company will be in compliance with all applicable regulations or that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail development of its properties. Amendments to current laws and regulations governing exploration and development or more stringent implementation thereof could have a material adverse effect on the Company's business and cause increases in exploration expenses or require delays or abandonment in the development of mining properties. In addition, the Company is required to expend significant resources to comply with numerous corporate governance and disclosure regulations and requirements adopted by U.S. federal and Canadian federal and provincial governments. These additional compliance costs and related diversion of the attention of management and key personnel could have a material adverse effect on our business.

 Except as described in this registration statement, the Company believes that it is in compliance, in all material respects with applicable mining, health, safety and environmental statutes and regulations.

 For a more detailed discussion of the various government laws and regulations in the United States applicable to our operations and the potential negative effects of such laws and regulations, see the section "Item 3.D - Risk Factors."

Competition

 Lithium currently has many end uses, including ceramics and glass, batteries, greases, air treatment and pharmaceuticals. However, it is the battery industry that is expected to predominantly drive future demand growth for lithium. This is expected to come from several areas: (i) the continued growth of small format batteries for cell phones, laptops, digital cameras and hand-held power tools, (ii) the transportation industry's electrification of automobiles, buses, delivery vehicles, motorcycles, bicycles and boats using lithium-ion battery technology, and (iii) large format batteries for utility grid- scale storage.

 A small number of companies dominate the production of end-use lithium products such as lithium carbonate and lithium hydroxide. The bulk of production occurs in brine deposits in South America and spodumene hard-rock deposits in Australia. There are a small number of additional companies who have initiated lithium-based production in recent years, as well as numerous additional companies pursuing the development of lithium mineral deposits throughout several jurisdictions.

C. Organizational Structure

 The Company is currently a standalone entity independent of LAC. It was incorporated by LAC for the purposes of effecting the Separation.

 The following diagram sets out an abbreviated organizational structure of LAC and the Company immediately prior to the implementation of the Arrangement:

The following diagram sets out an abbreviated organizational structure of Lithium Argentina and the Company immediately following the implementation of the Arrangement:

The following diagram sets out a complete organizational structure of the Company immediately following the implementation of the Arrangement:

D. Property, Plants and Equipment

 In connection with the Separation, LAC will contribute the Thacker Pass Project to the Company.

Overview of the Project

 The Thacker Pass Project is located in northern Humboldt County, Nevada and hosts a large sedimentary-based lithium Mineral Resource and Mineral Reserve, as well as significant additional sedimentary-based lithium mineralization that has not yet been subject to sufficient exploration or analysis to undertake Mineral Resource estimation.

Recent Developments

Recent Significant Events

 On May 16, 2023, the BLM issued its determination of the remand ordered by the Federal District Court on February 6, 2023, which concluded that tailings and other waste storage areas have sufficient mineralization to meet BLM's standards, with the exception of limited acreage at the two waste rock facilities where the BLM indicated LAC could instead proceed with alternative measures to establish suitable mining-claim tenure, which LAC intends to pursue in due course.

 On March 2, 2023, LAC announced the commencement of construction at the Thacker Pass Project, including site preparation, geotechnical drilling, well installation, water pipeline development and associated infrastructure, following the receipt of notice to proceed from the BLM. On June 19, 2023, major earthworks construction commenced.

 On February 6, 2023, LAC received a favorable ruling from the Federal District Court for the appeal filed against the BLM for the issuance of the ROD relating to the Thacker Pass Project. The Federal District Court declined to vacate the ROD, ordered BLM to consider one issue under the mining law relating to the area designated for waste storage and tailings, and did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project. On July 17, 2023, the Ninth Circuit affirmed the Federal District Court’s February 6, 2023 decision.  See "Regulatory and Permitting Update" for further details concerning the ruling on the ROD appeal as well as details concerning subsequent appeals and motions filed in connection with the ruling and new lawsuits filed against the BLM relating to the ROD.

 On January 31, 2023, LAC announced the results of a feasibility study on the Thacker Pass Project and the filing of the technical report in accordance with the National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as amended ("NI 43-101") titled "Feasibility Study National Instrument 43-101 Technical Report for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of November 2, 2022 (the "Thacker Pass TR"). The "Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA" with an effective date of December 31, 2022 (the "Thacker Pass 1300 Report") is filed as Exhibit 15.1 to this registration statement. See "Detailed Property Description" for further details concerning the preliminary feasibility study and the Thacker Pass 1300 Report.

 On January 30, 2023, LAC entered into the GM Transaction Purchase Agreement pursuant to which GM will make an approximately $650 million equity investment in LAC in two tranches, to be used for the development of the Thacker Pass Project. In connection with the closing of Tranche 1 on February 16, 2023, GM subscribed for 15,002,243 subscription receipts of LAC, which were automatically converted into 15,002,243 units comprising an aggregate of 15,002,243 LAC Common Shares and 11,890,848 common share purchase warrants (the "Tranche 2 AEWs") for gross proceeds of approximately $320 million, and entered into the Offtake Agreement and the Investor Rights Agreement with LAC, thereby becoming a significant shareholder of LAC and offtake partner. For additional details on the GM Transaction, see "Item 4.A - History and Development of the Company" and "Item 10.C - Material Contracts - Agreements in respect of the GM Transaction." Each Tranche 2 AEW is exercisable into one LAC Common Share at a price of $27.74 for a term of 36 months from the date of issuance.

 On July 20, 2022, LAC celebrated the inauguration of the LiTDC in Reno, Nevada, with a formal ribbon-cutting ceremony. The center was developed to demonstrate the chemical process designed for the Thacker Pass Project in an integrated process testing facility. Production commenced in June 2022 to replicate the Thacker Pass Project flowsheet from raw ore to final product samples and the center will support ongoing optimization work, confirm assumptions in the design and operational parameters and provide product samples for potential customers and partners.

 On July 18, 2022, LAC made an equity investment in Ascend Elements, Inc. ("Ascend Elements"), a US-based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares for $5 million.

 In the first half of 2022, LAC worked with the Initiative for Responsible Mining Assurance ("IRMA") to pilot their new draft IRMA-Ready Standard for Responsible Mineral Exploration and Development. LAC is currently undertaking a gap analysis, to address areas of opportunities for improvement, in preparation for commencing an external audit upon adoption of the IRMA Ready framework.

 On April 28, 2022, LAC acquired a 5% stake in Green Technology Metals Limited (ASX: GT1) ("Green Technology Metals"), a North American focused lithium exploration and development company with hard rock spodumene assets in northwestern Ontario, Canada, in a private placement, for total consideration of $10 million.

 On September 20, 2022, LAC entered a strategic collaboration agreement with Green Technology Metals, in which it owns a 5% stake, to advance a common goal of developing an integrated lithium chemical supply chain in North America.

Regulatory and Permitting Update

ROD

 The Thacker Pass Project was issued a ROD by the BLM on January 15, 2021 for the proposed mine, plant and ancillary facilities that are part of the Thacker Pass Project. The BLM also approved LAC's proposal to conduct exploration work to the north and south of the proposed Thacker Pass Project site and processing facilities. The ROD was issued following the BLM's National Environmental Policy Act of 1969 ("NEPA") review process for the Thacker Pass Project. This NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process. The approved Mine Plan of Operations ("MPO") contemplates production of battery-grade lithium hydroxide, lithium carbonate and lithium metal (up to 60,000 tpa of lithium carbonate equivalent).

 The BLM's issuance of the ROD was challenged in Federal District Court in 2021 (the "Initial ROD Challenge"), with the court rendering a favorable ruling on February 6, 2023, which declined to vacate the ROD for the Thacker Pass Project. The Federal District Court did not impose any restrictions expected to impact the construction timeline for the Thacker Pass Project, but the court did remand one legal issue to the BLM for consideration under U.S. mining law for which the BLM has since issued a determination.

 A subsequent appeal of the Federal District Court's ruling in the Initial ROD Challenge was filed in the Ninth Circuit in February 2023. The plaintiffs' requests to stay the effect of the ROD pending appeal were denied by both the District Court and the Court of Appeals. On July 17, 2023, the Ninth Circuit unanimously affirmed the Federal District Court’s decision.

 Separately, a new lawsuit was filed in Federal District Court in February 2023 by the Reno Sparks Indian Colony, the Burns Paiute Tribe, and the Summit Lake Paiute Tribe, concerning among other things, adequacy of consultation by the BLM for the issuance of the ROD. The arguments advanced in the new lawsuit overlap with certain of the arguments advanced during the Initial ROD Challenge. LAC intervened in this new lawsuit in support of the ROD. In March 2023, the Federal District Court denied the plaintiffs' requests for a temporary restraining order and preliminary injunction.

Permits

 LAC's application with the State of Nevada Division of Water Resources ("NDWR") for the transfer of certain water rights for Phase 1 of the Thacker Pass Project was approved by the State Engineer in February 2023. The State Engineer's Office issued the final water rights permit to the Company on June 30 and July 3, 2023, authorizing the Company to use its water production wells. The State Engineer’s decision was appealed by a local ranching company in March 2023. The case is pending as of the date of the registration statement. LAC has commenced using the water rights for construction activities at the Thacker Pass Project site consistent with the State Engineer’s authorization.

 On February 25, 2022, the Nevada Division of Environmental Protection ("NDEP") issued the final key environmental permits from the state for the Thacker Pass Project. The three approved permits include the Water Pollution Control Permit, Mine Reclamation Permit and Class II Air Quality Operating Permit. An administrative appeal of NDEP's issuance of the Water Pollution Control Permit, which was filed with the Nevada State Environmental Commission in March 2022, was unanimously rejected by the Nevada State Environmental Commission on June 28, 2022.

Permitting and Reclamation Obligations

 LAC has reclamation obligations for a hectorite clay mine located within the Thacker Pass Project area. The financial liability for this reclamation obligation, as stipulated by the BLM, is $1.0 million. LAC's other environmental liabilities from existing mineral exploration work in the vicinity of the Thacker Pass Project area have a reclamation obligation totaling approximately $0.6 million. LAC holds a $1.7 million reclamation bond with the BLM Nevada State Office, with $1.0 million available for future operations or amendments to existing operations. In addition, on February 22, 2023, BLM approved the Company's surety bond in the amount of $13.7 million for the initial construction works relating to the Thacker Pass Project.

Commercial Agreements

 On February 16, 2023, LAC entered into the Offtake Agreement with GM pursuant to which LAC will supply GM with lithium carbonate production from Phase 1 of the Thacker Pass Project. The price within the Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices. For additional details on the GM Transaction, see "Item 10.C - Material Contracts - Agreements in respect of the GM Transaction."

 In 2019, Lithium Nevada Corp. ("Lithium Nevada"), a wholly-owned subsidiary of LAC, entered into a mine design, consulting and mining operations agreement with Sawtooth Mining LLC ("Sawtooth Mining"), a subsidiary of NACCO Industries Inc. and North American Coal. Sawtooth Mining has exclusive responsibility for the design, construction, operation, maintenance, and mining and mine closure services for the Thacker Pass Project, which will supply all of Lithium Nevada's lithium-bearing ore requirements. Sawtooth Mining has agreed to provide Lithium Nevada with the following (i) $3.5 million in seven consecutive equal quarterly instalments, with the final payment received in October 2020; and (ii) engineering services related primarily to mine design and permitting. During construction, Sawtooth Mining has agreed to provide initial funding for up to $50 million to procure all mobile mining equipment required for "Phase 1" operations. Excluding these Sawtooth Mining investments, Lithium Nevada bears all costs of mining and mine closure. Lithium Nevada has agreed to either pay a success fee to the mining contractor of $4.7 million upon achieving commercial production or repay the $3.5 million without interest if the final project construction decision is not made by 2024.

 Lithium Nevada has also entered into master services agreements with EXP US Services Inc. ("EXP"), ITAC Engineers, P.C. ("ITAC"), M3 Engineering and Technology Corp. ("M3") and EDG Consulting Engineers, Inc. ("EDG"). EXP was contracted to develop the design and costing of the acid plant. In 2020, LAC entered into master service agreements with M3 and ITAC to work with Sawtooth Mining and LAC personnel to advance analysis and engineering of the Thacker Pass Project. Subsequently, in 2021, LAC entered into a master services agreement with EDG to act as an owner's engineer and evaluate the quality and coordination of work among the various engineering firms. EDG's team augmented LAC's staffing and supported M3 and ITAC to support and guide interfaces between the engineering teams, equipment vendors and validate quality of work against their extensive catalog of project work.

 In 2022, Aquatech International, LLC ("Aquatech") was contracted through a master services agreement to provide confirmation test work, equipment engineering, equipment manufacture and supply for purification and final product crystallization systems for the LC production plant. Furthermore, and after a long and robust tender process, in November 2022, LAC separately awarded an Engineering, Procurement and Construction Management Contract (an "EPCM") to Bechtel Corporation, which, in conjunction with LAC and its employees, will be a partner in the design, procurement and execution of Thacker Pass Project mining and production operations.

Financing Strategy

 On January 30, 2023, LAC entered into the GM Transaction Purchase Agreement pursuant to which GM will make an approximately $650 million equity investment in LAC in two tranches, to be used for the development of the Thacker Pass Project. In connection with the closing of Tranche 1 on February 16, 2023, GM subscribed for 15,002,243 subscription receipts of LAC, which were automatically converted into 15,002,243 units comprising an aggregate of 15,002,243 LAC Common Shares and 11,890,848 Tranche 2 AEWs for gross proceeds of approximately $320 million, and entered into the Offtake Agreement and the Investor Rights Agreement with LAC, thereby becoming LAC's largest shareholder and offtake partner. For additional details on the GM Transaction see "Item 4.A - History and Development of the Company" and "Item 10.C - Material Contracts - Agreements in respect of the GM Transaction." In addition, LAC continues to evaluate a variety of other strategic financing options for the Thacker Pass Project.

 In April 2022, LAC submitted, and is currently progressing, a formal application to the DOE for funding to be used at the Thacker Pass Project through the ATVM Loan Program, which is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technology vehicles and components used in those vehicles. On February 22, 2023, LAC announced that it received a Letter of Substantial Completion from the DOE Loan Programs Office for its application to support the financing of the Thacker Pass Project. The Letter of Substantial Completion determines that LAC's application for the DOE's ATVM Loan Program contains all the information necessary to conduct an eligibility assessment and can commence the process to engage in confirmatory due diligence and term sheet negotiation. If LAC is offered a loan by DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass Project's total eligible capital costs for construction for Phase 1. Relevant development costs incurred by the Thacker Pass Project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023. DOE's invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE's determination whether to proceed. It is expected that the borrower under the DOE loan will be a subsidiary to be transferred to the Company as part of the Separation.

Detailed Property Description

 The Thacker Pass Project is a development stage property 100% owned by Lithium Nevada Corp., a wholly owned subsidiary of LAC.

 The Thacker Pass Project is located in Humboldt County in northern Nevada, approximately 100 kilometers (km) north-northwest of Winnemucca, approximately 33 km west-northwest of Orovada, Nevada, and 33 km due south of the Oregon border. It is situated within 44 North (T44N), Range 34 East (R34E), and within portions of Sections 1 and 12; T44N, R35E within portions of Sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, and 17; and T44N, R36E, within portions of Sections 7, 8, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, and 29, and encompasses approximately 4,236 hectares (ha).

 The book value for the property and its associated plant and equipment was $3.9 million as of December 31, 2022, and the book value for exploration and evaluation assets was $9.5 million as of December 31, 2022.

 For more information, see Exhibit 15.1, "Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA," effective December 31, 2022, prepared for LAC by M3 Engineering & Technology Corporation, EXP U.S. Services Inc., Process Engineering LLC, NewFields Mining Design & Technical Services, Wood Canada Limited, Piteau Associates, Sawtooth, a subsidiary of The North American Coal Corporation (NAC), which is a wholly-owned subsidiary of NACCO Industries, Inc. and Industrial TurnAround Corporation, each of which are independent companies and not associates or affiliates of LAC or any associated company of LAC.

 The Thacker Pass Project is planned to be constructed in two phases. To support lithium carbonate production, Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day sulfuric acid. The ramp up following Phase 1 to a targeted total production capacity of 80,000 tpa of lithium carbonate ("Phase 2") would begin three years later with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 t/d.

118°20'W
118°10'W
118°0'W
117°50'W
42°0'N
41°50'N
41°40'N
41°30'N
Oregon
Nevada
N
Montana
Mountains
Kings River Valley
Bilk Creek
Mountains
Double H
Mountains
Quinn River Valley
SR-293
Orovada
US
HWY
95
SR-140
World Hillshade Source
Sources: Esri, Airbus DS, USGS, NGA, NASA, CGIAR, N Robinson, NCEAS, NLS, OS, NMA, Geodatastyrelsen, Rijkswaterstaat, GSA, Geoland, FEMA, Intermap and the GIS user community
Legend
Plan of Operations
LAC Mineral and Surface Control
Surface Water Feature (USGS)
US State
Nevada DOT Roads
Major Road
Minor Road
0 1.5 3 6 9 12
Kilometers
1:250,000
Date: Sept. 27, 2022
Data is projected in: NAD 1983 UTM Zone 11 N, Meters
Grid is shown in: Latitude and Longitude
North American
SAWTOOTH
MINING, LLC

 Infrastructure and Accessibility. The Thacker Pass Project is located within the McDermitt Caldera in northwest Nevada. Access to the Thacker Pass Project is via the paved US Highway 95 and paved State Route 293; travel north on US-95 from Winnemucca, Nevada, for approximately 70 km to Orovada and then travel west-northwest on State Route 293 for 33 km toward Thacker Pass to the Thacker Pass Project site entrance. On-site access is via several gravel and dirt roads established during the exploration phase. The closest international airport is located in Reno, Nevada, approximately 370 km southwest of the Thacker Pass Project. The nearest railroad access is in Winnemucca, Nevada.

 The layout contemplates a total of two new entrances and utilizing one existing entrance from SR-293 onto the Thacker Pass Project site. Electrical power for the project will be supplied by on-site power generation and via the grid connected to the nearby local electric utility cooperative, Harney Electric Cooperative (HEC) 115 kV transmission network. Raw water is sourced via aquifer-fed wells seven miles east of the processing plant. LAC believes that required personnel for the project would be available locally.

 Property Rights. The Thacker Pass Project area encompasses approximately 4,236 ha within the Plan of Operations (PoO). The unpatented mining claims include approximately 22,400 ha. LAC owns 64.75 ha of private property in the Thacker Pass Project area. The total LAC controlled area with surface and mineral rights is approximately 22,465 ha.

 Unpatented mining claims provide the holder with the rights to all locatable minerals on the relevant property, which includes lithium. The rights include the ability to use the claims for prospecting, mining or processing operations, and uses reasonably incident thereto, along with the right to use so much of the surface as may be necessary for such purposes or for access to adjacent land. This interest in the unpatented mining claims remains subject to the paramount title of the U.S. federal government. The holder of an unpatented mining claim maintains a perpetual entitlement to the UM Claim, provided it meets the obligations for maintenance of the UM Claims as required by the Mining Act of the United States of America and associated regulations. Currently, the principal obligation imposed on the holders of unpatented mining claims is to pay an annual maintenance fee, which represents payment in lieu of the assessment work required under the Mining Act. The annual fee of $165.00 per claim is payable to the BLM, Department of the Interior, Nevada, in addition to a fee of $12.00 per claim paid to the county recorder of the relevant county in Nevada where the unpatented mining claim is located.

 Exploration and Drilling. Exploration programs have been carried out in the McDermitt Caldera since 1975. A collar survey was completed by LAC for the 2007-2008 drilling program using a Trimble GPS (Global Positioning System). The topographic surface of the Thacker Pass Project area was mapped by aerial photography dated July 6, 2010 for LAC using Trimble equipment for ground control. In addition to drilling in 2017, LAC conducted five seismic survey lines along a series of historical drill holes to test the survey method's accuracy and resolution in identifying clay interfaces.

 Prior owners and operators of the property did not conduct any commercial lithium production from the property.

LAC Drill Holes Provided in Current Database for the Thacker Pass Deposit

Drilling Campaign	Number Drilled	Type	Hole IDs in Database	Number used in Geological Model
Chevron	24	Rotary	PC-84-001 through PC-84-012, PC-84-015 through PC-84-026	0
	1	Core	PC-84-014c	0
LAC 2007-2010	230	HQ Core	WLC-001 through WLC-037, WLC-040 through WLC-232	227
	7	PQ Core	WPQ-001 through WPQ-007	0
	5	HQ Core	Li-001 through Li-005	0
	8	RC	TP-001 through TP-008	0
	2	Sonic	WSH-001 through WSH-002	0
LAC 2017-2018	144	HQ Core	LNC-001 through LNC-144	139

Notes: Holes WLC-040, WLC-076, WLC-183, LNC-002, LNC-012, LNC-081, LNC-083, and LNC-110 were not used in the Resource Estimate due to proximity to other core holes.

 Past and modern drilling results show lithium grade ranging from 2,000 parts per million ("ppm") to 8,000 ppm lithium over great lateral extents among drill holes. There is a fairly continuous high-grade sub-horizontal clay horizon that exceeds 5,000 ppm lithium across the Thacker Pass Project area. This horizon averages 1.47 m thick with an average depth of 56 m down hole. The lithium grade for several meters above and below the high-grade horizon typically ranges from 3,000 ppm to 5,000 ppm lithium. The bottom of the deposit is well defined by a hydrothermally altered oxidized ash and sediments that contain less than 500 ppm lithium, and often sub-100 ppm lithium (HPZ). All drill holes except two, are vertical which represent the down hole lithium grades as true-thickness and allows for accurate resource estimation. The Chevron holes were not used for the resource reporting but as a general guide for exploration planning since these holes primary focus was on uranium and not lithium

 Geology. The Thacker Pass Project is located within an extinct 40x30 km supervolcano named McDermitt Caldera, which was formed approximately 16.3 million years ago (Ma) as part of a hotspot currently underneath the Yellowstone Plateau. Following an initial eruption and concurrent collapse of the McDermitt Caldera, a large lake formed in the caldera basin. This lake water was extremely enriched in lithium and resulted in the accumulation of lithium-rich clays.

 Late volcanic activity uplifted the caldera, draining the lake and bringing the lithium-rich moat sediments to the surface resulting in the near- surface lithium deposit which is the subject of the Thacker Pass Project.

 The Thacker Pass Deposit sits sub-horizontally beneath a thin alluvial cover and is partially exposed at the surface. The sedimentary section consists of alternating layers of claystone and volcanic ash. Basaltic lavas occur intermittently within the sedimentary sequence. The moat sedimentary section at the Thacker Pass Project site overlies the indurated intra-caldera Tuff of Long Ridge. A zone of silicified sedimentary rock, the Hot Pond Zone (HPZ), occurs at the base of the sedimentary section above the Tuff of Long Ridge.

 Clay in the Thacker Pass Deposit includes two distinct types of clay mineral, smectite and illite. Smectite clay occurs at relatively shallow depths in the deposit and contains roughly 2,000 - 4,000 parts per million (ppm) lithium. Higher lithium contents (commonly 4,000 ppm lithium or greater) are typical for illite clay which occurs at relatively moderate to deep depths and contain values approaching 9,000 ppm lithium in terms of whole-rock assay.

 Lithium enrichment (>1,000 ppm) in the Thacker Pass Deposit and deposits of the Montana Mountains occur throughout the caldera lake sedimentary sequence above the intra-caldera Tuff of Long Ridge. The exact cause for the lithium enrichment in the caldera lake sediments is still up for debate. The presence of sedimentary carbonate minerals and magnesium-smectite (hectorite) throughout the lake indicates that the clays formed in a basic, alkaline, closed hydrologic system.

 Encumbrances and Permitting. There are no identified significant encumbrances that would prevent LAC from achieving all permits and authorizations required to commence construction and operation of the Thacker Pass Project based on the data that has been collected to date. LAC is approved by the BLM and the NDEP-BMRR to conduct mineral exploration activities at the Thacker Pass Project site in accordance with Permit No. N85255. LAC has either completed or initiated the process to obtain all major necessary federal, state, and local regulatory agency permits and approvals for further advancement of the Thacker Pass Project.

Royalties

The Thacker Pass Project is subject to a gross revenue royalty on the Thacker Pass Project in the amount of 8% until aggregate royalty payments equaling $22 million have been paid, at which time the royalty will be reduced to 4.0% of gross revenue on all minerals mined, produced or otherwise recovered. The royalty was granted to MF2, LLC (“Orion”), a subsidiary of Orion Mine Fine Finance (Master) Fund I LP (f/k/a RK Mine Financine (Master) Fund II L.P.) in 2013. Orion subsequently transferred 60% of the royalty to Alnitak Holdings, LLC (together with Orion, the “Royalty Holders”). LAC can at any time elect to reduce the rate of the royalty to 1.75% on notice and payment of $22 million to the Royalty Holders.

Mineral Resource and Reserve Estimates

Mineral Resources

 For the determination of reasonable prospects for economic extraction, the qualified person utilized a cutoff grade (CoG) for lithium ppm with inputs rounded from the financial model and expected metallurgical performance over the expected 40-year Life of Mine ("LOM") plan. The resulting lithium cutoff grade is 1,047 ppm and is applied to the pit optimization process to develop the economic resource pit.

Cutoff Grade Inputs

Item	Units	Value
Li2CO3 Price	$/t	22,000
Convert Li2CO3 to Li		5.323
Li Price	$/t	117,040
Royalties (GRR)%		1.75
Royalties (GRR)	$/t	2,048
Metallurgical Recovery	%	73.5
Price per Recovered tonne Lithium	$/t	84,519
Mining Cost	$/t	8.50
Processing Cost	$/t	80.00
Operating Cost per tonne	$/t	88.50

Note:

- Cost estimates are as of Q3 2022 (Section 18 of the Thacker Pass 1300 Report)

- Lithium price estimate is as of Q2 2022 (Section 16 of the Thacker Pass 1300 Report)

 A resource constraining pit shell has been derived from performing a pit optimization calculation using Vulcan Software. The pit optimization utilized the inputs from the following table and the lithium cutoff grade of 1,047 ppm to determine the constraining resource pit shell.

Pit Optimizer Parameters

Parameter	Unit	Value
Li2CO3 Price	$/t	22,000
Li Price	$/t	117,040
Processing Cost (Feed - $0.98 and Processing - $80.00)	$/t ROM	80.98
Metallurgical Recovery	%	73.5
Mining Cost for Mill Feed	$/t	3.67
Mining Cost for Waste and Topsoil (No D&B)	$/t	2.53
Mining Cost for Basalt (Included D&B)	$/t	3.76
Mining Recovery Factor	%	100
Royalties (GRR)	$/t	2,048
Pit Wall Slope Factor	%	27

Note:

- Cost estimates are as of Q3 2022

- Lithium price estimate is as of Q2 2022

 See Section 11 of the Thacker Pass 1300 Report for more information regarding the key assumptions, parameters and methods.

Mineral Resources Estimate as of December 31, 2022

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent (Mt)	Metallurgical Recovery (%)
Measured	325.2	1,990	3.4	73.5
Indicated	895.2	1,820	8.7	73.5
Measured & Indicated	1,220.4	1,860	12.1	73.5
Inferred	297.2	1,870	3.0	73.5

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability, and there is no certainty that all or any part of such Mineral Resources will be converted into Mineral Reserves.

2. Mineral Resources are in-situ and exclusive of 217.3 million metric tonnes (Mt) of Mineral Reserves

3. Mineral Resources are reported using an economic break-even formula: "Operating Cost per Resource Tonne"/"Price per Recovered Tonne Lithium" * 10^6 = ppm Li Cutoff. "Operating Cost per Resource Tonne" = $88.50, "Price per Recovered Tonne Lithium" is estimated: ("Lithium Carbonate Equivalent (LCE) Price" * 5.323 *(1 - "Royalties") * "Recovery". Variables are "LCE Price" = $22,000/tonne Li2CO3, "Royalties" = 1.75% and "Metallurgical Recovery" = 73.5%.

4. Resources presented at a cutoff grade of 1,047 ppm Li.

5. A resource economical pit shell has been derived from performing a pit optimization estimation using Vulcan software.

6. The conversion factor for lithium to LCE is 5.323.

7. Applied density for the mineralization is 1.79 t/m3 (Section 8.4 of the Thacker Pass 1300 Report).

8. Measured Mineral Resources are in blocks estimated using at least six drill holes and eighteen samples within a 262 m search radius in the horizontal plane and 5 m in the vertical direction; Indicated Mineral Resources are in blocks estimated using at least two drill holes and six to eighteen samples within a 483 m search radius in the horizontal plane and 5 m in the vertical direction; and Inferred Mineral Resources are blocks estimated with at least two drill holes and three to six samples within a search radius of 722 m in the horizontal plane and 5 m in the vertical plane.

9. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the qualified person. Summation errors due to rounding may exist.

Mineral Reserves

 The Mineral Reserves estimate for the Thacker Pass Deposit are based on an approved permitted pit shell developed in 2019 for the Environmental Impact Statement (the "EIS"). The pit shell was developed using Vulcan's Pit Optimization and Automated Pit Developer. The EIS pit area was limited by a few physical boundaries, including:

  The west boundary was limited by the Thacker Pass Creek.

  A limit line was set to keep the pit shell from breaking into the water shed.

  The northern boundary was predominately limited by the Montana Mountains.

  The east and south boundaries were limited by mine facilities, waste facilities, process plant, and SR 293.

Pit Optimizer Parameters

Parameter	Unit	Value
Li2CO3	US$/t	5,400
Ore Processing Cost	US$/t ROM	55.00
Process Recovery	%	84
Mining Cost for Ore	US$/t	2.80
Mining Recovery Factor	%	95

Note:

- Cost estimates and Lithium price are as of 2018

 The Mineral Reserves are a modified subset of the Measured and Indicated Mineral Resources. A cutoff grade variable of kilograms of lithium extracted per run-of-mine (ROM) tonne was used to develop the Mineral Reserves for a 40-year mine plan producing a total LOM plant leach ore feed of 154.2 million dry tonnes. The leach ore feed is the ROM ore dry less the ash dry tonnes. The cutoff grade variable, kilograms of lithium extracted per tonne of ROM feed, is estimated using formulas and variables developed by LAC and is applied to each individual block of the geologic block model. The cutoff grade estimation is 1.533 kg of lithium recovered per tonne of ROM feed.

 Overall reserve ore and waste tonnages are modeled using Maptek's geologic software package.

 Waste consists of various types of material, including basalt, volcanic ash, alluvium and clay that does not meet the ore definition or the cutoff grade described above.

 See Section 12 of the Thacker Pass 1300 Report for more information regarding the key assumptions, parameters and methods.

 The classified Mineral Reserves are summarized in the table below for the 40-year permitted pit. This estimate uses a maximum ash percent cutoff of 85% and a cutoff grade of 1.533 kg of lithium extracted per tonne of ROM feed. Additionally, a 95% mining recovery factor is applied. A dilution percentage was not applied.

Mineral Reserves Estimate as of December 31, 2022

Category	Tonnage (Mt)	Average Li (ppm)	Lithium Carbonate Equivalent Mined (Mt)
Proven	192.9	3,180	3.3
Probable	24.4	3,010	0.4
Proven and Probable	217.3	3,160	3.7

Note:

1. Mineral Reserves have been converted from measured and indicated Mineral Resources within the pre-feasibility study and have demonstrated economic viability.

2. Reserves presented at an 85% maximum ash content and a cut-off grade of 1.533 kg of lithium extracted per tonne run of mine feed. A sales price of $5,400 US$/t of Li2CO3 was utilized in the pit optimization resulting in the generation of the reserve pit shell in 2019. Overall slope of 27 degrees was applied. For bedrock material pit slope was set at 47 degrees. Mining and processing cost of $57.80 per tonne of ROM feed, a processing recovery factor of 84%, and royalty cost of 1.75% were additional inputs into the pit optimization.

3. A LOM plan was developed based on equipment selection, equipment rates, labor rates, and plant feed and reagent parameters. All Mineral Reserves are within the LOM plan. The LOM plan is the basis for the economic assessment within the Thacker Pass TR, which is used to show economic viability of the Mineral Reserves.

4. Applied density for the ore is 1.79 t/m3 (Section 8.4 of the Thacker Pass 1300 Report)

5. Lithium Carbonate Equivalent is based on in-situ LCE tonnes with 95% recovery factor.

6. Tonnages and grades have been rounded to accuracy levels deemed appropriate by the qualified person. Summation errors due to rounding may exist.

7. The reference point at which the Mineral Reserves are defined is at the point where the ore is delivered to the run-of-mine feeder.

Mining Operations

 The shallow and massive nature of the deposit makes it amenable to open-pit mining methods. The mining method assumes hydraulic excavators loading a fleet of end dump trucks. This truck/excavator fleet will develop several offset benches to maintain geotechnically stable highwall slopes. These benches will also enable the mine to have multiple grades of ore exposed at any given time, allowing flexibility to deliver and blend ore as needed.

Pit Design

 A highwall slope-stability study was completed by Barr Engineering Co. ("BARR") in December 2019. BARR conducted geotechnical drilling, testing, and analysis to assess the geology and ground conditions. Core samples were obtained to determine material characteristics and strength properties. A minimum factor-of-safety value of 1.20 is generally acceptable for active open pit walls. However, given the possibility of long-term exposure of pit slopes in clay geological formations, a value of 1.30 was incorporated into the design for intermediate and overall slope stability.

 The geotechnical analysis indicates that the geology is generally uniform across the Thacker Pass Project site. The competence of the in-situ material in conjunction with the use of the proposed highwall angles meets or exceeds the minimum recommended factor-of-safety values for intermediate and overall slope configurations.

 A bench width of 50 m and a height of 5 m was chosen. This face height is amenable to efficient loading operations while still shallow enough to allow for the removal of thicker barren horizons within the cut to minimize dilution. Double benching and increasing the bench height to 10 m before implementing offsets, will be used to increase mining depths while maintaining the inter-ramp slope requirements.

Mine Plan

 The initial cut location is at the mouth of the valley entering the west area. The haul road will enter the initial cut area at the 1,540 m level. From the initial cut, mining advancement prioritized five objectives: (1) recover all ore, (2) deliver a blend of illite and smectite ore to the beneficiation circuit, (3) provide higher grade ore early in the Thacker Pass Project life, (4) facilitate placement of waste into the previously mined pit area as soon as feasible, and (5) mine the entirety of the permitted pit area. This required initial pit advancement to first expose the west and south walls. Mining will then advance north toward the Montana Mountains and finally finish to the east.

Mining Operations

 Waste removal and ore removal will be done using two hydraulic excavators and a fleet of end dump trucks. The end dump truck fleet will haul the ore to the ROM stockpile and the waste will be hauled either to the West Waste Rock Storage Facility or placed in previously mined sections of the pit. The end dump truck fleet will also be used to haul coarse gangue and attrition scrubber reject materials.

 The annual production rate for the 40-year mine is based on varying plant feed leach ore rates caused by the availability of sulfuric acid for the leaching process. Phase I (years 1-3) has an annual feed rate of 1.7 million dry tonnes of ore to leach and Phase 2 (years 4-40) has 4.0 million dry tonnes of ore to leach.

 Due to the sequence of mining, the majority of in-pit ramps will be temporary. Additionally, cross-pit ramping will be utilized from load face to the in-pit waste dump as well as access to the main haul road. The cross-pit ramps will be dumped using waste material. As the pit advances, portions of the in-pit ramp will be excavated to allow mining access to the lower mining faces. Removal of portions of the in-pit ramp will be considered rehandle and is accounted for in the total waste removed.

Equipment Selection

 Equipment selection was based on the annual quantities of material required to be mined. The qualified person consulted Caterpillar, Komatsu, and Liebherr to determine the best fleet size. After reviewing various options, 91-tonne class end dump trucks loaded by two 18-tonne class hydraulic excavators in five passes were selected. The excavators will be used to load two types of ore as well as the waste material. They will be staged to minimize movement between the multiple required dig faces. The trucks can easily be assigned or re-assigned to either machine to maintain maximum production depending on excavator downtime, changes in required material to be hauled, and haul cycle times. The excavators and trucks will be equipped with buckets and bodies specifically designed for the density of the material at the Thacker Pass Project.

Major Equipment Specifications

Equipment	Class	Quantity	Usage
Hydraulic Excavator	18 tonne	2	Waste and Ore Removal
End Dump Trucks	91 tonne	12	Ore, Waste, Attrition Scrubber Reject
Wheel Loader	23 tonne	1	Coarse Gangue, Ore, Waste, Attrition Scrubber Reject, Ore Feed
Track Dozer	475 HP	5	Ore, Waste, Coarse Gangue, Ore Feed
Grader	350 HP	3	All areas
Water Truck (Primary)	53k Liter	2	Dust Suppression, All areas
Water Truck (Secondary)	30k Liter	1	Dust Suppression, All areas
Wheel Dozer	500 HP	1	Coarse Gangue, Ore, Waste

Personnel Requirements

 Four crews will be utilized to cover the 168 hours per week rotating operating schedule. A Monday through Friday schedule has been included for management and technical service positions. It is assumed that local talent will be available and no fly-in-fly-out adjustments have been included. The positions included in the labor are listed in the table below. Positions listed are for mining operations including waste and ore, attrition scrubber reject, and coarse gangue.

Personnel List

Position	Roster	No. Employed
Management
Mine Manager	M-F	1
Technical Services
Mining Engineers	M-F	3
Engineer Tech	M-F	1
Geologist	M-F	1
Operations
Supervisors	M-S	3-4
Equipment Operators		73-115
Maintenance
Maintenance Planner	M-F	1
Supervisors	M-S	2-4
Mechanics/Welders		23-37
Electricians		1
Administrative
Business Manager	M-F	1
Accountant	M-F	1
Administrative / AP Clerk	M-F	1
Human Resources/Safety Supervisor	M-F	1

Drilling and Blasting

 The reports titled "Factual Geotechnical Investigation Report for Mine Pit Area" (March 2018) completed by Worley Parsons and the "Prefeasibility Level Geotechnical Study Report" (May 2011) completed by AMEC were used to determine the ability to mine without blasting. The uniaxial compressive strength ("UCS") test results in the AMEC data range from essentially 0 to 55.4 MPa. The UCS test results in the Worley Parsons data range from 0.61 to 21.82 MPa with an average of 7.7 MPa. The range of UCS results is within the cutting range of the excavator.

 Based on reported test results, exploratory drill logs, and actual excavation of a test pit, only the basalt is expected to require blasting. However, there are bands of hard ash which may require ripping with a dozer prior to loading. The remaining waste and ore can be free dug with the hydraulic excavators. Due to the infrequency of blasting, a third-party contractor will be used for the drilling and blasting on an as needed basis.

Dewatering

 During the 40-year mining period, it is anticipated that appreciable groundwater is not likely in the mining operations. This assumption is based on a November 2019 report by Piteau Associates. The regional groundwater table is expected to be encountered in approximately year 15 of mining. Groundwater discharge into the pit is not expected to be more than approximately 23 m3/h (100 gpm) at peak. Dewatering wells are not anticipated to be required for these minor discharge rates. Any water encountered in the pit will be collected in sumps and utilized for in-pit dust control.

Processing and Recovery Operations

 The Mineral Reserves are comprised of two main types of lithium bearing clay, smectite and illite, with volcanic ash and other gangue minerals mixed throughout. Both types of clay will be processed simultaneously, with a plant feed blend maintained from two separate stockpiles for each clay type. The ore will be upgraded using a wet attrition scrubbing process followed by two classification stages to remove coarse material with low lithium content, referred to as coarse gangue. The upgraded ore slurry will be processed in a leach circuit using sulfuric acid to extract the lithium from the lithium-bearing clay. The lithium-bearing solution will then be purified primarily by using crystallizers and precipitation reagents to produce battery grade lithium carbonate. Leach residue will be washed, filtered, and stacked in a tailing facility.

 The Thacker Pass Project will be constructed in two phases. Lithium carbonate production during Phase 1 is designed for a nominal 40,000 t per annum capacity while Phase 2 will double design capacity to a nominal 80,000 t per annum. The process plant will operate 24 hours/day, 365 days/year with an overall availability of 92% and a mine life of 40 years. The total amount of material processed in the mine plan is 217.3 Mt (dry). The most tonnes planned for a single year are 6.7 Mt (dry) in Year 8.

 The recovery process consists of the following primary circuits:

  Beneficiation

  Comminution

  Attrition Scrubbing

  Classification

  Solid-Liquid Separation (Thickening and Dewatering)

  Leaching

  Neutralization

  Counter Current Decantation and Filtration

  Magnesium, Calcium and Boron Removal

  Lithium Carbonate (Li2CO3) production

  1st Stage Lithium Carbonate Crystallization

  Bicarbonation

  2nd Stage Lithium Carbonate Crystallization

  Sodium Sulfate and Potassium Sulfate Crystallization zero liquid discharge ("ZLD")

A simplified process flowsheet is provided in the figure below.

Overall Simplified Process Flowsheet

 In beneficiation, ROM ore is crushed then mixed with water and fed to unit operations designed to liberate lithium bearing clay from gangue material. The clay is separated from coarse gangue in classification, with coarse gangue being stockpiled and eventually used as pit backfill material. The clay fines are then sent to the first dewatering (thickening) stage. These circuits are located close to the pit. The slurry is then pumped downgradient to a second stage of dewatering (decanter centrifuging). The resulting slurry is fed to the processing plant.

 The dewatered slurry is mixed with sulfuric acid (H2SO4) from the acid plant, leaching lithium and other constituents into solution. Acid availability determines leach feed rates, which in turn determines ore mining rates. The free acid contained in the resultant leached residue is neutralized with both a slurry of ground limestone and a magnesium hydroxide slurry from the magnesium precipitation circuit. The neutralized slurry is sent to a CCD circuit to recover residual lithium bearing solution and then fed to recessed chamber filter presses. The filter cake is then conveyed to the clay tailings filter stack ("CTFS") as waste material for stacking.

 The filtrate is sent to magnesium and calcium removal circuits where first the bulk of the magnesium is crystallized as MgSO4*xH2O salts, removed via centrifugation, and conveyed to the CTFS. Any remaining magnesium in the brine is then precipitated with milk-of-lime and separated by recessed chamber membrane filter presses. The precipitated solids are repulped and recycled back to neutralization (as stated above), eventually leaving the process with neutralized filter cake. The calcium in the liquor is removed via soda ash addition, and an ion exchange polishing step brings the divalent cation concentration to very low levels. This lithium-bearing brine is fed to the Li2CO3 production circuit where soda ash is used to precipitate lithium carbonate. A bicarbonation step is used to further remove impurities from the Li2CO3 crystals.

 The final Li2CO3 crystal product is separated via centrifugation then sent to drying, micronization, cooling, dry vibrating magnetic filtration and packaging. Mother liquor from the Li2CO3 crystallizers is sent to the ZLD crystallizer to remove Na and K as sulfate salts. The salts are sent to the CTFS while lithium remaining in the concentrate is recycled back to the front of the Li2CO3 circuit and recovered.

Process design criteria were developed by the Company's process engineering group based on in-house and vendor test results that were incorporated into the process modelling software Aspen Plus® to generate a steady-state material and energy balance. This data and criteria below were used as nominal values for equipment design/sizing. The design basis for the beneficiation facility is to process an average ROM throughput rate during Phase 1 of about 3.3 M dry tonnes per year equivalent to about 9,015 dry t/d of feed (including a 99% plant availability). Throughput from the mine to the crushing plant is targeted based on an average rejection rate of 34% of the ROM material based on low lithium content in coarse material. With approximately 6,436 dry t/d feed rate (including a 92% plant availability) to the leach plant and recoveries for the Thacker Pass Project, the design basis results in an estimated production rate of approximately 110 t/d (40,187 t/a) of battery grade lithium carbonate.

Infrastructure, Permitting and Compliance Activities

Infrastructure and Logistics

The Thacker Pass Project is planned to be constructed in two phases. Phase 1 will consist of a single sulfuric acid plant with a nominal production rate of 3,000 tonnes per day sulfuric acid. Phase 2 will begin three years later with the addition of a second sulfuric acid plant with an additional nominal production rate of 3,000 t/d. Mined material and tailings will be moved by conveyors and trucks.

Process Plant General Arrangement

A portion of the process facilities encompassing mineral beneficiation and classification is located due east of the Mine Service Area near the ore body. This area includes the ROM pad, feeder breakers and mineral sizers, log washing and attrition scrubbing. Additionally, the front end of the classification circuit is located on this pad and consists of the hydrocyclone cluster, hydraulic classifiers, thickening and coarse gangue discharge and stacking system.

The remainder of the process plant is located approximately 2 miles east. The slurry is transferred to the downstream plant via a pipeline and trench along the southern edge of the haul road. Product flows are generally clockwise starting in the western edge of the upper third zone of the layout. The remainder of the classification (centrifuges), leach, and neutralization circuits begin the process flow on this site. Next the solution is sent to the CCD circuit before being sent to the filtration area located on the northeastern side. Magnesium removal continues south to a central section of the plant before flowing west to calcium precipitation, calcium and boron ion exchange, evaporation, and lithium carbonate production followed by ZLD crystallization. The packaging system, along with the warehouse, are immediately west of the lithium carbonate plant to minimize product transfer distance. The sulfuric acid plant is situated in the southern third of the layout in recognition of prevailing winds. The traffic flow is largely one-way counter clockwise on the site perimeter with maintenance access between major process areas.

Reagents, Consumables and Shipping

Limestone, quicklime, flocculant, and soda ash reagents are delivered to the processing plant in solid form via trucks while liquid sulfur, propane, carbon dioxide, ferric sulfate, caustic soda, and hydrochloric acid are delivered as liquids, also by trucks.

Gasoline, on and off highway diesel along with typical plant warehouse deliveries have been kept to the western portion of the plant with direct access from the main entry minimizing delivery truck exposure to the site. The large equipment warehouse house is located directly south of these facilities.

Battery-grade lithium carbonate is packaged in bags and flexible intermediate bulk containers, and stored in a warehouse on the west side which is collocated with the plant warehouse.

Ancillary Buildings

The main administration office building and analytical laboratory are located in the southwest corner of the process plant site with direct access from the highway and from the main security entrance. The administration building houses a change room, shift change area, medical areas as well as office space. A helipad is situated near to the administrative office area and the security entrance for ready access. A mill maintenance building is planned on the northeast corner of the plant in close proximity to the filtration building. Two control buildings have been provided. The main plant control building is centrally located for ease of access to the majority of the process plant site. A dedicated sulfuric acid plant control building has been provided within the sulfuric acid plant area. Lastly a small control building is planned at the mineral beneficiation area to manage the crushing, attrition, and front end of the classification unit operations.

Site Access

The Thacker Pass Project envisions improving the junction of US-95 and SR-293 to improve and handle the planned traffic flow. The plant development contemplates a total of three new entrances and utilizes one existing entrance from SR-293 onto the Thacker Pass Project site.

Raw Material Logistics

Raw materials for the Thacker Pass Project are to be delivered to the site by over highway trucks during the life of mine. A local rail-to-truck transloading facility located in Winnemucca will allow for transfer of most raw materials for delivery to the Thacker Pass Project site. A summary of the primary raw materials to be used during operations, and their logistics, is shown below in tabular form. This will include the limestone grinding and storage facility, soda ash transloading facility and the sulfur transloading facility. The cost per tonne of the raw material is included in the Operating Costs for the consumables.

Life of Mine Primary Raw Material Logistics Scheme

Raw Material	Description	Approximate Truck Loads per Day
Liquid Sulfur	Includes unloading, storage, and delivery to the plant via 39-tonne tanker from a transloading facility in Winnemucca, NV.	47
Soda Ash	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from a transloading facility in Winnemucca, NV.	18
Quicklime	Includes unloading, storage, and delivery to the plant via 39-tonne trailer from Savage transloading facility in Golconda, NV. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.	10
Limestone	Includes operation of in-pit primary crusher, delivery to the process plant via 39-tonne trailer and secondary limestone crushing/screening/grinding plant at process plant.	31
Fuel	Includes diesel, unleaded gasoline, propane and their unloading, and delivery to the plant via 10,000 or 12,500 gallon trailer to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV.	>1
Other	Includes delivery to the plant via 21-tonne trailer of Ferric Sulfate, Hydrochloric Acid, Caustic Soda, and Flocculant direct to site. Optionally, may be shipped to site from a transloading facility in Winnemucca, NV with minor capital improvements.	>6

Power Supply

Electrical power for the Thacker Pass Project will be supplied by on-site power generation and via the grid connected to the nearby local electric utility cooperative, Harney Electric Cooperative ("HEC") 115 kV transmission network. The Thacker Pass Project will generate a portion of the steady- state power demand via Steam Turbine Generators driven by steam produced by the sulfuric acid plant. The remainder of steady-state loads and any peaks will be serviced by power purchased from HEC.

Sulfuric Acid Production

The sulfuric acid plants for the Thacker Pass Project are Double Contact Double Absorption (DCDA) sulfur burning sulfuric acid plants with heat recovery systems. The plants sizing was maximized based upon the use of single pieces of equipment such as a single blower train instead of two operating in parallel, and a single waste heat boiler to optimize production versus capital.

Phase 1 and Phase 2 will each have a single sulfuric acid plant capable of producing nominal 3,000 t/d (100 weight % H2SO4 basis) of sulfuric acid by burning liquid elemental sulfur. Sulfur is delivered to site by truck and is unloaded by gravity into a single Sulfur Unloading Pit which provides sulfur to both sulfuric acid plants. The sulfuric acid generated from each plant is used in the process plant for the chemical production of lithium carbonate. The total annual operating days is based upon expected scheduled and unscheduled maintenance. Acid production is a function of the plant's nominal capacity and production over Design Capacity with production efficiency of the equipment decreasing over a three-year period until scheduled maintenance occurs. Each sulfuric acid plant has two Liquid Sulfur Storage Tanks with a combined storage capacity of 28 days. The sulfur is transferred from the tanks to the Sulfur Feed Pit and from there to the Sulfur Furnace.

Water Source

The existing Quinn Raw Water Well has been tested and is able to sustain 908 m3/h (4,000 gpm) which satisfies the expected average demand servicing all potable, mining and process flow streams for Phase 2. A backup well is being installed one mile west of the existing production well to maintain a constant supply of water if one well pump is down for maintenance or repairs. A test well for the back-up well was completed in February 2023, and drilling of the backup production well is taking place in March 2023.

Waste Rock and Tailings

The table below shows a summary of the volumes contained in each storage facility and the estimated volume of each facility at the end of the 40- year mine life.

Design and Requirement Volumes for Stockpiles and Facilities (Millions of Cubic Yards)

Facility Name	Design Storage Mm3 (MCY)	40 Year LOM Required Storage Mm3 (MCY)
West Waste Rock Storage Facility (WRSF)	21.3 (27.9)	20.2 (26.4)
East Waste Rock Storage Facility (WRSF)	16.3 (21.3)	0 (0)
Coarse Gangue Stockpile (CGS)	17.5 (22.9)	17.5 (22.9)
Growth Media Stockpiles (GMS)	12.3 (16.1)	5.0 (6.6)
Clay Tailings Filter Stack (CTFS)	266.9 (349.1)	250.7 (327.9)
All facilities have expansion potential.

Note: Storage quantities largely determined by short-term processing requirements or surface area mined, and thus are not reassessed for the 25- year case separately.

Clay Tailings and Salt Storage

Lithium processing will produce tailings comprised of acid leach residue filter cake (clay material), magnesium sulfate salt and sodium/potassium sulfate salts, which is collectively referred to as clay tailings. The clay tailings strategy is based on consideration of the following aspects of the site plan:

  Adoption of filtered stack method of clay tailings disposal, referred to as the Clay Tailings Filter Stack ("CTFS").

  Fully contained high density polyethylene ("HDPE") lined facility for permanent storage of clay tailings.

  Site selection for the CTFS: the selected location is on relatively flat terrain within the mineral claim area for proper containment, while maintaining close proximity to the process plant.

  Surface water management to minimize water entering the tailings area.

Placement of clay tailings, otherwise termed as "filtered tailings," differs from conventional slurry tailings methodology and typically has higher operating costs but with the benefit of improved stability and reduced water consumption. It is possible to reduce the tailings to a moisture content amenable to placement in the CTFS.

At the end of the leach neutralization process cycle, water from the clay tailings is recovered by solid-liquid separation (dewatering), utilizing filter presses. The filtered tailings are then transported by conveyor to the HDPE lined CTFS facility. In this state, the filtered tailings can be spread, scarified, air dried (if required) and compacted in lifts similar to the practice for typical earth embankment construction.

Environmental Studies, Permitting, and Social or Community Impact

The Thacker Pass Project is located on public lands administered by the BLM. Construction of the Thacker Pass Project requires permits and approvals from various Federal, State, and local government agencies. The Thacker Pass Project has received all federal and state permits needed to commence construction.

The process for BLM authorization includes the submission of a proposed Mine Plan of Operations (PoO, previously defined) and Reclamation Plan for approval by the agency. The Company submitted the Thacker Pass Project Proposed PoO and Reclamation Plan Permit Application on August 1, 2019. The permit application was preceded by the Company's submission of baseline environmental studies documenting the collection and reporting of data for environmental, natural, and socio-economic resources used to support mine planning and design, impact assessment, and approval processes.

As part of the overall permitting and approval process, the BLM completed an analysis in accordance with the NEPA to assess the reasonably foreseeable impacts to the human and natural environment that could result from the implementation of Project activities. As the lead Federal regulatory agency managing the NEPA process, the BLM prepared and issued a Final Environmental Impact Statement ("FEIS"), on December 3, 2020. Following the issuance of the FEIS, BLM issued the EIS Record of Decision and Plan of Operations Approval on January 15, 2021. In addition, a detailed Reclamation Cost Estimate has been prepared and submitted to both the BLM and Nevada Division of Environmental Protection-Bureau of Mining, Regulation and Reclamation (the "NDEP-BMRR"). On October 28, 2021, the NDEP-BMRR approved the PoO with the issuance of draft Reclamation Permit 0415. On February 25, 2022, the NDEP-BMRR issued the final Reclamation Permit 0415. The BLM will require the placement of a financial guarantee (reclamation bond) to ensure that all disturbances from the mine and process site are reclaimed once mining concludes.

There are no identified issues that are expected to prevent the Company from achieving all permits and authorizations required to complete construction of and operate the Thacker Pass Project based on the data that has been collected to date.

Summary Schedule for Permitting, Approvals, and Construction

The Thacker Pass Project is being considered in two phases, lasting 40 years. The Company will utilize existing highways to service the Thacker Pass Project. The following is a summary schedule for permitting, approvals and construction:

  Q3 2018 - Submitted Conceptual Mine Plan of Operations

  Q3 2019 - Submitted Proposed Mine Plan of Operations and Reclamation Plan Permit Application, BLM deems the document technically complete

  Q1 2020 - BLM published NOI to prepare an EIS in the Federal Register

  Q1 2021 - Final EIS and Record of Decision issued by BLM

  Q1 2022 - Issuance of final WPCP, Reclamation Permit, and Class II Air Quality Operating Permit

  Q1 2023 - Initiate early-works construction

  Q3-Q4 2023 - Initiate Plant Construction

  Q1 2026 - Commissioning process plant, initiate mining

  Q4 2026 - Steady state production

Community Engagement

The Company has developed a Community Engagement Plan, recognizing that the support of stakeholders is important to the success of the Thacker Pass Project. The Thacker Pass Project was designed to reflect information collected during numerous stakeholder meetings. The Community Engagement Plan is updated annually.

In connection with the Company's previously proposed Kings Valley Clay Mine Project (at Thacker Pass) and in coordination with the BLM, letters requesting consultation were sent to the Fort McDermitt Paiute and Shoshone Tribe and the Summit Lake Paiute Tribe on April 10, 2013. The BLM held consultation meetings with the Fort McDermitt Paiute and Shoshone Tribe on April 15, 2013 and the Summit Lake Paiute Tribe on April 20 and May 18, 2013.

As part of the Thacker Pass Project, the BLM Winnemucca District Office initiated the Native American Consultation process. Consultation regarding historic properties and locations of Native American Religious Concerns were conducted by the BLM via mail and personal correspondence in 2018 and 2019 pursuant to the NHPA and implementing regulations at 36 CFR 800 in compliance and accordance with the BLM-SHPO 2014 State Protocol Agreement. On July 29, 2020, the BLM Winnemucca District Office sent formal consultation letters to the Fort McDermitt Paiute and Shoshone Tribe, Pyramid Lake Paiute Tribe, Summit Lake Paiute Tribe, and Winnemucca Indian Colony. In late October 2020, letters were again sent by the BLM to several tribes asking for their assistance in identifying any cultural values, religious beliefs, sacred places and traditional places of Native American people which could be affected by BLM actions on public lands, and where feasible to seek opinions and agreement on measures to protect those tribal interests. As the lead federal agency, the BLM prepared the memorandum of agreement for the Thacker Pass Project and continues to facilitate all ongoing Project- related consultation.

Social or Community Impacts

During operations, it is expected that most employees will be sourced from the surrounding area, which already has established social and community infrastructure including housing, retail and commercial facilities such as stores and restaurants; and public service infrastructure including schools, medical and public safety departments and fire and police/sheriff departments.

Based on the Thacker Pass Projected mine life, the number of potential hourly and salaried positions, and the Thacker Pass Projected salary ranges, Project operations would have a long-term positive impact to direct, indirect, and induced local and regional economics. Phase 2 full production will require approximately 500 direct employees to support the Thacker Pass Project. An additional and positive economic benefit would be the creation of short-term positions for construction activities. It is estimated that approximately 1,000 temporary construction jobs will be created. Additional jobs will be created through ancillary and support services, such as transportation, maintenance, and supplies.

The Fort McDermitt Tribe is located approximately 56 km (35 miles) by road from the Thacker Pass Project site. The Company and the Tribe have devoted more than 20 meetings to focus on an agreement to solidify engagement and improvements at the Fort McDermitt community. A community benefits agreement was signed by the Company and the Fort McDermitt Paiute and Shoshone tribe in October 2022. The benefits agreement will provide infrastructure development, training and employment opportunities, support for cultural education and preservation, and synergistic business and contracting opportunities.

For nearly two years, the Company has met regularly with the community of Orovada, which is 19 km (12 miles) from the Thacker Pass Project site and is the closest community to the Thacker Pass Project. The purpose of the meetings was to identify community concerns and explore ways to address them. The meetings began informally and were open to the entire community. Eventually, the community formed a committee to work with the Company. A facilitator was hired to manage a process that focused on priority concerns and resolution. The committee and the Company have addressed issues such as the local K-8 school and determined that a new school should be built in Orovada. The community has agreed to a new location and the Company has worked with the BLM to secure the site for the Humboldt County School District. The Company has also completed a preliminary design for the school and is moving forward with detailed engineering and construction planning.

Capital and Operating Costs

Capital Cost Estimate

The capital cost estimate for the Thacker Pass Project covers post-sanction early works, mine development, mining, the process plant, the transload facility, commissioning and all associated infrastructure required to allow for successful construction and operations. The cost estimates presented in this section pertain to three categories of capital costs:

  Phase 1 and Phase 2 Development capital costs

  Phase 1 and Phase 2 Sustaining capital costs

  Closure capital costs

Development capital costs include the EPCM estimate as well as the Company's estimate for the Company's scope costs. Sustaining capital costs for the Thacker Pass Project have been estimated and are primarily for continued development of the clay tailings filter stack and coarse gangue stockpile, mining activities, sulfuric acid plant, and plant and infrastructure sustaining capital expenditures.

Development capital costs commence with detailed engineering and site early works following project sanction by the owner and continue to mechanical completion and commissioning. Mining pre-production costs have been capitalized and are included under development capital. The capital costs for years after commencement of production are carried as sustaining capital. Pre-sanction costs from completion of the Thacker Pass 1300 Report to project sanction, including environmental impact assessments, permit approvals and other property costs are excluded from this report and these costs are not included in the development capital.

Direct costs include the costs of all equipment and materials and the associated contractors required to perform installation and construction. The contractor indirects are included in the direct cost estimate as a percent of direct labor cost. EPCM / Project indirects were detailed out in a resource plan to account for all identified costs, then budgeted as a percent of construction and equipment to be distributed through the process areas. In general, these costs include:

  Installation contractor's mobilization, camp, bussing, meals, and temporary facilities & power

  EPCM

  Commissioning and Vendors

  Contingency

Contract mining capital repayment includes the 60-month financed repayment of the miner's mobile equipment assets acquired prior to the start of operation.

The table below shows the development capital cost estimate developed for the Thacker Pass Project.

Development Capital Cost Estimate Summary

Description	Ph1 Costs (US$ M)	Ph2 Costs (US$ M)	Responsible
Mine
Equipment Capital (Contract Mining)	0	0	Sawtooth
Mine Development	51.1	26.3	Sawtooth
Contingency (13.1%)	6.7	3.4	Sawtooth
Total Mine	57.8	29.7
Process Plant and Infrastructure
Costs (Direct & Indirect)	1,735.4	1,398.5	M3/ITAC
Contingency (13.1%)	227.3	183.2	M3/ITAC/EDG
Total Process Plant and Infrastructure	1,962.7	1,581.7
Offsite - Transload Facility
Costs (Direct & Indirect)	69.0	27.1	Owner/Savage
Contingency (13.1%)	9.0	3.5	Owner/EDG
Total Offsite - Transload Facility	78.1	30.6
Owner's Costs
Costs	149.8	75.6	Owner
Contingency (13.1%)	19.6	9.9	Owner/EDG
Total Owner's Costs	169.4	85.5
TOTAL DEVELOPMENT CAPITAL	2,268.0	1,727.5

Due to rounding, some totals may not correspond with the sum of the separate figures.

Sustaining Capital costs for the base case totaling US$1,510.2 million have been estimated over the LOM, as outlined in the table below, with the subsequent table showing sustaining capital for the first 25 years of the 40-year life of mine.

Sustaining Capital Estimate Summary (40-Year LOM - Base Case)

Description	*LOM Costs (US$ M)	Responsible
Mine
Equipment Capital	264.3	Sawtooth/M3
Mobile Equipment
Equipment Capital	26.6	Owner
Process Plant and Infrastructure
Process Plant	822.9	Owner
Sulfuric Acid Plant	244.2	EXP
CTFS and CGS	149.0	Owner
Offsite Transload Facility
Transload Facility	3.4	Owner
TOTAL SUSTAINING CAPITAL	1,510.2
Contract Mining Capital Repayment	48.8	Owner
* Phase 2 capital costs are not included in sustaining costs

The yearly summarized spend schedule, including sustaining and closure capital, is provided in the following table.

Capital Cost Spend Schedule

Operation Year	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11-	16-	21-	26-	31-	36-	40+	TOTAL
														15	20	25	30	35	40
Development Capital Phase 1 (US$ M)
Mine Development	4.6	27.2	24.9	1.2																	57.8
Process Plant & Infrastructure	157.0	922.5	844.0	39.3																	1,962.7
Offsite Transload Facility	6.2	36.7	33.6	1.6																	78.1
Owner's Cost	13.6	79.6	72.8	3.4																	169.4
Development Capital Phase 2 (US$ M)
Mine Development				2.4	14.0	12.8	0.6														29.7
Process Plant & Infrastructure				126.5	743.4	680.1	31.6														1,581.7
Offsite Transload Facility				2.4	14.4	13.2	0.6														30.6
Owner's Cost				6.8	40.2	36.8	1.7														85.5

Operation Year	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11-	16-	21-	26-	31-	36-	40+	TOTAL
														15	20	25	30	35	40
Sustaining Capital (US$ M)
Mine Equipment & Capital Recovery				4.4	12.2	15.9	13.4	12.5	7.6	2.6	5.7	0.3	7.9	51.6	26.3	19.7	46.9	35.1	2.2	0.0	264.3
Mobile Equipment				0.0	0.0	0.5	0.0	0.0	1.5	0.0	0.0	0.0	0.0	7.1	1.7	4.4	4.4	3.5	3.5	0.0	26.6
Process Plant				0.0	0.0	0.0	0.0	1.4	0.0	0.0	1.4	0.0	1.4	4.4	30.5	191.6	555.0	37.2	0.0	0.0	822.9
Sulfuric Acid Plant				0.0	0.0	2.3	0.0	0.0	2.6	2.3	0.0	5.1	2.6	22.3	26.0	41.6	33.7	48.9	56.8	0.0	244.2
CTFS and CGS				0.0	0.0	0.0	0.0	5.6	5.6	5.6	5.6	5.6	4.4	22.9	24.3	15.6	16.6	20.4	16.4	0.0	149.0
Offsite Transload Facility				0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.6	0.3	0.6	0.3	0.6	0.3	0.0	3.4
Closure Costs (US$M)
Closure																				53.5	53.5
Annual Capital Expenditure	181.4	1,066.0	975.2	187.9	824.2	761.6	48.0	19.6	17.5	10.5	12.8	11.1	16.4	109.0	109.2	273.6	656.8	145.8	79.2	53.5	5,559.2

Note: Due to rounding, some totals in this table may not correspond with the sum of the separate figures.

Closure Costs

Closure costs are estimated based upon necessary reclamation, remediation, and closure of the 40-year facility. These closure costs of $53.5M will be updated as operations continue, and concurrent reclamation takes place. Site overhead during closure will be a corporate cost.

Reclamation Costs

Category	Costs ($-M)
Waste Rock Dumps	12.72
Pit	0.08
Haul Roads	0.31
Access Roads	0.10
Process Ponds	3.47
Yards	1.22
Growth Media Stockpile	0.06
Landfills	0
Foundations and Buildings	8.99
Sediment Ponds	0.03
Wells	0.04
Monitoring Wells	0.38
Waste Disposal	12.29
Miscellaneous	2.55
Equipment Removal	0.42
Exploration Drillhole	0
Exploration Roads and Pads	0.12
Indirect Costs	10.70
Total	$53.50

Operating Cost Estimate

Annual operating costs are summarized by operating area: Mine, Lithium Process Plant, Sulfuric Acid Plant, and General & Administrative. Operating costs in each area include labor, maintenance materials and supplies, raw materials, outside services, among others. The process operating costs are based on Q1-Q4 2022 pricing. Estimates are prepared on an annual basis and include all site-related operating costs associated with the production of lithium carbonate. All operating costs incurred from project award, up to but excluding commissioning, are deemed preproduction costs and have been included in the Capital Expenditures, as they are considered part of construction.

Operating Cost Estimate Summary (40-Year LOM - Base Case)

Area	Annual Average ($-M)	$/tonne Product	Percent of Total
Mine	76.4	1,144	16%
Lithium Process Plant	214.6	3,213	45%
Liquid Sulfuric Acid Plant	175.4	2,627	36%
General & Administrative	14.3	215	3%
Total	$480.7	$7,198	100%

The following items are excluded from the Operating Cost estimate:

  Cost escalation (due to quotes being refreshed in 2022)

  Currency fluctuations

  All costs incurred prior to commercial operations

  Corporate office costs

  First fills (included in Capital Expenditures),

  Closure and reclamation costs post operations (concurrent reclamation is included)

  Salvage value of equipment and infrastructure

Economic analysis

Based on Q2 - Q4 2022 pricing, the economic evaluation presents the after-tax net present value ("NPV"), payback period, and the after-tax internal rate of return ("IRR") for the Thacker Pass Project based on annual cash flow projections.

This economic analysis includes sensitivities to variations in selling prices, various operating costs, initial and sustaining capital costs, overall lithium production recovery, and discount rate. All cases assume maximum utilization of the acid plant's available acid and power, with lithium production fluctuating by year according to mine plan and plant performance as predicted by yearly heat/mass balance simulations in Aspen Plus®, conducted by the Company.

Production and Revenues

Phase 1 Project is designed for a nominal production rate of 40,000 tpa of lithium carbonate and begins production in year 1 through year 3. Phase 2 production is anticipated to begin in year 4 and includes the addition of a second acid plant and processing infrastructure to double production with a nominal production rate of 80,000 tpa of lithium carbonate. Actual production varies with the grade of ore mined in each year with an expected mine life of 40 years. The base case value for price selling was set at $24,000/t.

Total Annual Production and Revenue (40 Year LOM - Base Case)

Production and Revenue	Annual Average	Total
Lithium Carbonate Production (t)	66,783	2,671,318
Lithium Carbonate Revenue ($-M)	$1,603	$64,112
Annual Lithium Carbonate Selling Price ($/t)	$24,000

Financing

Lithium Americas is contemplating multiple options for funding the construction and operation of the Thacker Pass Project. Financial modeling has considered multiple discount rates to account for various funding avenues. Project financing costs are excluded from the model.

Discount Rate

A discount rate of 8% per year has been applied to the model, though other levels from 6-16% are also included for Project assessment at various risk profiles and financing options.

Taxes

The modeling is broken into the following categories: Operational Taxes (which are eligible deductions to arrive at taxable income) and Corporate Net Income Taxes. The 10% operating cost tax credit under the U.S. Inflation Reduction Act for "Advanced Manufacturing Production" has been applied during the first 10 years of Project operation. The legislation specifies phase-out of this credit after 10 years.

Operational Taxes

Payroll taxes are included in salary burdens applied in the OPEX. These include social security, Medicare, federal and state unemployment, Nevada modified business tax, workers compensation and health insurance.

Property tax is assessed by the Nevada Centrally Assessed Properties group on any property operating a mine and/or mill supporting a mine. Tax is 3% to 3.5% of the assessed value, which is estimated at 35% of the taxable value of the property. The property tax owed each year is estimated as 1.1% of the net book value at the close of the prior year plus current year expenditures with no depreciation.

Corporate Net Income Taxes

In Nevada lithium mining activities are taxed at 2-5% of net proceeds, depending on the ratio of net proceeds to gross proceeds. Net proceeds are estimated as equal to gross profit for purposes of this study. A tax rate of 5% is applicable to the Thacker Pass Project.

Revenue subject to a net proceeds of minerals tax is exempt from the Nevada Commerce tax; therefore, the Nevada Commerce tax is excluded from the study.

The current corporate income tax rate applicable to the Thacker Pass Project under the Tax Cut and Jobs Act is 21% of taxable income.

Royalties

The Thacker Pass Project is subject to a 1.75% royalty on net revenue produced directly from ore, subject to a buy-down right. This royalty has been included in the economic model on the assumption that the Thacker Pass Project owner will exercise its buy-down right to reduce the royalty from 8.0% to 1.75% by making an upfront payment of US$22 million in the first year of operations. At US$24,000/t lithium carbonate the ongoing annual royalty payments will average $428/t lithium carbonate sold over the 40-year LOM (base case).

Undiscounted annual cash flows, including Capital Expenditures, Operating Costs, and net revenues (pre-tax) are presented in the figure below.

Undiscounted Annual Cash Flow

Cumulative discounted cash flow at the 8% discount rate is presented in the table below.

Cumulative Discounted Cash Flow

For the Base Case financial assumptions outlined in Section 19.3, the Thacker Pass Project financial performance is measured through NPV, IRR and Payback periods. The after-tax financial model results are summarized in the table below.

After-Tax Financial Model Results (40 Year LOM - Base Case)

Production Scenario	Unit	Values
Operational Life	years	40
Mine and Process Plant Operational Life	years	40
Ore Reserve Life	years	40
Average annual EBITDA	$-M / y	1,093.5
After-tax Net Present Value ("NPV") @ 8% discount rate	$-M	5,727.0
After-tax Internal Rate of Return	%	21.4%
Payback (undiscounted)	years	5.4
*includes capital investments in years up to production

The table below presents NPV and IRR at a range of discount rates for three lithium carbonate product selling price cases: -50% (downside), 0% (base-fixed), and +50% (high).

After-Tax NPV at 8% ($ Millions) and IRR

Economic Indicator	Unit	Value
NPV @ 8%	$ millions	$5,727
IRR	%	21.4%
Payback	Years	5.4
Payback (discounted)	Years	5.4

Selling Price ($/tonne)	$12,000	$24,000	$36,000
NPV ($-M)	($623)	$5,727	$11,829
IRR (%)	6.0%	21.4%	31.9%

The table below presents the sensitivity of NPV to different discount rates.

NPV for Various Discount Rates (40-Year LOM)

Economic Indicators after Taxes	Years 1-25 of 40- Year LOM	40-Year LOM
NPV @ 0%	$19,500,605	$30,108,567
NPV @ 6%	$6,947,487	$8,398,919
NPV @ 8%	$4,950,134	$5,726,852
NPV @ 10%	$3,497,855	$3,920,727
NPV @ 12%	$2,425,349	$2,659,351
NPV @ 16%	$1,012,718	$1,087,688

Exploration, Development, and Production

Key milestones of the proposed plan include the following:

  Early Works Construction Start - Q1 2023

  Notice to Proceed / Major Construction Start - Q3 2023

  Mechanical Completion - Q3 2026

  Production Ramp-Up - Q3 2027

  Phase 2 Construction - Mobilize Q4 2026

  Phase 2 Ramp up Complete - Q4 2030

The proposed execution plan for the Thacker Pass Project incorporates an integrated strategy for EPCM. The below table shows a tentative overview schedule.

Overview Schedule

Limestone Quarry

One of the main reagents used in processing is limestone. To keep costs down and ensure consistent supply, the Company has evaluated several sources of limestone including existing market sources and two new sources located in Humboldt County. The sources in Humboldt County nearest to the Thacker Pass site are expected to provide more favorable transportation costs and vehicular emissions when compared to the sources that are further away.

The Company has evaluated one regional project (the "Limestone Quarry") in relation to the economics and schedule for availability of limestone product. The estimated delivery cost for limestone from this property was estimated to be $34.24/t. The pricing was based on a high-level scoping study. Additional work and information will be needed to confirm the limestone quantity, quality and delivery cost.

Transload Facility

High volume raw materials are generally expected to be shipped by rail to a transload facility to be constructed for the Thacker Pass Project in Winnemucca, NV. Quicklime is anticipated to be shipped via the Graymont-owned existing Golconda terminal. The Winnemucca facility is designed for molten sulfur, which requires a receiving site capable of fully melting tankers prior to unloading. The switch yard of the facility will allow for warm storage/melting of 48 rail tankers, which represents 4 days storage for Phase 1 of the Thacker Pass Project, and 2 days storage for Phase 2. Incidental to warm storage will be a variable number of other tankers on site as fresh shipments are dropped off and empty tankers retrieved.

The design of the transload facility has been advanced to an FEL-2 level of design by Savage Services Corporation for the purpose of this study (+30%/-15%). Currently, only molten sulfur to tank, soda ash direct to truck, and miscellaneous bulk liquid direct to truck are captured in Phase 1 construction costs for the Thacker Pass Winnemucca transload terminal. Miscellaneous, low-volume palletized shipments may also be offloaded direct to truck without construction of a dedicated spur (caustic, antiscalant, HCL, diesel, sulfuric acid, etc.). All capital costs for the Winnemucca transload terminal are assumed to be borne by the Thacker Pass Project, and all operating costs are assumed to be borne by the integrator operating the terminal.

Comparison of Mineral Resource and Mineral Reserve Estimates Reported for 2022 and 2021

No mineral resources or reserves were previously reported for the Thacker Pass Project.

Internal Controls Relating to Mineral Resource and Mineral Reserve Estimates

LAC has internal controls for reviewing and documenting the information supporting the mineral resource and mineral reserve estimates, describing the methods used, and ensuring the validity of the estimates.

Information that is used to compile mineral resources and reserves is prepared and certified by appropriately qualified persons at the project level and is subject to our internal review process which includes review by appropriate project management and the qualified person based in our corporate office. LAC engages external professional firms to prepare its Mineral Resource and Mineral Reserve Estimates and the process includes review, independent verification and sign off by external independent qualified persons.

The corporate qualified person reviews the mineral resource and reserve information to be presented to the board of directors for their review.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company was incorporated by LAC under the laws of British Columbia, as part of a reorganization of LAC, a public company listed on the TSX and the NYSE, that will result in the Separation of LAC's North American and Argentina business units into two independent public companies that include: (i) an Argentina focused lithium company owning LAC's current interest in its Argentine lithium assets, including the Caucharí-Olaroz Project, which recently achieved its first lithium production and advanced commissioning and ramp up to Stage 1 capacity of 40,000 tpa of battery-quality lithium carbonate which is scheduled to be completed in mid-2024, and (ii) the Company, a North America focused lithium company owning the Thacker Pass Project and LAC's North American investments.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement to be entered into between the Company and LAC. Under the Arrangement, LAC will, among other things, contribute the Spin-Out Business, comprised of LAC's interest in the Thacker Pass Project, LAC's North American investments in the shares of certain companies, certain intellectual property rights and cash, to the Company and the Company will distribute its Common Shares to LAC Shareholders in a series of share exchanges.

The following discussion of the results of the Spin-Out Business, also known as LAC North America, should be read in conjunction with the financial statements and the notes to those statements included in "Item 18. Financial Statements." The annual carve-out financial statements relate to those North American assets and investments owned directly and indirectly by LAC that are to be separated from the existing group and spun out to shareholders in conjunction with the Separation. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in "Item 3. Key Information - D. Risk Factors."

In this section "Operating and Financial Review and Prospects," references to the "Company" are to the Company, and/or as applicable, LAC prior to the Separation as it relates to the Spin-Out Business.

A. Operating Results

Our Business

The Company's principal asset is the Thacker Pass Project, which was in the construction stage as at March 31, 2023. The Thacker Pass Project is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada. The Company's assets also include minority investment ownership interest in the shares of Green Technology Metals, a North American focused lithium exploration and development company in Canada and Ascend Elements, a private U.S. based lithium-ion battery recycling and engineered material company.

The Company is advancing the Thacker Pass Project construction plan and LAC has entered into strategic agreements with GM with respect to a $650 million equity investment to finance construction and the Offtake Agreement. Tranche 1 of the GM Transaction closed on February 16, 2023.

In early 2021, the Company wound down an ancillary business held by a wholly owned subsidiary.

Selected Annual Financial Information

The following table provides a brief summary of the Company's financial operations for the years ended December 31, 2022 ("FY 2022"), December 31, 2021 ("FY 2021"), and December 31, 2020 ("FY 2020"), as derived from the carve-out financial statements.

(in US$ thousands)	2022 $	2021 $	2020 $
Expenses	(60,857)	(44,495)	(23,373)
Net loss	(67,798)	(47,026)	(25,217)
Cash and cash equivalents	636	933	512
Total assets	27,838	10,852	10,607
Total long-term liabilities	(8,046)	(48,021)	(21,192)

Expenses increased from 2021 to 2022 and from 2020 to 2021, primarily due to increases in exploration and evaluation expenditures, as result of the timing of the Thacker Pass Project's development activities, and general and administrative expenses, as a result of an increase in office and administration expenses, investor and public relations, and professional fees.

Basis of Presentation

The annual and interim carve-out financial statements have been prepared in connection with the proposed reorganization and present the historical information of the Company.

The annual and interim carve-out financial statements include the assets, liabilities, and results that are specifically identifiable to the Company. This includes relevant assets, liabilities, and expenses of Thacker Pass Project and its former ancillary business, RheoMinerals, as well as certain costs related to the management of the Company. The allocated costs are derived mainly from shared corporate expenses. The Company has operated as part of LAC and not as a stand-alone company. The Company receives service and support from LAC and has been dependent upon LAC's ability to perform these services and support functions. The costs associated with these services and support functions (indirect costs) have been allocated to the Company based on the level of involvement of LAC's management and employees with the Company.

Year Ended December 31, 2022 Compared to the Years Ended December 31, 2021 and 2020

The following table summarizes the Company's carve-out financial information for the years ended December 31, 2022 ("FY 2022"), December 31, 2021 ("FY 2021"), and December 31, 2020 ("FY 2020") as derived from the carve-out financial statements.

	Years Ended December 31,
(in US$ millions)	2022	2021	2020
	$	$	$
Expenses	(60.9)	(44.5)	(23.4)
Net loss	(67.8)	(47.0)	(25.2)
Total assets	27.8	10.9	10.6
Total liabilities	(62.3)	(52.5)	(23.3)
Total Divisional Equity	(34.4)	(41.7)	(12.7)

Expenses increased from FY 2021 to FY 2022, primarily due to an increase in exploration and evaluation expenditures as result of the timing of Thacker Pass Project development activities and an increase in allocated general and administrative expenses mostly due to an increase in professional fees to support the evaluation of the Separation. Total assets increased from FY 2021 to FY 2022, mainly due to the investment in Green Technology Metals and Ascend Elements and an increase in exploration and evaluation assets. Total liabilities increased from FY 2021 to FY 2022, mainly due to increased accounts payables and accrued liabilities as of December 31, 2022 due to the timing of payments and accrued interest on the loan from LAC.

Expenses increased from FY 2020 to FY 2021, primarily due to an increase in exploration and evaluation expenditures as a result of higher consulting, salaries, field supplies, permitting and environmental costs incurred during the year and an increase in allocated general and administrative expenses mostly due to an increase in salaries, and professional fees. Total liabilities increased from FY 2020 to FY 2021, mainly due to increase in the loan from LAC and higher accounts payables and accrued liabilities as of December 31, 2021 due to timing of payments.

Results of Operations

The following table summarizes the results of operations for FY 2022, FY 2021, and FY 2020:

	Years Ended December 31,			Change
(in US$ millions)	2022	2021	2020	2022 vs 2021	2021 vs 2020
	$	$	$	$	$
EXPENSES
Exploration and evaluation expenditures
Engineering	27.9	23.0	9.4	4.9	13.6
Consulting, salaries and other compensation	13.2	9.2	5.3	4.0	3.9
Permitting, environmental and claim fees	3.3	2.4	2.1	0.9	0.3
Field supplies and other	1.6	0.9	0.4	0.7	0.5
Depreciation	1.6	0.7	0.5	0.9	0.2
Drilling and geological expenses	2.1	1.7	0.0	0.4	1.7
	49.7	37.9	17.7	11.8	20.2
General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation	5.2	3.6	4.1	1.6	(0.5)
Office and administration	1.8	1.3	0.7	0.5	0.6
Professional fees	3.4	1.2	0.5	2.2	0.7
Investor relations, regulatory fees and travel	0.8	0.5	0.3	0.3	0.2
	11.2	6.6	5.7	4.6	0.9
	60.9	44.5	23.4	16.4	21.1

OTHER ITEMS
Loss on change in fair value of Green Technology Metals' shares	2.6	-	-	2.6	-
Write off of non-Thacker Pass assets	0.4	-	-	0.4	-
Other (income)/loss	(0.1)	0.0	(0.0)	(0.1)	0.0
Finance cost	4.0	2.6	0.8	1.4	1.8
	6.9	2.6	0.8	4.3	1.8

NET LOSS BEFORE DISCONTINUED OPERATIONS	67.8	47.1	24.2	20.7	22.9

(Income)/loss from discontinued operations	-	(0.1)	1.0	0.1	(1.1)

NET LOSS	67.8	47.0	25.2	20.8	21.8

Higher net loss in FY 2022 versus FY 2021 is primarily attributable to:

  an increase in Thacker Pass Project exploration and evaluation expenditures related to engineering efforts, permitting and feasibility study preparation;
  an increase in allocated general and administrative expenses mostly due to an increase in professional fees to support the evaluation of the Separation and higher salaries and other compensation costs to support the growth of the Company;
  a loss on change in fair value of investment in Green Technology Metals; and
  an increase in finance cost mainly due to interest on the loan from LAC.

Higher net loss in FY 2021 versus FY 2020 is primarily attributable to:

  an increase in Thacker Pass Project exploration and evaluation expenditures related to permitting, engineering and feasibility study preparation;
  an increase in allocated corporate general and administrative expenses related to professional fees, and office expenses; and
  an increase in finance cost mainly due to interest on the loan from LAC.

Expenses

Exploration and evaluation expenditures during FY 2022 of $49.7 million (2021 - $37.9 million; 2020 - $17.7 million) include expenditures related to permitting, engineering and feasibility study-related preparation costs for the Thacker Pass Project. The increase in exploration expenditures is due to higher consulting, salaries, field supplies, permitting and environmental costs incurred during the year and the timing of permitting and other expenditures on Thacker Pass Project.

General and administrative expenses during FY 2022 were $11.2 million (2021 - $6.6 million; 2020 - $5.6 million). An increase in expenses is due to an increase in professional fees associated with the evaluation of the Separation and an increase in allocated salaries, benefits and other compensation associated with corporate employees.

Other Items

Loss on change in fair value of investment in Green Technology Metals during FY 2022 was $2.6 million (2021 - $Nil; 2020 - $Nil). Finance costs during FY 2022 were $4.0 million (2021 - $2.6 million; 2020 - $0.8 million) which mainly includes an interest expense on loan from LAC.

Three Months Ended March 31, 2023 and March 31, 2022

Results of Operations

The following table summarizes the results of operations for the three months ended March 31, 2023 ("Q1 2023") versus the three months ended March 31, 2022 ("Q1 2022"):

Financial results (unaudited)	Three Months Ended March 31,		Change
(in US$ millions)	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures
Engineering	0.8	5.8	(5.0)
Consulting, salaries and other compensation	2.5	2.3	0.2
Permitting, environmental and claim fees	0.2	0.8	(0.6)
Field supplies and other	0.0	0.2	(0.2)
Depreciation	0.2	0.2	0.0
Drilling and geological expenses	0.1	0.3	(0.2)
	3.8	9.6	(5.8)
General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation	1.0	1.0	0.0
Office and administration	0.4	0.4	0.0
Professional fees	0.1	0.3	(0.2)
Investor relations, regulatory fees and travel	0.3	0.1	0.2
	1.8	1.8	0.0
	5.6	11.4	(5.8)

OTHER ITEMS
Transaction costs	4.0	-	4.0
Gain on change in fair value of GM transaction derivative liability	(9.1)	-	(9.1)
Loss on change in fair value of Green Technology Metals' shares	0.8	-	0.8
Finance cost	0.4	1.0	(0.6)
Finance income	(0.0)	(0.0)	0.0
	(3.9)	1.0	(4.9)

NET LOSS	1.7	12.4	(10.7)

Lower net loss in Q1 2023 versus Q1 2022 is primarily attributable to:

  a decrease in exploration expenditures related to commencement of construction of Thacker Pass Project and capitalization of majority of the project costs starting February 1, 2023; and
  gain on change in fair value of the derivative liability with respect to a warrant agreement and a subscription agreement with GM ("GM Tranche 2 Agreements") of $9.1 million driven primarily by a decrease in market value of LAC's shares and volatility assumptions in Q1 2023.

Lower net loss was partially offset by:

  transaction costs incurred in Q1 2023 associated with the evaluation of the Separation, and the GM investment; and
  a loss on change in fair value of investment in Green Technology Metals.

Expenses

Exploration and evaluation expenditures for Q1 2023 of $3.8 million (2022 - $9.6 million) include primarily expenditures related to permitting, engineering and feasibility study-related preparation costs for Thacker Pass Project. The decrease in expenditures is related to commencement of construction of the Thacker Pass Project and capitalization of a majority of the project costs from February 1, 2023.

General and administrative expenses during Q1 2023 were $1.8 million (2022 - $1.8 million) and include the allocation of corporate costs.

Other Items

Gain on change in fair value of the GM Tranche 2 Agreements derivative liability for Q1 2023 of $9.1 million (2022 - $Nil) was driven by changes in the underlying valuation assumptions, including the decrease as at March 31, 2023, compared to January 30, 2023, of LAC's market share price from $21.99 to $21.76, a decrease in volatility assumption from 58.34% to 56.32%, and a decrease in risk-free rate from 4.77% to 4.49%.

Transaction costs for Q1 2023 of $4.0 million (2022 - $Nil) relate to transaction costs associated with the evaluation of the Separation, and the GM investment. Loss on change in fair value of investment in Green Technology Metals for Q1 2023 of $0.8 million (2022 - $Nil). Finance costs for Q1 2023 were $0.4 million (2022 - $1.0 million) which mainly includes an interest expense on the loan from LAC.

Use of Non-GAAP Financial Measures and Ratios

The Company's annual financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a non-GAAP financial measure "working capital" which is not a measure recognized under IFRS and that does not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States. Working capital is the difference between current assets and current liabilities.

This non-GAAP financial measure may not be comparable to similar financial measures reported by other issuers. This financial measure has been derived from the Company's financial statements and applied on a consistent basis as appropriate. The Company discloses this financial measure because it believes they assist readers in understanding the results of the Company's operations and financial position and provide further information about the Company's financial results to investors.

This measure should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

B. Liquidity and Capital Resources

For the Years Ended December 31, 2022, 2021 and 2020

Selected Annual Financial Information

Cash Flow Highlights	Years Ended December 31,
(in US$ million)	2022	2021	2020
	$	$	$
Cash used in operating activities	(52.0)	(42.9)	(20.2)
Cash (used)/provided by investing activities	(20.6)	2.2	(0.7)
Cash provided by financing activities	72.3	41.1	21.2
Change in cash	(0.3)	0.4	0.3
Cash - beginning of the year	0.9	0.5	0.2
Cash - end of the year	0.6	0.9	0.5

As at December 31, 2022, the Company had cash of $0.6 million (2021 - $0.9 million; 2020 - $0.5 million).

Liquidity Outlook

On January 30, 2023, LAC entered into a purchase agreement with GM pursuant to which GM agreed to make a $650 million equity investment in LAC in two tranches. Proceeds from the investment, including from the GM Tranche 1 investment of approximately $320 million which closed on February 16, 2023, will be used for the construction and development of Thacker Pass Project. The second tranche of $330 million is contemplated to be invested into the Company following the Separation after the closing conditions are achieved.

The Company continues to advance its formal application under the ATVM Loan Program submitted in April 2022 to the DOE for partial funding of Thacker Pass Project development. Further to the Letter of Substantial Completion received from the DOE, LAC North America is proceeding with the confirmatory due diligence and term sheet negotiations process. The ATVM Loan Program is designed to provide funding to U.S. companies engaged in the manufacturing of advanced technologies vehicles and components used in those vehicles. If the Company is offered a loan by the DOE, it expects funding from the ATVM Loan Program to provide up to 75% of the Thacker Pass Project's capital costs for construction of Phase 1. DOE's invitation to enter into due diligence is not an assurance that DOE will offer a term sheet to the applicant, or that the terms and conditions of a term sheet will be consistent with terms proposed by the applicant. The foregoing matters are wholly dependent on the results of DOE advanced due diligence and DOE's determination whether to proceed.

With the combination of the expected funding from the ATVM Loan Program, GM's $650 million equity investment and cash allocated from LAC to the Company, the Company expects to secure the necessary funding to substantially de-risk Thacker Pass Project Phase 1 construction.

Over the long-term, the Company expects to meet its obligations and fund the development of Thacker Pass Project through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that LAC North America will successfully complete all of its contemplated financing plans. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

As at March 31, 2023, the Spin-Out Business to be transferred to the Company as part of the Separation had $308.5 million in cash and cash equivalents (which includes unspent net proceeds from Tranche 1 of the GM Transaction. Such funds are utilized by LAC for the advancement of the Thacker Pass Project and will be reduced accordingly until the completion of the Separation. The Plan of Arrangement contemplates the transfer of an additional $75 million from LAC to the Company, to establish sufficient working capital of the Company, provided however that in the event the Separation takes effect later than September 1, 2023, the actual amount of cash to be transferred will be to subject to adjustments at the discretion of the board of directors of LAC. LAC will be monitoring working capital requirements and progress of business operations for each of the business units during the period through to completion of the Separation, and such adjustments will be determined, in particular, based on the funding needs of Lithium Argentina as the Caucharí-Olaroz Project ramps-up towards full production to provide sufficient funds to cover any additional cash needs that may be required.

Operating Activities

Cash used in operating activities during FY 2022 was $52.0 million (2021 - $42.9 million; 2020 - $20.2 million). The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during FY 2022 was $20.6 million, cash provided investing activities in 2021 was $2.2 million and cash used in investing activities in 2020 was $0.7 million. During FY 2022, the Company invested $10 million in Green Technology Metals, $5.0 million in Ascend Elements and spent $4.1 million on exploration and evaluation assets and $1.5 million on property, plant and equipment.

Financing Activities

Funding from LAC

The Company is funded via a loan from LAC (recorded within liabilities) or capital contributions (recorded within net parent investment in equity). The net LAC investment represents LAC's interest in the recorded net assets of the Company and the cumulative net equity investment by LAC through the dates presented. Net parent investment during FY 2022 was $72.7 million (2021 - $20.1 million; 2020 - $5.7 million).

Contractual Obligations

As at December 31, 2022, the Company had the following contractual obligations (undiscounted, in USD million):

(in US$ million)	2023	2024	2025 and later	Total
	$	$	$	$
Accounts payable and accrued liabilities	9.9	-	-	9.9
Obligations under office leases¹	0.8	0.8	1.0	2.6
Other obligations¹	2.5	3.5	-	6.0
Loans from Parent	43.6	-	-	43.6
Total	56.8	4.3	1.0	62.1

1Include principal and interest/finance charges.

The Company's commitments including royalties, and option payments are disclosed in Note 8 of the carve out financial statements for the year ended December 31, 2022, most of which will be incurred in the future if the Company continues to hold the subject property, continues construction, or starts production.

For the Three Months Ended March 31, 2023

Cash Flow Highlights	Three Months Ended March 31,
(in US$ million)	2023	2022
	$	$
Cash used in operating activities	(18.4)	(12.5)
Cash used in investing activities	(9.9)	(0.7)
Cash provided by financing activities	336.2	14.5
Change in cash and cash equivalents	307.9	1.3
Cash and cash equivalents - beginning of the period	0.6	0.9
Cash and cash equivalents - end of the period	308.5	2.2

As at March 31, 2023, the Company had cash and cash equivalents of $308.5 million (2022 - $2.2 million) which includes the remaining net proceeds of the Tranche 1 investment.

Operating Activities

Cash used in operating activities during the three months ended March 31, 2023 was $18.4 million (2022 - $12.5 million). The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during the three months ended March 31, 2023 was $9.9 million (2022 - $0.7 million). During three months ended March 31, 2023, the Company spent $9.9 million on additions to PP&E including construction costs related to Thacker Pass Project.

Financing Activities

Funding from LAC

The Company is funded via a loan from LAC (recorded within liabilities) or capital contributions (recorded within net parent investment in equity). The net parent investment represents LAC's interest in the recorded net assets of the Company and the cumulative net equity investment by LAC through the dates presented. The net parent investment from LAC funds during the three months ended March 31, 2023 was $16.4 million (2022 - $14.5 million).

General Motors Investment

On January 30, 2023, LAC entered into an agreement with GM, pursuant to which GM has agreed to make a $650 million investment in LAC, the proceeds of which are to be used for the construction and development of Thacker Pass Project. On February 16, 2023, the first tranche of $320 million was closed, resulting in GM's purchase of 15,002,243 LAC Common Shares and the gross proceeds released from escrow. The second tranche of $330 million is contemplated to be invested into the Company following the Separation after the closing conditions are achieved.

Contractual Obligations

As at March 31, 2023, the Company had the following contractual obligations (undiscounted):

(in US$ millions)	2023	2024	2025 and later	Total
	$	$	$	$
Accounts payable and accrued liabilities	24.9	-	-	24.9
Obligations under office leases¹	0.6	0.8	1.0	2.4
Other obligations¹	0.1	8.2	-	8.3
Loans from LAC	44.4	-	-	44.4
Total	70.0	9.0	1.0	80.0

¹Include principal and interest/finance charges.

Royalties and Other Commitments

The Company's commitments including royalties, and option payments are disclosed in Note 8 of the carve out financial statements for the period ended March 31, 2023, most of which will be incurred in the future if the Company starts production from the Thacker Pass Project.

The Company has certain commitments for royalty and other payments to be made on the Thacker Pass Project as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the Thacker Pass Project.

  20% royalty on revenue solely in respect of uranium; and

  8% gross revenue royalty on all claims up to a cumulative payment of $22 million. The royalty will then be reduced to 4% for the life of the project. The Company has the option at any time to reduce the royalty to 1.75% upon payment of $22 million (as described in greater detail below).

The Thacker Pass Project is comprised of a series of unpatented mining claims (the "Thacker Mining Claims") owned or controlled by LAC (or post-Arrangement, the Company). Certain of the Thacker Mining Claims are subject to a 20% royalty payable to Cameco Global Exploration II Ltd. solely in respect of uranium (the "Uranium Royalty"). LAC does not currently mine uranium, and the Company has no plans to mine uranium.

In addition to the Uranium Royalty, the Thacker Pass Project is subject to a royalty with the Royalty Holders. In February 2013, LAC completed a Royalty Purchase Agreement with Orion pursuant to which Orion agreed to pay to LAC up to $20 million in two tranches, $11 million and $9 million, in consideration for the sale of a royalty on LAC's Kings Valley Project. The royalty initially consists of a gross revenue royalty on all production from the Kings Valley Project of 8% until the first and second funding tranches have been repaid. At that time the royalty was to have been reduced to 3.5% for the life of the project, subject to LAC's right at any time to reduce the royalty to 1.75% upon payment to Orion of $20 million. In September 2013, Orion provided LAC with funding of $5.5 million, by amending the terms of the Royalty Purchase Agreement, pursuant to the Royalty Amending Agreement. Under the terms of the Royalty Amending Agreement, LAC received $2 million of new capital from Orion, and an additional $3.5 million advance from the remaining $9 million funding obligation of Orion under the existing royalty facility. As compensation for the additional funding, the general royalty was increased by 0.5% to 4.0%, while the initial 8% "payback" royalty rate remained in place until an additional $2 million in royalty payments (for an aggregate of $22 million) has been paid.

The Company has the option at any time to reduce the royalty to 1.75% upon payment to the Royalty Holders of $22 million and the Company intends on exercising its buy-down right to reduce the royalty from 8.0% to 1.75% by making an upfront payment of $22 million in the first year of operations of the Thacker Pass Project.

The Company previously held an option to acquire certain water rights. The Company exercised the option and acquired the water rights by making payments of $0.1 million in 2022 and $2.9 million in 2023.

Permitting and Reclamation Obligations

LAC (or post-Arrangement, the Company) has reclamation obligations for a hectorite clay mine located within the Thacker Pass Project area. The financial liability for this reclamation obligation, as stipulated by the BLM, is $1 million. LAC's other environmental liabilities from existing mineral exploration work in the vicinity of the Thacker Pass Project area have a reclamation obligation totaling approximately $0.6 million. LAC currently holds a $1.7 million reclamation bond with the BLM Nevada State Office, with $0.1 million available for future operations or amendments to existing operations. In addition, on February 22, 2023, BLM approved LAC's surety bond in the amount of $13.7 million for the initial construction works relating to the Thacker Pass Project.

C. Research and Development, Patents and Licenses, etc.

The Company holds patents in several countries on certain beneficiation processes and techniques concerning sedimentary deposits. The length of the patents varies by jurisdiction.

D. Trend Information

While the Company does not have any producing lithium projects, it is directly affected by trends in the lithium mining industry. At the present time global lithium prices are extremely volatile. Lithium prices, driven by rising global demand for electric vehicles, climbed dramatically and approached near historic highs in 2022. Prices have declined since those highs but have remained elevated in 2023.

Overall market prices for securities in the lithium resource sector and factors affecting such prices, including electric vehicles supply and demand, political trends in the countries in which such companies operate, and general economic conditions, may have an effect on the terms on which financing is available to the Company, if available at all.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the results of exploration and development programs on the Company's material assets.

The Company's financial assets and liabilities generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, and loan payable. The Company does not currently have major commitments to acquire assets in foreign currencies.

E. Critical Accounting Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's carve out financial statements, which have been prepared in accordance with IFRS. The preparation of those financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties and potentially result in materially different results under different assumptions and conditions. The Company has described below what it believes are the most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all the Company's significant accounting policies, see Note 3 to the Company's annual audited financial statements included in this registration statement.

Impairment of Mineral Properties

The application of the Company's accounting policy for impairment required judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, the extent of substantive expenditures on further exploration and evaluation, as well as evaluation of the results of exploration and evaluation activities up to the reporting date. Management performed an impairment indicator assessment on the Company's exploration and evaluation assets and concluded that no impairment indicators existed as of December 31, 2022, 2021 and 2020.

Carve-out Allocations from LAC

The preparation of the annual carve-out financial statements requires management to make assumptions, estimates, and judgments that affect the amounts reported in the financial statements and accompanying notes. The most significant areas requiring the use of management estimates and assumptions relate to the allocation of costs from LAC. The Company bases its estimates on historical experience and various assumptions that are believed to be reasonable at the time the estimate was made. Accordingly, actual results may differ from amounts estimated in these financial statements and such differences could be material. The amounts presented in the annual carve-out financial statements are not necessarily indicative of the results that may be expected for future years.

Accounting for the Agreements with General Motors

The Company's accounting for the agreements with GM, involved judgment, specifically in the Company's assumption that its shareholders will approve an increase to GM's shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM's agreement; that in the Company's determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM (see Note 9 of the Company's carve out financial statements for the period ended March 31, 2023).

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of the Company's share price.

Commencement of Development of Thacker Pass Project

The Company determined that the technical feasibility and commercial viability of Thacker Pass Project had been demonstrated following the release of Thacker Pass TR on January 31, 2023, the receipt of the favorable ruling from the Federal District Court for the issuance of the ROD, and the receipt of notice to proceed from the BLM on February 7, 2023. The Company entered into the EPCM agreement and other construction-related contracts. Construction of the Thacker Pass Project, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the Company transferred the capitalized costs of Thacker Pass Project from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass Project assets from exploration and evaluation to property, plant and equipment, management completed an impairment test of Thacker Pass Project which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs is calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

New Accounting Standards and Recent Pronouncements

The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the "Phase 2 Amendments") effective on January 1, 2021. Interest rate benchmark reform ("Reform") refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates.

The Phase 2 Amendments provide a practical expedient requiring the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform, rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the Reform on the Company's financial instruments and risk management strategy.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following are the expected members of senior management and the directors of the Company following the Separation:

Name	Age(1)	Position
Jonathan Evans	53	Director and Chief Executive Officer
Pablo Mercado	47	Executive Vice President and Chief Financial Officer
Richard Gerspacher	49	Executive Vice President, Capital Projects
Edward Grandy	55	Senior Vice President, General Counsel and Corporate Secretary
Aubree Barnum	38	Vice President, Human Resources
Tim Crowley	54	Vice President, Government and External Affairs
Alexi Zawadzki	52	Vice President, Resource Development
Kelvin Dushnisky	59	Executive Chair and Director
Michael Brown*	65	Director
Fabiana Chubbs*	57	Director
Yuan Gao*	60	Lead Independent Director
Zach Kirkman	37	Director
Jinhee Magie*	55	Director
Philip Montgomery*	59	Director

*  Independent Director

(1)  As of August 15, 2023

Biographical information with respect to each of our directors and our executive officers is set forth below.

Jonathan Evans, Chief Executive Officer

Mr. Evans joined LAC as a Director in June 2017, and has served as its President since August 2018 and its CEO since May 2019. From March 2016 to September 2018, he was the Chief Operating Officer of DiversiTech Corporation (a manufacturing company). Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and General Manager for FMC Corporation's lithium division, and has held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric. He holds a Bachelor of Science degree in mechanical engineering from Clarkson University and an MS from Rensselaer Polytechnic Institute.

Pablo Mercado, Executive Vice President and Chief Financial Officer

Mr. Mercado is currently the Executive Vice President and Chief Financial Officer of LAC, having been appointed in April 2023. Mr. Mercado has over 23 years of experience in finance and corporate development in the energy industry. Most recently he served as Chief Financial Officer of EnLink Midstream, LLC, and prior to that, as Chief Financial Officer of Forum Energy Technologies, Inc., both U.S. public companies listed on the New York Stock Exchange. Mr. Mercado started his professional career in 1998 as an investment banker at Bank of America, UBS and Credit Suisse, until joining Forum in 2011. He holds a BBA from the Cox School of Business and a BA in Economics from the Dedman College, both of Southern Methodist University, and an MBA from the University of Chicago Booth School of Business.

Richard Gerspacher, Executive Vice President, Capital Projects

Mr. Gerspacher is Senior Vice President, Capital Projects at LAC. He has over 20 years of leadership experience in developing and executing successful projects throughout the world in a variety of sectors including industrial minerals, metals mining and power generation. Prior to joining LAC, Mr. Gerspacher worked for Fluor Corporation, a global engineering and construction company where he served as Vice President and Projects Director for a lithium project in Australia. He also served as Chairman of Fluor's Latin America Talent Development Team and as a member of their Global Project Management Talent Development Team. Mr. Gerspacher holds a Professional Engineer designation, and has a Bachelor's degree in Civil-Structural Engineering from the University of Detroit and a Master of Business Administration degree from Duke University.

Edward Grandy, Senior Vice President, General Counsel and Corporate Secretary

Mr. Grandy is the Vice President, Legal and Regulatory Affairs of Lithium Nevada. He was General Counsel of Barrick Gold Corporation's copper business from 2012 to 2018. He is a legal department leader with broad experience in project development and regulatory compliance. Edward holds a Bachelor of Arts from Middlebury College and a J.D. from the Emory University School of Law.

Aubree Barnum, Vice President, Human Resources

Ms. Barnum is the Vice President, Human Resources of LAC and is a human resources professional with over 13 years of experience in municipal and mining industry human resources leadership roles. Prior to joining LAC, Ms. Barnum served as Vice President Human Resources for Nevada Copper Corp. She earned her Bachelor of Arts degree in Human Physiology from the University of Oregon and a Master of Business Administration/Human Resource Management degree from Columbia Southern University. She holds a Certified Professional (CP) designation from the Society of Human Resource Management and is a member of the National Society for Leadership and Success.

Tim Crowley, Vice President, Government and External Affairs

Mr. Crowley is the Principal of Crowley & Ferrato Public Affairs, having served in this role since 2014. Prior to Crowley & Ferrato Public Affairs, he was the President of the Nevada Mining Association. He sits on the Keep Truckee Meadows Beautiful Board of Directors and the University of Nevada, Mackay School of Earth Sciences and Engineering Advisory Board. Tim holds a Bachelor of Science from the University of Nevada, Reno.

Alexi Zawadzki, Vice President, Resource Development

Mr. Zawadzki is the President of North American Operations of LAC and the CEO of Lithium Nevada. He has over 20 years of experience developing mining and energy projects in roles of increasing responsibility. Following 10 years working for an international engineering consultancy, in 2007 he founded a publicly traded renewable energy company resulting in the construction and operation of two hydroelectric facilities. Since 2014, he has been focused on the lithium sector as an enabler of renewable energy technologies. Mr. Zawadzki trained as a hydrologist and holds a Masters degree from Wilfrid Laurier University.

Kelvin Dushnisky, Executive Chair and Director

Mr. Dushnisky is a Director at LAC, having joined the board of directors in June of 2021. Mr. Dushnisky served as Chief Executive Officer and a member of the Board of Directors of AngloGold Ashanti from September 2018 to September 2020. Mr. Dushnisky led the execution of the organization's strategic priorities and oversaw a global portfolio of mining operations and projects in Africa, South America, and Australia, along with exploration interests and investments in North America. He also led the company's interface with key stakeholders, including shareholders, host governments, communities, and organized labor. Prior to AngloGold Ashanti, Mr. Dushnisky had a 16-year career with Barrick Gold Corporation, ultimately serving as President and a member of the Board of Directors. Prior to Barrick he held senior executive and board positions with a number of private and listed companies. Mr. Dushnisky holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. and Juris Doctor degrees from the University of British Columbia. He is a member of the Law Society of British Columbia and the Canadian Bar Association. Mr. Dushnisky is past Chair of the World Gold Council. He served on the International Council on Mining and Metals (ICMM) and is a former member of the Accenture Global Mining Council and the Institute of Directors of Southern Africa. Mr. Dushnisky served on the Board of Trustees of the Toronto-based University Health Network (UHN).

Michael Brown, Director

Mr. Brown is a former Executive Director of the State of Nevada Governor's Office of Economic Development from 2019 to 2023 among other state government roles held during this period. Previously he served as President of Barrick Gold North America, a subsidiary of Barrick Gold Corporation from 2015 to 2018 after serving in roles of increasing responsibility with Barrick since 1994. Mr. Brown has over 24 years of mine operations experience coupled with experience in U.S. federal, state and foreign government relations. He has previously served on a number of not-for-profit boards in the state of Nevada, including the Las Vegas Global Economic Alliance, Communities in Schools - Nevada and the Nevada Taxpayers Association. He is former member of the executive committee of the US National Mining Association. Mr. Brown holds an MBA from George Washington University.

Fabiana Chubbs, Director

Ms. Chubbs is a Director at LAC, having joined the board of directors in June of 2019. Ms. Chubbs was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado Gold Corporation in 2007 and led Treasury and Risk Management functions until accepting the Chief Financial Officer position. Prior to joining Eldorado Gold Corporation, she was a Senior Manager with PwC Canada. During her ten years at PwC Canada, Ms. Chubbs specialized in audit of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM. Ms. Chubbs holds dual degrees from the University of Buenos Aires, a Certified Public Accountant bachelor's degree, and a Bachelor of Business Administration degree. Ms. Chubbs is a Chartered Public Accountant in Canada. Ms. Chubbs also serves on the board of Royal Gold, Inc.

Yuan Gao, Lead Independent Director

Dr. Gao is a Director at LAC, having joined the board of directors in October of 2019. He is also the Vice Chairman of the board of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd., a leading producer of cathodes for lithium-ion batteries, having served as President and CEO from May 2014 to Sept 2019. Previously, Dr. Gao served as Vice President at Molycorp Inc., and as Global Marketing Director and Technology Manager at FMC Corporation (USA). Yuan holds a BSc from the University of Science and Technology of China, and a PhD in Physics from the University of British Columbia. He has also completed Executive Education at The Wharton Business School, University of Pennsylvania.

Zach Kirkman, Director

Mr. Kirkman is GM's nominee to the board of directors of LAC. He is the Vice President Corporate Development and Global M&A of General Motors Company since January 2023, and prior to that served as the Head of Corporate Development, Mergers & Acquisitions of Tesla, Inc. from August 2016 to December 2022. Mr. Kirkman has extensive M&A experience gained during his time leading the corporate development teams of GM and Tesla, and previously as part of Apple Inc.'s corporate development department. He holds an MBA from the Massachusetts Institute of Technology.

Jinhee Magie, Director

Ms. Magie is a Director at LAC, having joined the board of directors in June of 2021. Ms. Magie served as the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation from October 2018 to September 2022, overseeing financial reporting, treasury, tax and information technology (including cybersecurity). She joined Lundin in 2008, serving in various roles of increasing responsibility, including nine years as Vice President, Finance. With over 25 years of experience, Ms. Magie began her career with Ernst & Young and has held progressively more senior roles in public companies, with the last 15 years in the mining industry. Before joining Lundin, Ms. Magie was the Director of Corporate Compliance for LionOre Mining International Ltd. She has extensive experience in acquisitions and divestitures, public and private equity fundraising and public company reporting. Ms. Magie holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA).

Philip Montgomery, Director

Mr. Montgomery is a non-executive director at Walkabout Resources Ltd. He brings extensive global experience in major capital projects. Over his 35-year career at BHP Group Limited and its predecessor organizations, Mr. Montgomery worked across various geographies and commodities, demonstrating expertise in leading assets and projects as well as senior corporate roles, including Chief Growth Officer, Global Head of Group Project Management and Vice President - Projects. Mr. Montgomery is a Professional Engineer and holds a B.Sc. in Mechanical Engineering and Business Management from Oxford Brookes University.

B. Compensation

Arrangement Incentive Securities

In connection with the Arrangement, it is contemplated holders of all deferred share units ("DSUs"), restricted share rights ("RSUs") and performance share units ("PSUs") of LAC (collectively, the "LAC Units") will receive, in lieu of each such outstanding LAC Unit, one equivalent incentive security of the Company (collectively, the "Company Units") and one equivalent incentive security of Lithium Argentina (collectively, the "Lithium Argentina Units" and together with the Company Units, the "Arrangement Incentive Securities"). The Arrangement Incentive Securities will have the same terms as the LAC Units, subject to the economic adjustments and other necessary modifications as governed by the Plan of Arrangement.

Holders of the LAC Units will dispose of (i) the butterfly percentage, a percentage commensurate with the proportion of the Spin-Out Business assets disposed of over LAC's total assets, of each LAC Unit to the Company for one equivalent Company Unit, and (ii) the remaining portion of each LAC Unit to LAC for one Lithium Argentina Unit, subject to adjustment as follows. Pursuant to the application of subsection 7(1.4) of the Tax Act to the exchange, the number of Lithium Argentina Units to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the Company Units and the fair market value of the Lithium Argentina Units receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the LAC Units exchanged by such holder, as determined immediately before the exchange. The LAC Units so exchanged will be cancelled.

It is contemplated that (unless determined by the board of directors of LAC in certain specific circumstances) an incentive security (other than PSUs) of one entity, being either the Company or Lithium Argentina, held by persons who are not employed as a director, officer, or employee or engaged as a service provider of the said entity but are employed or engaged with the other entity, will immediately vest and the holder of the said incentive security will be entitled to receive the underlying share after completion of the Separation.

The replacement PSUs of each of the Company and Lithium Argentina will continue, but will be subject to the same time based vesting period as the LAC PSUs they replace and upon vesting thereof will be settled by the issuance of one underlying share irrespective of the applicable performance multiplier to which the original LAC PSU was subject, except with respect to LAC PSUs that were fully vested prior to the Separation, in which case the replacement PSUs will be settled for the number of underlying shares determined based on the performance multipliers of the LAC PSUs they replaced.

Based on the number LAC equity awards outstanding as of August 15, 2023, it is expected that upon completion of the Arrangement, 268,339 DSUs of the Company (the "Company DSUs"), 2,185,963 RSUs of the Company (the "Company RSUs") and 787,409 PSUs of the Company (the "Company PSUs") will be issued and outstanding.

Post-Separation Compensation Structure

Following the Separation, the Company expects to utilize a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The board of directors, acting on the recommendation of the CL Committee (as defined below), will implement a compensation structure intended to align the interests of the executive officers with those of the shareholders of the Company. The elements of the Company's executive compensation program may include: (a) an annual base salary, (b) short term incentive ("STI") awards consisting of a cash bonus and award of Company RSUs, (c) long term incentive ("LTI") awards (for example, in the form of Company PSUs with performance vesting conditions or other), (d) annual contribution matching by the Company to a retirement savings plan, up to a certain percentage of base salary and subject to a contribution ceiling established annually, and (e) insurance and other benefits in support of health and wellness.

The Company anticipates that an equity incentive plan (the "Equity Incentive Plan") will be adopted in connection with the completion of the Separation and 14,400,737 Common Shares will be reserved for issuance pursuant to the Equity Incentive Plan. The Equity Incentive Plan will be administered by the CL Committee or equivalent committee appointed by the board of directors and constituted in accordance with such committee's charter. The Equity Incentive Plan will provide for the grant to eligible directors and employees (including officers and service providers determined as eligible by the CL Committee) of incentive stock options exercisable to purchase Common Shares ("Options") and Company RSUs that convert automatically into Common Shares and Company PSUs that are subject to performance conditions and/or multipliers and designated as such in accordance with the Equity Incentive Plan. The Equity Incentive Plan also provides for the grant to eligible directors of Company DSUs which the directors are entitled to redeem following retirement or termination from the board of directors (Options, RSUs, PSUs and DSUs are collectively referred to as "Awards").

Vesting periods will be determined at the discretion of the board of directors or the Company's Chief Executive Officer. It is currently anticipated that: (a) Company RSUs will generally vest immediately for STI awards, or cliff-vest after three years for LTI awards; if granted for other purposes, Company RSUs will typically vest on the grant anniversary over a period of up to three years; (b) Company PSUs will generally cliff-vest after three years, as they are granted as LTI awards under the executive compensation program; and (c) Company DSUs will generally vest on the 20th business day after an independent director ceases to hold the position. The Company does not anticipate granting awards of Options under the Equity Incentive Plan.

The aggregate number of Common Shares that may be subject to issuance under the Equity Incentive Plan, together with any other securities-based compensation arrangements of the Company, will not exceed 14,400,737 Common Shares (or approximately 9% of the Common Shares based on the number of LAC Common Shares outstanding as of June 16, 2023).

C. Board Practices

The members of the Board do not have service contracts and do not receive any benefits upon termination of their directorships other that the Common Shares underlying the Company DSUs. Following the completion of the Separation, it is anticipated that the Company's Board will have the following committees, each of which will have adopted a charter.

The Board

The Board will comprise of eight (8) directors upon completion of the Separation.

Mr. Brown, Ms. Chubbs, Mr. Gao, Ms. Magie and Mr. Montgomery will be considered to be "independent" directors for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and pursuant to Section 303A of the NYSE Listed Company Manual. Mr. Evans, Mr. Dushnisky and Mr. Kirkman will not be considered independent as Mr. Evans will be an executive officer of the Company, Mr. Dushnisky will be the Executive Chair of the Company, and Mr. Kirkman is a representative of GM which will have a commercial relationship with the Company. As such, a majority (five (5) of eight (8) or 63%) of the directors will be independent.

Certain of the proposed directors of the Company are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Issuer(s)

Fabiana Chubbs	Royal Gold, Inc.

Kelvin Dushnisky	Doman Building Materials Group Ltd.

Rigel Resource Acquisition Corp.

Jinhee Magie	AngloGold Ashanti Ltd.

Star Royalties Ltd.

Philip Montgomery	Walkabout Resources Ltd.

Directors on the Board with an interest in a material transaction or agreement will be required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board will also form special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgement is used to evaluate the transaction, free of any potential or actual conflict of interest.

It is anticipated that Common Shares will be dual-listed in Canada and the U.S. The NYSE and U.S. securities laws set out different requirements for determining director independence vis-à-vis the TSX and securities laws in Canada. As an anticipated "foreign private issuer" under U.S. securities laws and for so long as the Company maintains this status, the Company will likely be permitted to follow Canadian requirements (as its home country) instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three proposed members of the Audit and Risk Committee of the Company are expected to be Fabiana Chubbs (Chair), Jinhee Magie and Michael Brown, each of whom will satisfy the independence requirements of Rule 10A-3 under the Exchange Act and Section 303A of the NYSE Listed Company Manual.

Role and Mandate of the Board

The Board will have overall responsibility for corporate governance matters by virtue of its responsibility for:

  developing and approving corporate policies and guidelines;
  assisting in the definition of corporate objectives and assessing corporate strategies and key plans;
  overseeing material risks of the Company and its business;
  overseeing the integrity of the Company's internal financial controls and management information systems; and
  evaluating the Company's performance and the performance of the Board, its committees and individual directors.

The Board's responsibility for these items will be reflected in a board mandate, to be adopted by the Board that will set out the written terms of reference for the Board's authority, responsibility and function. The board mandate will be available on the Company's website at www.lithiumamericas.com once adopted following the completion of the Separation.

Orientation and Continuing Education

It is expected that the proposed directors on the Board will be provided with an orientation that includes meetings with the Company's senior management team that covers topics including the Company's history and status of operations, information about the Company's business, goals, strategy and major policies, familiarization with partners and major service providers, updates on the political environment in the jurisdictions where the Company operates, information about the lithium industry, lithium markets and pricing, as well as developments in the electric vehicle and battery markets, recent analyst reports, information about the Code of Conduct and Ethics (the "Code of Conduct"), information pertaining to personal liabilities, the Company's insurance program, rules for purchasing, exercising and selling the Company's issued securities (Common Shares and Equity Awards), and rules regarding insider trading and non-public information. They are also expected to participate in office and site visits, and have the opportunity to meet with staff throughout the organization.

Ethical Business Conduct

The Company will adopt a Code of Conduct following the completion of the Arrangement. The Code of Conduct will apply to all of the Company's directors, officers, employees and consultants, and is designed to:

  promote a culture of integrity, and honest and ethical conduct;
  deter wrong-doing such as illegal actions, misuse of Company opportunities or assets, and insider trading;
  provide a framework for addressing conflicts of interest, and potential conflicts;
  preserve the confidentiality of information shared internally with anyone covered by the Code of Conduct;
  require compliance with applicable laws, rules and regulations, including environmental laws;
  promote a culture of health and safety, and equal opportunity;
  encourage fair dealings with customers, suppliers, competitors and internally among our workforce;
  prohibit payments to domestic and foreign officials pursuant to applicable anti-bribery and anti-corruption laws in Canada and the United States;
  establish guidelines for financial and business reporting, and accurate recordkeeping;
  set out expectations regarding gifts and entertainment, use of email and internet services, and compliance with the Code of Conduct; and
  encourage reporting of any perceived violations of the Code of Conduct, without fear of retaliation.

The Code of Conduct will be subject to review from time to time by the governance and nomination committee (the "GN Committee"), which will be responsible for updating the Code of Conduct to ensure the Company is current with evolving governance and ethics practices. The Board will be responsible for granting any waivers from the Code of Conduct. The Company will disclose any waivers from the requirements of the Code of Conduct granted to directors or executive officers.

Board Nomination

The Board's recruitment and nomination process will be overseen and led by the GN Committee. Recruitment processes may be conducted with or without the assistance of an independent recruitment firm, at the committee's discretion. In connection with the nomination or appointment of individuals as directors, the competencies and skills required by the Board as well as the competencies and skills of the existing directors and the appropriate size of the Board will be considered.

Board Assessments

The GN Committee will be responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, committees and individual directors, along with reviewing charters. It will also be responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. These assessments will be conducted on an informal basis.

Board Skills Matrix

As part of the Company's efforts to ensure that the Company will have the appropriate combination of skills and experience on the Board from its inception, an ad hoc committee of LAC charged with overseeing board recruitment and composition-related matters for the Company has assessed the proposed director nominees of the Company based on a skills matrix and identified the various areas of expertise that will be necessary to provide effective stewardship for the Company. Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of the director nominees for the Company:

Areas of Expertise		General Competencies	Experienced Competencies	Core Competencies
Industry	Exploration	5	3	-
	Mine Development/Operations	3	3	2
	Lithium Industry	5	1	2
	Chemical Processing	5	1	2
	Health and Safety	3	3	2
	Sustainability and Environment	4	1	3
Operational	Human Resources and Talent Management	-	7	1
	Business Development	-	4	4
	Executive Compensation	2	5	1
	Risk Management	-	5	3
	Cybersecurity and Technology	5	1	2
Financial	Financial and Audit	3	3	2
	Financial Literacy	2	2	4
	Capital Markets	3	3	2
	Banking/Project Finance	3	3	2
Legal/Regulatory	Securities/Law, Legal Policy and Regulatory	2	4	2
	Government Relations	3	2	3
	Corporate Governance	-	6	2
Leadership	Executive Leadership	-	3	5
	Board Experience	2	4	2
	Public Company Executive	-	3	5
	Strategic Planning	-	3	5

Diversity

The Company has not adopted a written policy relating to identification and nomination of female directors or a target regarding women in executive positions at this time. The Board will consider the adequate policies and practices to be adopted for the Company as are appropriate for its circumstances. Of the proposed director nominees for the Company, two (2) out of eight (8) (25%) are women. With respect to the proposed executive management, one (1) out of seven (7) is a woman (14%).

Audit and Risk Committee

The audit committee of the Company (the "Audit and Risk Committee") is expected to consist of Fabiana Chubbs (Chair), Jinhee Magie and Michael Brown. The Board has determined that the members of the Audit and Risk Committee meet the applicable independence requirements of the SEC and the applicable NYSE rules.

The Audit and Risk Committee will have powers and perform the functions customarily performed by such a committee, including those required of such a committee by the SEC and NYSE. The Audit and Risk Committee will be responsible for the oversight of the Company's accounting and financial reporting processes, financial statement audits and risk management functions.

Environmental, Sustainability, Safety and Health Committee

The environmental, sustainability, safety and health committee (the "ESSH Committee") is expected to consist of Michael Brown (Chair), Zach Kirkman, Jonathan Evans and Philip Montgomery, of whom Mr. Brown and Mr. Montgomery will each be an "independent" director. The ESSH Committee will be responsible for reviewing and monitoring: (a) the environmental policies and activities of the Company on behalf of the Board and management; (b) the policies and activities of the Company as they relate to the health and safety of employees of the Company in the workplace; (c) the social engagement and social responsibility policies and activities of the Company as they relate to the Company's interaction with community, government, and other stakeholders; and (d) the policies and activities of the Company as they relate to sustainable development and business practices, including environmental, health and safety, social engagement and social responsibility and related matters in the conduct of the Company's activities.

Governance and Nomination Committee

The GN Committee is expected to consist of Yuan Gao (Chair), Jinhee Magie, Kelvin Dushnisky (the Executive Chair of the Company) and Fabiana Chubbs, of whom Mr. Gao, Ms. Magie and Ms. Chubbs will each be an "independent" director. The GN Committee will be responsible for (a) assisting the Board in fulfilling its oversight responsibilities by identifying individuals qualified to become board and board committee members and recommending that the board select director nominees for appointment or election to the board; and (b) developing and recommending to the board corporate governance guidelines for the Company and making recommendations to the board with respect to corporate governance practices.

Compensation and Leadership Committee

The compensation and leadership committee (the "CL Committee") is expected to consist of Jinhee Magie (Chair), Yuan Gao, and Philip Montgomery, each of whom will each be an independent director. The CL Committee will be responsible for (a) reviewing senior leadership development and succession planning for the Company; (b) discharging the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company; and (c) developing and overseeing the management's compensation policies and programs.

D. Employees

Following the completion of the Separation it is expected the Company will have 72 employees.

E. Share Ownership

The common shares beneficially owned by the Company's directors and executive officers are disclosed below in "Item 7. Major Shareholders and Related Party Transactions."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding ownership of the Company's Common Shares immediately following the completion of the Separation by each person or entity known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, each of the Company's directors and executive officers, and all of the Company's directors and executive officers as a group. To the best of the Company's knowledge, except as disclosed in the table below or with respect to the Company's directors and executive officers, the Company is not, and will not be following the Separation, controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons. All of the Company's common shareholders, including the shareholders listed in this table, will be entitled to one vote for each Common Share held.

Except as otherwise noted below, the share amounts reported in the table below are based on each person's beneficial ownership of LAC Common Shares on the date of this registration statement, assuming the shareholding structure of LAC immediately prior to the Separation will be the same as its shareholding structure as of the date of this registration statement, and giving effect to a distribution in the Separation at the distribution ratio of one Common Share (and Lithium Argentina Common Share) for every one LAC Common Share held by such person. As of August 16, 2023, there are 159,922,390 LAC Common Shares issued and outstanding. Information for certain holders is based on their latest filings with the SEC with respect to beneficial ownership of LAC Common Shares or information delivered to the Company.

Identity of Person or Group	Number of Shares Owned	Percent of Class
5% or greater shareholders
General Motors Holdings LLC	15,002,243	9.4%
GFL International Co., Limited	15,000,000	9.4%
Officers and Directors
Jonathan Evans	341,370	*
Aubree Barnum	628	*
Tim Crowley	38,997	*
Richard Gerspacher	1,907	*
Edward Grandy	54,986	*
Pablo Mercado	10,342	*
Alexi Zawadzki	146,228	*
Michael Brown	600	*
Fabiana Chubbs	6,600	*
Kelvin Dushnisky	0	*
Yuan Gao	0	*
Zach Kirkman	0	*
Jinhee Magie	0	*
Philip Montgomery	0	*

Directors and Officers as a group (14 individuals)	601,658	*

*  Less than one percent.

B. Related Party Transactions

As described in the section "Explanatory Note," the Company and LAC entered into the Arrangement Agreement, pursuant to which the Arrangement will be carried out under the BCBCA, whereby LAC will reorganize its share capital, the Spin-Out Business will be acquired by the Company and a series of share exchanges and redemptions will take place as a result of which each shareholder of LAC will have the same percentage shareholding in each of Lithium Argentina and the Company immediately upon the completion of the Arrangement at the Arrangement Effective Time.

Under the Arrangement Agreement, the parties have also agreed to enter into the Transitional Services Agreement upon completion of the Arrangement, pursuant to which it is expected that, on an interim basis, each of Lithium Argentina and the Company will provide to each other certain assistance and services from time to time in order to facilitate the orderly transfer of each entity into fully independent public companies. It is expected that, pursuant to the Transitional Services Agreement, detailed schedules will be prepared including the terms for each scope of services provided between the entities, and the related costs payable by Lithium Argentina to the Company, and the Company to Lithium Argentina. Unless terminated earlier or extended by mutual agreement of the parties thereto, it is expected that the schedules to the Transitional Services Agreement will expire in three to 12 months following the Arrangement Effective Date. The terms of the schedules and the Transitional Services Agreement have not yet been finalized.

Under the Arrangement Agreement, the parties have also agreed to enter into a tax indemnity and cooperation agreement (the "Tax Indemnity and Cooperation Agreement") on the Arrangement Effective Date after completion of the Arrangement. The substance of the Arrangement Agreement and Tax Indemnity and Cooperation Agreement are summarized in the section "10.C - Material Contracts."

Funding from LAC

The Company has been funded via loan from LAC (recorded within liabilities) or capital contributions (recorded within net LAC investment in equity). The net LAC investment represents LAC's interest in the recorded net assets of the Company and the cumulative net equity investment by LAC through the dates presented.

Allocation of LAC Costs

Certain costs related to the Company incurred by LAC are allocated to the Company and presented as general and administrative expenditures in the carve-out statement of comprehensive loss. Allocated costs for the year ended December 31, 2022, totaled $11.2 million (2021 - $6.6 million; 2020 - $5.6 million).

General and Administrative (allocation of corporate costs)	Years Ended December 31,
(in US$ million)	2022	2021	2020
	$	$	$
Salaries, benefits and other compensation	5.2	3.6	4.1
Office and administration	1.8	1.3	0.7
Professional fees	3.4	1.2	0.5
Investor relations, regulatory fees and travel	0.8	0.5	0.3
Total	11.2	6.6	5.6

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Carve-out Statements and Other Financial Information

 See "Item 18. Financial Statements."

B. Significant Changes

There have been no significant changes since the date of the interim carve-out financial statements included in this registration statement.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

There currently is no existing public trading market for the Common Shares of the Company. However, the Company has applied to have the Common Shares listed on the TSX and the NYSE under the ticker symbol "LAC." The Company has received conditional approval for the listing of the Common Shares on the TSX. There is no assurance that the NYSE will approve the Company's listing application. The listing of the Common Shares will be subject to the Company fulfilling all of the requirements of the TSX and the NYSE, respectively.

B. Plan of Distribution

Not Applicable.

C. Markets

The Company has applied to list the Common Shares on the TSX and the NYSE under the symbol "LAC." The Company has received conditional approval for the listing of the Common Shares on the TSX. There is no assurance that the NYSE will approve the Company's listing application. The listing of the Common Shares will be subject to the Company fulfilling all of the requirements of the TSX and the NYSE, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Upon the Company's incorporation on January 23, 2023, the Company's authorized share capital comprised of an unlimited number of Common Shares without par value and an unlimited number of preference shares without par value ("Preference Shares"). No Common Shares or Preference Shares are currently issued and outstanding.

As part of the Arrangement, the Notice of Articles and Articles of the Company will be amended to, among other things, eliminate the Preference Shares from the authorized share capital of the Company such that, following such amendment, the Company will be authorized to issue only an unlimited number of Common Shares.

Immediately following the completion of the Arrangement, assuming no exercise or conversion of outstanding convertible securities of LAC prior to the completion of the Arrangement, it is anticipated that approximately 159,922,390 Common Shares will be issued and outstanding (prior to giving effect to the settlement of any Company Unit issued under the Arrangement) based on the number of LAC Common Shares outstanding as of August 15, 2023.

The following is a summary of the description of the Company's capital stock, particularly the rights, preferences and restrictions attaching to each class of the Company's shares. Because the following is a summary, it does not contain all of the information that you may find useful. The Company refers you to our Articles, which are filed as Exhibit 1.1 hereto, and are incorporated herein by reference.

Common Shares

Holders of the Common Shares will be entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Common Share held at all such meetings.

Subject to the rights of holders of any other class of shares of the Company entitled to receive dividends in priority (none of which will be applicable following the completion of the Separation), the holders of the Common Shares will be entitled to receive dividends if, as and when declared by the Board out of the assets of the Company properly applicable to the payment of dividends.

In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, subject to the holders of the Preference Shares first receiving the amount to which they are entitled from the property and assets of the Company (which will not be applicable following the completion of the Separation), the holders of the Common Shares will be entitled to all remaining property and assets of the Company on a share for share basis.

Preference Shares

Holders of the Preference Shares will not be entitled to receive notice of or to attend or vote at any meetings of the shareholders of the Company and will not have any voting rights, except as required by applicable law.

Holders of the Preference Shares will be entitled to receive non-cumulative dividends if, as and when declared by the Board out of assets of the Company properly applicable to the payment of dividends.

In the event of the liquidation, dissolution or winding up of the Company or other distribution of property or assets of the Company among its shareholders for the purpose of winding up its affairs, each holder of a Preference Share will be entitled in respect of each such share to receive from the property and assets of the Company an amount equal to the Redemption Amount (as defined below) in respect of that share before any amount will be paid or any property or asset of the Company distributed to the holders of the Common Shares, following which payment the holders of the Preference Shares will not be entitled to share any further in the distribution of the property or assets of the Company.

Any outstanding Preference Shares may, subject to the provisions of the BCBCA, be redeemed: (i) by the Company at any time on payment of the Redemption Price (as defined in the Articles) in respect of each Preference Share, plus all declared and unpaid dividends thereon (collectively, the "Preference Share Redemption Amount") in cash money or, at the discretion of the Company, by issuance of one or more promissory notes; or (ii) by the Company, at the option of the holder thereof, upon delivery of an irrevocable request in writing in respect of the holder's desire for the redemption of the Preference Shares held. Redemption of the Preference Shares and the cancellation thereof will be effective upon the payment by the Company to, or to the benefit of, the holder thereof of the Preference Share Redemption Amount.

The New LAC Tranche 2 Subscription Agreement

On the Arrangement Effective Date, the Company will enter into a new Tranche 2 Subscription Agreement (the "New LAC Tranche 2 Subscription Agreement") pursuant to which GM will subscribe for and purchase $329,852,134.38 of Common Shares at a price per share equal to the Tranche 2 Subscription Price. The Tranche 2 Subscription Price shall be the Current Market Price as at the date that a notice (the "TP Available Capital Notice") is delivered by the Company to GM that it has secured sufficient available capital to complete the Thacker Pass development plan funding to a maximum of the Tranche 2 Price Ceiling. The Current Market Price of any Common Shares at any date means the price per share equal to the volume weighted average trading price per share of such Common Shares on the NYSE during the five (5) consecutive trading days ending before such date or, if such Common Shares are not then listed on the NYSE, on the TSX during the five (5) consecutive trading days ending before such date, in each case as reported by Bloomberg Finance, L.P. in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on each such trading day (or if such volume-weighted average trading price is unavailable, the market price of one such Common Share on each such trading day).  The "volume-weighted average trading price" shall be determined without regard to after-hours trading or any other trading outside of the regular trading session hours. The Tranche 2 Price Ceiling shall be $27.74 (the "Current Tranche 2 Ceiling Price") multiplied by the Relative New LAC Value Ratio as defined below.

"Relative New LAC Value Ratio" represents the market capitalization of the Company relative to the combined market capitalization of the Company and Lithium Argentina following the date of the Separation, expressed as a percentage. This ratio will be calculated by determining the volume-weighted average price of the common shares of each of the Company and Lithium Argentina for the five (5) trading days immediately following the Separation, multiplied by their respective issued share capital, to establish their respective market capitalizations. The ratio would then be calculated by dividing the market capitalization figure of the Company against the aggregate market capitalization of the Company and Lithium Argentina combined. This calculation can be expressed as a formula as follows:

(A x C) / (A x C + B x D) = Relative New LAC Value Ratio

Where:

A = The Company five-day volume-weighted average trading price following Separation

B = Lithium Argentina five-day volume-weighted average trading price following Separation

C = Number of Common Shares outstanding on the date of calculation1

D = Number of Lithium Argentina Common Shares outstanding on the date of calculation1

_________________________________________
1 In connection with the Separation, the Company will issue to the holders of issued LAC Common Shares an equal number of Common Shares. As a result, upon the Separation the issued share capital of Lithium Argentina and the Company will be substantially the same, subject to minor variances as a result of the treatment and adjustments of certain convertible securities.

Illustrative Examples of Relative New LAC Value Ratio

Set forth below are three illustrative examples of a potential Relative New LAC Value Ratio:

1. Where A is $12, B is $10 and each of C and D is 160 million common shares, the formula would be:

(12 x 160,000,000) / (12 x 160,000,000 + 10 x 160,000,000) = Relative New LAC Value Ratio

1,920,000,000 / (1,920,000,000 + 1,600,000,000) = 0.54545

2. Where A is $10, B is $13 and each of C and D is 160,000,000 shares, the formula would be:

(10 x 160,000,000) / (10 x 160,000,000 + 13 x 160,000,000) = Relative New LAC Value Ratio

(1,600,000,000 / (1,600,000,000 + 2,080,000,000) = 0.43478

3. Where A is $8, B is $16 and each of C and D is 160,000,000 shares, the formula would be:

(8 x 160,000,000) / (8 x 160,000,000 + 16 x 160,000,000) = Relative New LAC Value Ratio

(1,280,000,000 / (1,280,000,000 + 2,560,000,000) = 0.33333

Illustrative Price Adjustment to Tranche 2 Price Ceiling and GM Ownership Increase

The following table provides further information about the number of Common Shares issuable pursuant to the Tranche 2 subscription by GM in the three illustrative scenarios set forth above, along with the percentage of GM's ownership of Common Shares as a result of such hypothetical subscription.

Illustrative Scenario	Relative New LAC Value Ratio	Current Tranche 2 Ceiling Price	Adjusted Tranche 2 Ceiling (Current Tranche 2 Ceiling Price x Relative New LAC Value Ratio)	Number of Common Shares Issuable (aggregate subscription proceeds of $329,852,134)	Percentage of Common Shares Issuable upon exercise(1)	Percentage Ownership of GM in the Company(2)
1	0.54545	$27.74	$15.1308	21,800,046	11.991%	20.243%
2	0.43478	$27.74	$12.0608	27,349,109	14.598%	22.606%
3	0.33333	$27.74	$9.2466	35,672,802	18.231%	25.898%

Notes:

(1) Assumes 160,000,000 Common Shares are outstanding on the date of the Tranche 2 subscription.

(2) Assumes that on the date of the Tranche 2 subscription, GM holds approximately 15,002,243 Common Shares (being equal to the number of LAC Common Shares held as of the date hereof) and that there is an aggregate 160,000,000 Common Shares outstanding prior to the issuance of Common Shares to GM.

GM will be prohibited from acquiring Common Shares under the Tranche 2 Warrants (and the New LAC Tranche 2 Subscription Agreement, as defined below) that would result in GM owning more than 30% of the Common Shares. GM also has a right to elect not to subscribe for Common Shares to the extent that such a subscription would result in GM having to consolidate the Company's financial performance (or, prior to the Arrangement, LAC itself) in connection with GM's financial statements under U.S. GAAP.

At the Meeting, LAC Shareholders approved a resolution providing for a maximum price of $27.74 per LAC Common Share (such price being adjusted for the purchase of Company Common Shares by multiplying such price by the Relative New LAC Value Ratio) to be subscribed for by GM. As a result, the Tranche 2 AEWs will terminate and the Tranche 2 subscription is expected to be completed pursuant to the New LAC Tranche 2 Subscription Agreement.

B. Memorandum and Articles of Incorporation

The following is a summary of the material terms of the Articles. As the following is a summary, it does not contain all of the information that you may find useful. The Company refers you to the Articles, which are filed as Exhibit 1.1 hereto and are incorporated herein by reference.

Incorporation

The Company was incorporated under the BCBCA. Its British Columbia incorporation number is BC1397468.

Objects and Purposes of the Company

The Articles do not contain a description of the Company's objects and purposes.

Voting on Proposals, Arrangements, Contracts or Compensation by Directors

A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA.

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Under the BCBCA, a director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the Company; (b) the Company has entered, or proposes to enter, into the contract or transaction, (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction, and (d) the interest is known by the director or senior officer or reasonably ought to have been known. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the Company or of an affiliate of the Company.

Borrowing Powers of Directors

The Articles provide that the Company, if authorized by its directors, may:

  borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

  issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

  guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

  mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Retirement of Directors under an Age Limit

The Articles do not prescribe an age limit upon which a director must retire.

Qualifications of Directors

Under the Articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Share Rights

See "Item 10.A. - Share Capital" above for a summary of the Company's authorized capital and the special rights and restrictions attached to the Common Shares and Preference Shares.

Conditions governing Changes in Capital and Procedures to Change the Rights of Shareholders

Under the Articles, subject to the paragraph below and the BCBCA, the Company may by ordinary resolution of its shareholders or resolution by the Board: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Subject to the BCBCA, the Company may by special resolution: (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Meetings

The Articles and the BCBCA provide that annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as the Board may determine.

The Articles provide that if all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the BCBCA to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. In such event, the shareholders must select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

The directors of the Company may, at any time, call a meeting of shareholders. Under the BCBCA, the shareholders who hold in the aggregate at least five percent of the Company's issued shares that carry the right to vote at a meeting may requisition directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.

The Articles state that the directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than four months.

Under the Articles, if a meeting of shareholders is to consider special business, the notice of meeting must: (a) state the general nature of the special business; and (b) if the special business includes considering, ratifying adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders: (i) at the Company's records office, or such other reasonably accessible location in British Columbia as is specified in the notice; and (ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting. The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

Under the Articles, the quorum for the transaction of business at a shareholders meeting is two shareholders entitled to vote at the meeting whether present in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

The Articles state that in addition to those persons who are entitled to vote at a shareholders meeting of the Company, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor for the Company, and any other persons invited by the Company's directors but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Limitations on Ownership of Securities

Neither Canadian law nor the Articles limit the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the "Investment Act"). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company, and the value of the assets of the company were C$5.0 million or more (provided that immediately prior to the implementation of the investment the company was not controlled by WTO Investors). An investment in the Common Shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the enterprise value of the company is C$1.141 billion. An investment in the Common Shares by a trade agreement investor (or by a non-Canadian other than a trade agreement investor if, immediately prior to the implementation of the investment the Company was controlled by a trade agreement investor) would be reviewable under the Investment Act if it were an investment to acquire direct control of the company and the enterprise value of the company is C$1.711 billion.

In general, an individual is a WTO Investor if the individual is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Trade agreement investors include entities and individuals whose country of ultimate control is party to certain trade agreements. This includes the United States, the United Kingdom and members of the European Union, among others.

A non-Canadian, regardless of the type of investor, would be deemed to acquire control of the Company for purposes of the Investment Act if the non-Canadian were to acquire a majority of the Common Shares. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares.

Certain transactions involving the Common Shares would be exempt from the Investment Act, including:

  an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

  an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in the Articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Ownership Threshold

Neither the Articles nor the BCBCA contains any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that the Company disclose in its information circular for its annual general meeting, holders who beneficially own more than 10% of the Company's issued and outstanding shares.

C. Material contracts

Attached as exhibits to this registration statement are the contracts the Company considers to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this registration statement. The Company refers you to "Item 4. Information on the Company - A. History and Development of the Company," "Item 4. Information on the Company - B. Business Overview," and "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions" for a discussion of these contracts. Other than as discussed in this section or in this registration statement, the Company has no material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party.

Agreements in respect of the GM Transaction

On January 30, 2023, LAC entered into the GM Transaction Purchase Agreement pursuant to which GM will make an approximately $650 million equity investment in LAC, to be used for the development of the Thacker Pass Project. The investment is comprised of two tranches, with the approximately $320 million Tranche 1 investment for subscription receipts convertible into LAC Common Shares and warrants having been completed, and the $330 million Tranche 2 investment contemplated to be invested in the Company following the Separation. Tranche 1 of the GM Transaction was structured through the initial issuance of 15,002,243 subscription receipts by LAC to GM, whereby each subscription receipt, upon satisfaction of certain escrow release conditions, automatically converted into one unit comprised of one LAC Common Share and 79.26% of one Tranche 2 AEW with each Tranche 2 AEW exercisable into one LAC Common Share at a price of $27.74 for a term of 36 months from the date of issuance. The conversion of the subscription receipts resulted in the issuance of all shares issuable for Tranche 1 and, through the shares issuable upon exercise of the Tranche 2 AEWs, the allocation of all shares issuable under the Tranche 2 subscription. GM and LAC will implement Tranche 2 through a purchase of Common Shares under the New LAC Tranche 2 Subscription Agreement (which will result in the termination of the Tranche 2 AEWs) that provides for the purchase of approximately $330 million of Common Shares at the prevailing market price, to a maximum of $27.74 per share (adjusted for the Separation). In addition to other closing conditions, Tranche 2 will be subject to a condition that LAC secure sufficient funding to complete the development of Phase 1 of the Thacker Pass Project.

In connection with the escrow release and the issuance of the shares under Tranche 1, LAC entered into the Offtake Agreement with GM pursuant to which LAC will supply GM with lithium carbonate production from Phase 1. The price within the Offtake Agreement is based on an agreed upon price formula linked to prevailing market prices. The term of the Offtake Agreement is for 10 years from the commencement of Phase 1 production, with an option (exercisable by GM) to extend the Offtake Agreement by an additional five years. GM also has a right of first offer, under the Offtake Agreement, on the offtake of Phase 2 production.

In addition, in connection with the escrow release and the issuance of the shares under Tranche 1, LAC and GM entered into the Investor Rights Agreement pursuant to which, among other things, GM is required to "lock-up" their securities until the later of (i) one year after the Separation, or (ii) the earlier of (i) six months after the closing of Tranche 2, or (ii) the date Tranche 2 is not completed in accordance with its terms, provided that the foregoing lock-up restriction will not apply if the Separation does not occur. In addition, GM has certain board nomination rights, oversight, and securities offering participation rights, and is also subject to a standstill limitation whereby it is not able to increase its holdings beyond 20% of the issued and outstanding LAC Common Shares until a period that is the earlier of (i) five years following the effective date of the Investor Rights Agreement, and (ii) one year following the date of the commencement of commercial production for Phase 1 as outlined in the Offtake Agreement.

Completion of Tranche 2 of the GM Transaction remains subject to customary regulatory approvals, including approval of the TSX and NYSE, and other customary closing conditions. See "Item 3.D - Risk Factors - Risks Relating to the Separation." Additionally, as the Tranche 2 investment is contemplated to occur following the Separation, the transaction agreements provide that upon the Separation, the relevant agreements reflecting the Tranche 2 investment will be superseded by equivalent agreements between GM and the Company (including the New LAC Tranche 2 Subscription Agreement and, a new investor rights agreement), with maximum pricing (being $27.74 per share) being adjusted to reflect the relative value of the Company compared to the value of Lithium Argentina. See "Item 10.A. - Share Capital."

Arrangement Agreement

On May 15, 2023, LAC and the Company entered into an arrangement agreement (the "Original Arrangement Agreement"). On June 14, 2023, LAC and the Company entered into the Arrangement Agreement, which amended and restated the Original Arrangement Agreement to, among other things, include information with respect to the finalized composition of the board of directors of each of Lithium Argentina and the Company in the Plan of Arrangement.

The Arrangement Agreement provides for, among other things, the terms of the Plan of Arrangement, the conditions to its completion, actions to be taken prior to and after the Arrangement Effective Date and indemnities between the companies after the Arrangement Effective Date. A copy of the Arrangement Agreement is filed as exhibit to this registration statement.

Under the Arrangement Agreement, the parties have also agreed to enter into the Transitional Services Agreement and the Tax Indemnity and Cooperation Agreement on the Arrangement Effective Date after completion of the Arrangement.

Pursuant to the Arrangement Agreement, each of the parties has agreed to use commercially reasonable efforts and to do all things reasonably required to complete the transactions contemplated in the Arrangement Agreement. The Arrangement Agreement provides that the obligation of LAC to complete the Arrangement is subject to receipt of a number of approvals and rulings and fulfillment of a number of conditions. Notwithstanding fulfillment of all conditions and receipt of the contemplated approvals, LAC may decide at any time prior to the Arrangement Effective Date, to terminate the Arrangement Agreement and not to proceed with the Arrangement without any further action on the part of the other parties to the Arrangement Agreement, the LAC Shareholders or the Supreme Court of British Columbia.

Further, under the Arrangement Agreement, both the Plan of Arrangement and the Tax Rulings may be amended by LAC, so long as such amendment is not materially adverse to the other parties to the Arrangement Agreement, without further notice to or approval by the other parties or the LAC Shareholders. The special resolution of the LAC Shareholders to approve the Arrangement (the "Arrangement Resolution"), which was approved by LAC Shareholders on July 31, 2023, also authorizes LAC's board of directors to amend the Plan of Arrangement without further notice to or approval by the LAC Shareholders. LAC has no present intention to amend the Plan of Arrangement. However, it is possible that a failure to complete appropriate new financing arrangements or market or other conditions could make it advisable to amend the Plan of Arrangement. In addition, it is possible that, due to further discussions with the Canada Revenue Agency in respect of its advance Tax Rulings and the IRS in respect of its advance Tax Rulings or other considerations, LAC's board of directors may determine that it is appropriate that amendments be made to the Plan of Arrangement or the Tax Rulings. LAC has also reserved the right in its sole discretion to amend the Arrangement Agreement to the extent that such amendment is necessary or advisable due to the Tax Rulings, the interim order of the Supreme Court of British Columbia in respect of the Arrangement or the Final Order.

Pursuant to the Arrangement Agreement, each of LAC and the Company has agreed to indemnify and hold harmless the other party (and its representatives) against any loss suffered or incurred resulting from, among other things, a breach of a representation, warranty or covenant or any loss suffered as a result of a claim against that other party relating to the indemnifying party or its business. In addition, the parties have agreed to enter into the Tax Indemnity and Cooperation Agreement, which will provide for, among other things, a covenant from each of LAC and the Company that it will not take any action, omit to take any action or enter into any transaction that could cause the Arrangement or any related transaction to be treated in a manner inconsistent with the Tax Rulings. Each party has agreed that it will indemnify the other party against any loss suffered or incurred which results from the indemnifying party's breach of this covenant or certain related covenants made in the Tax Indemnity and Cooperation Agreement.

Pursuant to the Arrangement Agreement, LAC will bear all fees, cost and expenses incurred directly in connection with the Arrangement, including financing fees, advisory and other professional expenses, printing and mailing costs associated with the information circular prepared in connection with the Meeting, accompanying form of proxy and/or voting instruction form, and any payments made to dissenting LAC Shareholders, other than fees, costs, expenses and payment obligations incurred in connection with indemnification obligations arising under the Arrangement Agreement.

Plan of Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix A to the Arrangement Agreement filed as an exhibit to the registration statement.

Solely for the purpose of completing the Arrangement, on the Arrangement Effective Date, except as otherwise stated in the Plan of Arrangement and except for filing elections under the Tax Act, each of the procedural transactions and events described below will occur in the following sequence effective at one-minute intervals starting at the Arrangement Effective Time, without any further authorization, act or formality by LAC, the Company or any other person:

(a) Dissenting LAC Shareholders

Each LAC Common Share held by a dissenting LAC Shareholder will be, and will be deemed to be, transferred to LAC by the holder thereof and will be cancelled, without any further authorization, act or formality, free and clear of all liens, claims and encumbrances, and LAC will be obliged to pay such dissenting LAC Shareholder an amount therefor as determined by an order of the Court in accordance with Article 3 of the Plan of Arrangement, and such dissenting LAC Shareholder will be deemed to be removed from the securities register of LAC as a holder of LAC Common Shares and will cease to be the holder of such LAC Common Shares or to have any rights as a Shareholder other than the right to be paid the fair value for such LAC Common Shares as set out in Article 3 of the Plan of Arrangement.

(b) LAC Incentive Plan and the Company's Equity Incentive Plan

(i) The terms and conditions of the Second Amended and Restated Equity Incentive Plan of LAC dated May 15, 2023 will be amended and restated in the form and substance set out in Exhibit II to the Plan of Arrangement.

(ii) The Company's Equity Incentive Plan will come into force and effect with the terms and conditions set out in Exhibit III to the Plan of Arrangement.

(c) Treatment of LAC Equity Awards

(i) Exchange of LAC DSUs for Company DSUs and Lithium Argentina DSUs

Holders of LAC deferred share units (the "LAC DSUs") will dispose of (i) the Butterfly Percentage (as defined in the Plan of Arrangement) of each LAC DSU to the Company for one Company DSU, and (ii) the remaining portion of each LAC DSU to LAC for one Lithium Argentina DSU, subject to adjustment.

The LAC DSUs so exchanged will be cancelled.

(ii) Exchange of LAC PSUs for Company PSUs and Lithium Argentina PSUs

Holders of LAC performance share units (the "LAC PSUs") will dispose of (i) the Butterfly Percentage of each LAC PSU to the Company for one Company PSU, and (ii) the remaining portion of each LAC PSU to LAC for one Lithium Argentina PSU, subject to adjustment.

The LAC PSUs so exchanged will be cancelled.

(iii) Exchange of LAC RSUs for Company RSUs and Lithium Argentina RSUs

Holders of LAC restricted share units (the "LAC RSUs") will dispose of (i) the Butterfly Percentage of each LAC RSU to the Company for one Company RSU, and (ii) the remaining portion of each LAC RSU to LAC for one Lithium Argentina RSU, subject to adjustment as follows.

The LAC RSUs so exchanged will be cancelled.

(d) Reorganization of LAC Share Capital

The authorized share capital of LAC will be reorganized and its Articles and Notice of Articles will be altered to create and to authorize the issuance of an unlimited number of LAC Class A Common Shares and an unlimited number of LAC's Preference Shares (the "LAC Preference Shares"), each a new class of shares, in addition to the LAC Common Shares it is authorized to issue immediately before such alteration, attaching the respective rights, privileges, restrictions and conditions set out in Exhibit I to the Plan of Arrangement.

(e) First LAC Share Exchange

Each LAC Shareholder as of the Arrangement Effective Time, other than those dissenting LAC Shareholders (each, a "Participating Shareholder") will transfer each LAC Common Share held by such Participating Shareholder to LAC in exchange for: (x) one LAC Class A Common Share; and (y) one LAC Preference Share.

(f) The Company Share Exchange

Each Participating Shareholder will transfer each LAC Preference Share held by such Participating Shareholder to the Company in exchange for one Common Share.

(g) Distribution

LAC will transfer to the Company all of the Spin-Out Business in consideration for the Company's assumption of liabilities and obligations related to the Spin-Out Business (including LAC's liabilities and obligations related to the Offtake Agreement) and the issuance of 1,000,000 Preference Shares to LAC.

(h) The Company Redemption

The Company will redeem for cancellation all of the Preference Shares held by LAC in consideration for the aggregate of, in respect of each Preference Share, the net fair market value of the Spin-Out Business, divided by the number of Preference Shares, plus all declared but unpaid dividends thereon (the "Redemption Amount"). The Company will issue the demand, non-interest bearing promissory note having a principal amount equal to the Redemption Amount (the "Redemption Note") to LAC in payment of the aggregate of the Redemption Amount.

(i) LAC Redemption

LAC will redeem for cancellation all of the LAC Preference Shares held by the Company in consideration for the aggregate of, in respect of each LAC Preference Share, the product of the butterfly percentage and the aggregate fair market value of all of the LAC Common Shares held by Participating Shareholders immediately before the First LAC Share Exchange, divided by the number of LAC Preference Shares, plus all declared but unpaid dividends thereon (the "LAC Redemption Amount"). LAC will issue the demand, non-interest bearing promissory note having a principal amount equal to the LAC Redemption Amount (the "LAC Redemption Note") to the Company in payment of the aggregate of the LAC Redemption Amount.

(j) Second LAC Share Exchange

Each Participating Shareholder will transfer each LAC Class A Common Share held by such Participating Shareholder to LAC in exchange for one LAC Common Share.

(k) Set-Off

Pursuant to a settlement agreement between LAC and the Company: (i) LAC will repay the LAC Redemption Note by transferring to the Company its Redemption Note; (ii) the Company will repay the Redemption Note by transferring to LAC its LAC Redemption Note; and (iii) each of the LAC Redemption Note and the Redemption Note will be cancelled.

(l) Name Change of LAC and Elimination of Certain Classes of Shares

The Articles and Notice of Articles of LAC (as Lithium Argentina) will be altered to:

(i) change the name of LAC (as Lithium Argentina) from "Lithium Americas Corp." to "Lithium Americas (Argentina) Corp."; and

(ii) eliminate the LAC Class A Common Shares and the LAC Preference Shares from the authorized share capital of LAC (as Lithium Argentina), such that, immediately following such alteration, LAC (as Lithium Argentina) will be authorized to issue an unlimited number of LAC Common Shares (being Lithium Argentina Common Shares).

(m) Name Change of the Company and Elimination of Certain Classes of Shares

The Articles and Notice of Articles of the Company will be altered to:

(i) change the name of the Company from "1397468 B.C. Ltd." to "Lithium Americas Corp."; and

(ii) eliminate the Preference Shares from the authorized share capital of the Company, such that, immediately following such alteration, the Company will be authorized to issue an unlimited number of Common Shares.

(n) Change in Directors

(i) the following directors of LAC will resign from the board of LAC: Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao and Jinhee Magie;

(ii) the number of directors of Lithium Argentina will be reduced to six (6) and the directors of Lithium Argentina will be Diego Lopez Casanello, Robert Doyle, George Ireland, John Kanellitsas, Franco Mignacco and Calum Morrison, such directors to hold office until the close of the next annual meeting of shareholders of Lithium Argentina or until their successors are elected or appointed;

(iii) the number of directors of the Company will be set at eight (8) and the directors of the Company will be Michael Brown, Fabiana Chubbs, Kelvin Dushnisky, Jonathan Evans, Yuan Gao, Zach Kirkman, Jinhee Magie and Philip Montgomery, such directors to hold office until the close of the next annual meeting of shareholders of the Company or until their successors are elected or appointed;

(iv) until the next annual meeting of shareholders of Lithium Argentina, the directors of Lithium Argentina will have the authority to appoint one or more additional directors on its board of directors who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of Lithium Argentina or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of persons who become directors of Lithium Argentina, as contemplated by section 2.3(n)(ii) of the Plan of Arrangement; and

(v) until the next annual meeting of shareholders of the Company, the directors of the Company will have the authority to appoint one or more additional directors on its board of directors who will hold office for a term expiring not later than the close of the next annual meeting of shareholders of the Company or until their successors are elected or appointed, but the total number of directors so appointed may not exceed one third of the number of persons who become directors of the Company, as contemplated by section 2.3(n)(iii) of the Plan of Arrangement.

Lock-Up Agreement

The Arrangement is conditional upon LAC and the Company entering into a lock-up agreement (the "Ganfeng Lock-Up") with GFL International Co., Limited ("Ganfeng"), which holds 15,000,000 LAC Common Shares representing 9.4% of LAC's issued and outstanding share capital as of the date of this registration statement. The Ganfeng Lock-Up will set out the terms and conditions upon which Ganfeng will agree to, among other things: (i) not acquire any LAC Common Shares or transfer the LAC Common Shares it owns prior to the Arrangement Effective Time, (ii) not transfer any of the Lithium Argentina Common Shares and Common Shares of the Company issuable to Ganfeng pursuant the Arrangement for the 18 months following the Arrangement Effective Date (or such other period to be agreed to by the parties), except as expressly permitted by the Ganfeng Lock-Up, and (iii) abide by the other restrictions and covenants set out in the agreement.

Pursuant to the Investor Rights Agreement entered into between LAC and GM in connection with the GM Transaction, GM also agreed, among other things: (i) not to acquire any additional LAC Common Shares except as set out in the GM Transaction Purchase Agreement or in compliance with the Investor Rights Agreement, (ii) not to transfer the 15,002,243 LAC Common Shares currently held by GM prior to the Arrangement Effective Time, and (iii) not to transfer the 15,002,243 Lithium Argentina Common Shares and 15,002,243 Common Shares of the Company issuable to GM pursuant to the Arrangement from and after the Arrangement Effective Date. GM's "lock-up" obligations are valid until the later of (i) one (1) year after the Separation, or (ii) the earlier of (x) six (6) months after the closing of Tranche 2 of the placement, or (y) the date the Tranche 2 is not completed in accordance with its terms, provided that the foregoing lock-up restriction will not apply if the Arrangement does not occur.

Tax Indemnity and Cooperation Agreement

The Arrangement Agreement provides for cross-indemnities against losses a party or any of its representatives suffers as a result of a breach of representation, warranty or covenant by another party. The Tax Indemnity and Cooperation Agreement is expected to provide similar cross-indemnities against tax-specific claims a party or its representatives become subject to as a result of a breach of covenant by another party. The Tax Indemnity and Cooperation Agreement will also contain certain covenants that, for a period of three years after the effective date of the Arrangement, may prohibit, except in specific circumstances, the parties from taking or failing to take certain actions that could cause the Arrangement or any transaction contemplated by the Arrangement Agreement to be taxed in a manner that is inconsistent with the Tax Rulings. In addition, the Tax Indemnity and Cooperation Agreement will also contain certain customary covenants with respect to the filing of tax returns, payment of taxes, cooperation, assistance, document retention and certain other administration and procedural matters regarding taxes.

D. Exchange controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Tax Act and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"). Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

E. Taxation

The following summary of the United States federal income tax and Canadian tax consequences of receipt, ownership and disposition of the Company's shares is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this registration statement. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the Common Shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, disposition and ownership of the Company's shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this registration statement, and of any actual changes in applicable tax laws after such date.

Material U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Shareholder (as defined below) arising from and relating to the acquisition, ownership and disposition of the Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Shareholder as a result of the acquisition, ownership and disposition of the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Shareholder that may affect the U.S. federal income tax consequences to such U.S. Shareholder, including specific tax consequences to a U.S. Shareholder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Shareholder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Shareholders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No opinion from legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Shareholders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Shareholders

For purposes of this summary, the term "U.S. Shareholder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  a citizen or individual resident of the United States;

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Shareholders that are subject to special provisions under the Code, including U.S. Shareholders that: (a) are governmental organizations, tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or are traders in securities that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax or Medicare contribution tax on net investment income; (i) are partnerships and other pass-through entities (and investors in such partnerships and other entities); (j) are S corporations (and shareholders therein); (k) are subject to special tax accounting rules; (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Company's outstanding shares; (m) are U.S. expatriates or former long-term residents of the U.S.; (n) are persons who purchase or sell their Common Shares as part of a wash sale for tax purposes (and investors therein); (o) are PFICs, controlled foreign corporations or corporations that accumulate earnings to avoid U.S. federal income tax; or (p) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or are otherwise subject to taxing jurisdictions other than, or in addition to, the United States. U.S. Shareholders that are subject to special provisions under the Code, including U.S. Shareholders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such partners (or other owners). This summary does not address the tax consequences to any such entity or arrangement or partner (or other owner). Partners (or other owners) of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

If the Company is considered a PFIC at any time during a U.S. Shareholder's holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Shareholders of the acquisition, ownership, and disposition of Common Shares.

Based on its current and expected income, assets and activities, the Company expects that it may be a PFIC for its current tax year and may be a PFIC for subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the Company's status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the income, assets and nature of the activities of such corporation over the course of each such tax year and, as a result, the Company's PFIC status for the current year and future years cannot be predicted with certainty as of the date of this document. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with the Company's determination as to its PFIC status. Each U.S. Shareholder should consult its own tax advisor regarding the Company's status as a PFIC and the PFIC status of each of the Company's non-U.S. subsidiaries.

In any year in which the Company is classified as a PFIC, a U.S. Shareholder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Shareholders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the Company's gross income for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Pursuant to a "startup exception," a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the "startup year") if (1) no predecessor of the foreign corporation was a PFIC; (2) it is established to the IRS's satisfaction that the foreign corporation will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Shareholders will be deemed to own their proportionate share of any of the Company's subsidiaries which are also PFICs (each, a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax as discussed below, under the heading "Default PFIC Rules Under Section 1291 of the Code," on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Shareholders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Shareholders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made. In addition, U.S. Shareholders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Shareholder of the purchase of Common Shares and the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Shareholder makes a "qualified electing fund" or "QEF" election under Section 1295 of the Code (a "QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to the Common Shares. A U.S. Shareholder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Shareholder") will be subject to tax as described below.

A Non-Electing U.S. Shareholder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Shareholder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Common Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Shareholder) must be ratably allocated to each day in a Non-Electing U.S. Shareholder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Shareholder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Shareholder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Shareholder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Shareholder may terminate this deemed PFIC status with respect to Common Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code as discussed above) as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Shareholder that makes a QEF Election for the first tax year in which its holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Shareholder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Shareholder's pro rata share of (a) the Company's net capital gain, which will be taxed as long-term capital gain to such U.S. Shareholder, and (b) the Company's ordinary earnings, which will be taxed as ordinary income to such U.S. Shareholder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Shareholder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Shareholder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Shareholders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Shareholder that made a QEF Election has an income inclusion, such a U.S. Shareholder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Shareholder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Shareholder that makes a timely and effective QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" that were previously included in income by the U.S. Shareholder because of such QEF Election and (b) will adjust such U.S. Shareholder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Shareholder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Shareholder's holding period for the Common Shares in which the Company was a PFIC. A U.S. Shareholder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Shareholder files a U.S. federal income tax return for such year. In the event that the Common Shares that a U.S. Shareholder received pursuant to the Arrangement is treated as stock of a PFIC, the U.S. federal income tax treatment is not entirely clear. A U.S. Shareholder, however, can be treated as holding stock of a PFIC in periods prior to the Arrangement, and therefore may not be able to make a timely QEF Election for such stock. If a U.S. Shareholder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Shareholder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Shareholder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company was not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Shareholder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC, as determined by the Company, the Company: (a) intends to make publicly available to U.S. Shareholders, upon their written request, a "PFIC Annual Information Statement" for the Company as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation), and (b) upon written request, intends to use commercially reasonable efforts to provide such additional information that such U.S. Shareholder is reasonably required to obtain in connection with maintaining such QEF Election with regard to the Company. The Company may elect to provide such information on the Company's website. However, no assurances can be given that the Company will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC. Because the Company may own shares in one or more Subsidiary PFICs at any time, U.S. Shareholders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Shareholders do not obtain such required information. Each U.S. Shareholder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.

A U.S. Shareholder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any Subsidiary PFICs, U.S. Shareholders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Shareholders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Shareholder may make a Mark-to-Market Election with respect to Common Shares only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading in the Common Shares will be sufficiently regular for the shares to qualify as marketable stock. U.S. Shareholders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Shareholder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Shareholder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Shareholder's holding period for the Common Shares and such U.S. Shareholder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Shareholder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Shareholder's tax basis in the Common Shares. A U.S. Shareholder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Shareholder's adjusted tax basis in the Common Shares, over (ii) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Shareholder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Shareholder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Shareholder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Shareholder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Shareholder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Shareholder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Shareholder is treated as owning because such stock is not marketable. Hence, the Mark- to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Shareholder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Shareholder may vary based on the manner in which Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Shareholders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Shareholder if the Company is a PFIC, regardless of whether such U.S. Shareholder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Shareholder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Shareholder who acquires Common Shares from a decedent will not receive a "step up" in tax basis of such Common Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Shareholder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Shareholder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

General Rules Applicable to the Acquisition, Ownership, and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Common Shares but is subject in its entirety to the special rules described above under the heading "Passive Foreign Investment Company Rules."

Distributions on Common Shares

The Company does not anticipate making distributions with respect to the Common Shares in the foreseeable future. A U.S. Shareholder that receives a distribution, including a constructive distribution, with respect to a Common Share is required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company's current and accumulated "earnings and profits," as computed under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds the current and accumulated earnings and profits of the Company, the excess would be treated as a recovery of basis to the extent of the U.S. Shareholder's tax basis in the Common Shares and then as capital gain. The Company currently does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, U.S. Shareholders should expect that distributions by the Company with respect to the Common Shares will be reported as dividends for U.S. federal income tax purposes.

Dividends received by individuals and certain other non-corporate U.S. Shareholders on Common Shares generally are not be eligible for the "dividends received deduction" allowed to U.S. Shareholders that are treated as corporations for U.S. federal tax purposes. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Shareholders, including individuals, generally are eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Shareholder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Shareholder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Shareholder's tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally is long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Gain or loss, as well as the holding period for the Common Shares, is determined separately for each block of Common Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition. Gain or loss recognized by a U.S. Shareholder generally is treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Preferential tax rates may apply to long-term capital gain of a U.S. Shareholder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Shareholder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Shareholder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares generally is equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Shareholder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Shareholder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally is U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Shareholders who use the accrual method of tax accounting. Each U.S. Shareholder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares are treated as foreign-source income that generally is treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Shareholder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally is entitled, at the election of such U.S. Shareholder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Shareholder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Shareholder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Shareholder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Shareholder's particular circumstances. Accordingly, each U.S. Shareholder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax laws certain categories of U.S. Shareholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. tax return disclosure obligations (and related penalties) are imposed on U.S. Shareholders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U.S. Shareholders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Shareholders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Shareholder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Shareholder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such

U.S. Shareholder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Shareholders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules are allowed as a credit against a U.S. Shareholder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Shareholder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Shareholder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Shareholder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. SHAREHOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES.

U.S. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Material Canadian Federal Income Tax Considerations

The following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Common Shares and who, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty or convention, is not, and is not deemed to be, a resident of Canada, holds the Common Shares as capital property, deals at arm's length with and is not affiliated with the Company, and does not use or hold, and is not deemed to use or hold, the Common Shares in, or in the course of, carrying on a business in Canada (a "Holder"). This summary does not apply to a Holder that carries on an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and an understanding of the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) ("Tax Proposals") before the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policies, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder or prospective Holder are made. Prospective Holders should consult their own tax advisors with respect to an investment in the Common Shares having regard to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of Common Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited to a Holder by the Company on Common Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividends unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada - United States Tax Convention (1980), as amended, the rate of withholding tax on dividends paid or credited to a Holder who is a resident of the United States for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a "U.S. Holder") is 15% of the gross amount of the dividends (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of the Company's Common Shares). Holders should consult their own tax advisors to determine their entitlement to relief under any applicable income tax treaty.

Disposition of Common Shares

A Holder will not be subject to tax under the Tax Act in respect of a capital gain realized by the Holder on the disposition or deemed disposition of a Common Share and capital losses arising on a disposition or deemed disposition of a Common Share will not be recognized under the Tax Act, unless the Common Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Holder at the time of disposition and the Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Holder is resident.

Provided that the Common Shares are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the NYSE and the TSX) at the time of disposition or deemed disposition, Common Shares generally will not constitute "taxable Canadian property" of a Holder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions have been met concurrently: (a) one or any combination of (i) the Holder, (ii) persons with whom the Holder did not deal at arm's length for purposes of the Tax Act, or (iii) partnerships in which the Holder or persons described in (i) hold a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law or a right in, any such property, whether or not such property exists. Notwithstanding the foregoing, the Common Shares may also be deemed to be taxable Canadian property to a Holder for the purposes of the Tax Act in certain circumstances.

Holders who may hold Common Shares as "taxable Canadian property" should consult their own tax advisors.

F. Dividends and paying agents

The Company has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be kept as retained earnings to fund operations, used to undertake exploration and development programs on its mineral properties, and for the acquisition of additional mineral properties for the foreseeable future. Any future payment of dividends will depend, among other things, upon the Company's earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

G. Statement by experts

The carve out financial statements of the North American Division of Lithium Americas Corp. as at December 31, 2022, 2021 and 2020, and for each of the three years in the period ended December 31, 2022 and the financial statements of 1397468 B.C. Ltd. as of March 31, 2023 and for the period from incorporation on January 23, 2023 to March 31, 2023, in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is 1400 - 250 Howe Street, Vancouver, British Columbia, Canada V6C 3S7 (PCAOB ID #271).

Certain technical disclosure included in this registration statement was derived from the "Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA," effective December 31, 2022, filed as Exhibit 15.1 to this registration statement, prepared for LAC by M3 Engineering & Technology Corporation, EXP U.S. Services Inc., Process Engineering LLC, NewFields Mining Design & Technical Services, Wood Canada Limited, Piteau Associates, Sawtooth, a subsidiary of The North American Coal Corporation (NAC), which is a wholly-owned subsidiary of NACCO Industries, Inc. and Industrial TurnAround Corporation, each of which are independent companies and not associates or affiliates of LAC or any associated company of LAC.

H. Documents on display

When the SEC declares this registration statement effective, the Company will be subject to the informational requirements of the Exchange Act. In accordance with these requirements the Company will file reports and other information with the SEC. You may inspect and copy any report or document that the Company files, including this registration statement and the accompanying exhibits, at the SEC's public reference facilities located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330, and you may obtain copies at prescribed rates. The Company's SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov, as well as on the Company's website at www.lithiumamericas.com. Information on the Company's website does not constitute a part of this registration statement and is not incorporated by reference.

The Company will also provide without charge to each person, including any beneficial owner of the Company's Common Shares, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this registration statement. Please direct such requests to 1397468 B.C. Ltd., 300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5.

I. Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, and receivables. The Company's maximum exposure to credit risk for cash, cash equivalents, and receivables is the amount disclosed in the consolidated statements of financial position. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks with expected credit losses estimated to be de minimis.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, and receivables is nominal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. The Company prepares annual budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2022, the Company had a cash and cash equivalents balance of $0.6 million to settle current liabilities of $54.2 million (refer to Note 1 of the Company's carve out financial statements for the year ended December 31, 2022). As at March 31, 2022, the Company had a cash and cash equivalents balance of $308.5 million to settle current liabilities of $94.2 million (refer to Note 1 of the Company's carve out financial statements for the period ended March 31, 2023).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this item, including the audited carve-out financial statements for the years ended December 31, 2022, 2021 and 2022, the carve-out financial statements for the period ended March 31, 2023, the audited financial statements for the period from incorporation to March 31, 2023 and the pro forma financial statements for the period ended March 31, 2023, together with the reports of PricewaterhouseCoopers LLP, Chartered Professional Accountants, is set forth on pages F-1 through F-58 and are filed as part of this registration statement.

ITEM 19. EXHIBITS

Description
1.1	Articles of the Company
4.1#	Master Purchase Agreement dated January 30, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
4.2#	Investor Rights Agreement dated February 16, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
4.3	Amended and Restated Arrangement Agreement dated June 14, 2023 between Lithium Americas Corp. and the Company
4.4	Form of Lock-Up Agreement to be entered into among Lithium Americas Corp., the Company and GFL International Co., Limited
4.5	Form of Lithium Americas Corp. Equity Incentive Plan of the Company
4.6#	Form of Tax Indemnity and Cooperation Agreement to be entered into between Lithium Argentina and the Company
4.7	Form of New LAC Tranche 2 Subscription Agreement (incorporated by reference to Schedule E to Exhibit 99.1 to the Current Report on Form 6-K filed by Lithium Americas Corp. on February 17, 2023)
8.1	List of Subsidiaries
15.1	Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA, effective December 31, 2022
15.2	Consent of M3 Engineering & Technology Corporation
15.3	Consent of Sawtooth Mining LLC
15.4	Consent of Process Engineering, LLC
15.5	Consent of Wood Canada Limited
15.6	Consent of EXP U.S. Services Inc.
15.7	Consent of NewFields Mining Design & Technical Services
15.8	Consent of Piteau Associates
15.9	Consent of Industrial TurnAround Corporation
15.10	Consent of PricewaterhouseCoopers LLP

# Portions of this exhibit have been redacted in compliance with Regulation S-K Items 601(a)(5) and 601(b). The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

1397468 B.C. Ltd.

By: /s/ Alexi Zawadzki
Name: Alexi Zawadzki
Title: Vice President

Date: August 21, 2023

LAC NORTH AMERICA CARVE-OUT FINANCIAL STATEMENTS DECEMBER 31, 2022 (Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lithium Americas Corp.

Opinion on the Financial Statements

We have audited the accompanying carve-out statements of financial position of the North American Division of Lithium Americas Corp. (LAC North America) as of December 31, 2022 and 2021, and the related carve-out statements of comprehensive loss, changes in divisional equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the carve-out financial statements). In our opinion, the carve-out financial statements present fairly, in all material respects, the financial position of LAC North America as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These carve-out financial statements are the responsibility of LAC North America's management. Our responsibility is to express an opinion on LAC North America's carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LAC North America in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these carve-out financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

June 16, 2023

We have served as the LAC North America's auditor since 2022.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		December 31,	December 31,
	Note	2022	2021
		$	$
CURRENT ASSETS
Cash	4	636	933
Accounts Receivables		4	124
Prepaids		1,297	754
		1,937	1,811

NON-CURRENT ASSETS
Property, plant and equipment	7	3,936	3,294
Exploration and evaluation assets	8	9,514	5,747
Investment in Green Technology Metals	5	7,451	-
Investment in Ascend Elements	6	5,000	-
		25,901	9,041
TOTAL ASSETS		27,838	10,852

CURRENT LIABILITIES
Accounts payable and accrued liabilities		9,913	4,214
Current portion of long-term liabilities		724	303
Loans from Parent	9	43,572	-
		54,209	4,517
LONG-TERM LIABILITIES
Loans from Parent		-	40,000
Other liabilities	10	7,568	7,695
Reclamation and remediation costs		478	326
		8,046	48,021
TOTAL LIABILITIES		62,255	52,538

DIVISIONAL EQUITY
Net parent investment		226,009	150,942
Deficit		(260,426)	(192,628)
TOTAL DIVISIONAL EQUITY		(34,417)	(41,686)
TOTAL LIABILITIES AND DIVISIONAL EQUITY		27,838	10,852

Subsequent events (Note 18)

Approved for issuance on June 16, 2023

On behalf of the Board of Directors:

"Fabiana Chubbs"	"George Ireland"
Director	Director

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of US dollars)

		Years Ended December 31,
	Note	2022	2021	2020
		$	$	$
EXPENSES
Exploration expenditures
Engineering		27,928	23,009	9,426
Consulting, salaries and other compensation		13,195	9,192	5,278
Permitting, environmental and claim fees		3,285	2,391	2,081
Field supplies and other		1,592	942	408
Depreciation		1,520	658	483
Drilling and geological expenses		2,110	1,718	38
		49,630	37,910	17,714
General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation		5,166	3,577	4,109
Office and administration		1,790	1,291	708
Professional fees		3,426	1,205	537
Investor relations, regulatory fees and travel		845	512	305
		11,227	6,585	5,659
		60,857	44,495	23,373

OTHER ITEMS
Loss on change in fair value of Green Technology Metals' shares	5	2,564	-	-
Write off of non-Thacker Pass assets	8	353	-	-
Other (income)/loss		(15)	2	(1)
Finance cost		4,039	2,651	832
		6,941	2,653	831

NET LOSS BEFORE DISCONTINUED OPERATIONS		67,798	47,148	24,204

(Income)/loss from discontinued operations		-	(122)	1,013

NET LOSS		67,798	47,026	25,217

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF CHANGES IN DIVISIONAL EQUITY

(Expressed in thousands of US dollars)

	Net parent investment	Deficit	Divisional equity
	$	$	$
Balance, December 31, 2019	127,027	(120,385)	6,642
Net parent investment	5,865	-	5,865
Net loss	-	(25,217)	(25,217)
Balance, December 31, 2020	132,892	(145,602)	(12,710)
Net parent investment	18,050	-	18,050
Net loss	-	(47,026)	(47,026)
Balance, December 31, 2021	150,942	(192,628)	(41,686)
Net parent investment	75,067	-	75,067
Net loss	-	(67,798)	(67,798)
Balance, December 31, 2022	226,009	(260,426)	(34,417)

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

		Years Ended December 31,
	Note	2022	2021	2020
		$	$	$
OPERATING ACTIVITIES
Loss from continuing operations		(67,798)	(47,148)	(24,204)
(Income)/loss from discontinued operations		-	122	(1,013)
Net loss		(67,798)	(47,026)	(25,217)

Items not affecting cash and other items:
Equity compensation	11	2,355	1,797	1,617
Depreciation	7	1,520	658	483
Loss on change in fair value of Green Technology Metals shares	5	2,564	-	-
Other items		516	119	315

Changes in working capital items:
(Increase)/decrease in receivables, prepaids and deposits		(423)	(525)	175
Increase in accounts payable, accrued liabilities and other liabilities		9,271	2,551	2,033

Cash (used)/provided by discontinued operations		-	(511)	344

Net cash used in operating activities		(51,995)	(42,937)	(20,250)

INVESTING ACTIVITIES
Release of restricted cash		-	150	6
Investment in Green Technology Metals	5	(10,015)	-	-
Investment in Ascend Elements	6	(5,000)	-	-
Additions to property, plant and equipment		(1,505)	(529)	(177)
Additions to exploration and evaluation assets	8	(4,120)	(1,405)	(490)
Proceeds from sale of assets held for sale (discontinued operations)		-	4,034	-
Net cash (used)/provided by investing activities		(20,640)	2,250	(661)

FINANCING ACTIVITIES
Loan from Parent		-	23,512	13,492
Payment of interest on loan from parent		-	(3,017)	-
Net parent investment		72,712	20,115	5,678
Advance from mining contractor		-	-	2,000
Other		(374)	498	(182)

Net parent investment for the year in discontinued operations		-	-	217

Net cash provided by financing activities		72,338	41,108	21,205

CHANGE IN CASH		(297)	421	294

CASH - BEGINNING OF THE YEAR		933	512	218
CASH - END OF THE YEAR		636	933	512

1. BACKGROUND AND NATURE OF OPERATIONS

The North American Division of Lithium Americas Corp. ("LAC North America") represents those North American assets and investments owned directly and indirectly by Lithium Americas Corp. ("Lithium Americas," "LAC" or the "Parent") that are to be separated from the existing group and spun out to shareholders. As at December 31, 2022, LAC North America principally held the Thacker Pass project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada ("Thacker Pass"), which was in the exploration and evaluation stage. LAC North America also holds RheoMinerals Inc. ("RheoMinerals"), a wholly owned subsidiary of Lithium Nevada Corp. ("Lithium Nevada"), which operated a business that was wound down in early 2021 and is presented in these financial statements as discontinued operations.

On January 23, 2023, 1397468 B.C. Ltd. ("New LAC") was incorporated by Lithium Americas under the laws of British Columbia, as part of a reorganization of Lithium Americas which will result in the separation of Lithium Americas' North American and Argentina business units into two independent public companies (the "Separation") that include: (i) an Argentina focused lithium company owning Lithium Americas' current interest in its Argentine lithium assets, including the near-production Cauchari-Olaroz project, and (ii) a North America focused lithium company owning the Thacker Pass project and Lithium Americas' North American investments, which will be re-named "Lithium Americas Corp." upon completion of the Separation.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement to be entered into between Lithium Americas and New LAC ("Arrangement"). Under the Arrangement, Lithium Americas will, among other things, contribute its interest in the Thacker Pass project, Lithium Americas' North American investments in the shares of certain companies, certain intellectual property rights, its receivable or loan to LAC North America, and a certain amount of cash to New LAC and New LAC will distribute its common shares to shareholders of Lithium Americas in a series of share exchanges.

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE"), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE.

The carve-out financial statements have been prepared on a going concern basis, which assumes that LAC North America will be able to realize its assets and discharge its liabilities. LAC North America has incurred significant operating losses to date and has not generated significant revenues from operations and has relied on financing from the Parent to fund operations either through loans or equity. As at December 31, 2022, Lithium Americas had $352,102 in cash and cash equivalents and short-term bank deposits and upon closing of the Separation, LAC North America expects the Parent to transfer a portion of its cash balance to New LAC. In addition, on January 30, 2023, LAC North America entered into a purchase agreement with General Motors Holdings LLC ("GM") pursuant to which GM will make a $650,000 investment (the "Transaction"), the proceeds of which are a transaction of LAC North America and designated to be used for the construction and development of Thacker Pass. Financial advisory fees of approximately $24,000 will be payable upon completion of the GM investment tranches.

1. BACKGROUND AND NATURE OF OPERATIONS (continued)

The Transaction is comprised of two tranches, with the $320,148 first tranche investment ("Tranche 1 investment") in the form of GM's subscription for 15,002 subscription receipts of Lithium Americas, which were automatically converted into 15,002 units comprising an aggregate of 15,002 common shares and 11,891 warrants of Lithium Americas, having been completed on February 16, 2023 and the gross proceeds released from escrow, and the approximate $330,000 second tranche investment contemplated to be invested in LAC North America following the Separation.

In addition, LAC North America is advancing an application process under the U.S. Department of Energy Advanced Technology Vehicles Manufacturing Loan Program, which, if granted, would provide up to 75% of Thacker Pass' total capital costs for construction.

After receipt of these funds and cash transfers from the Parent, LAC North America expects to have sufficient financial resources to fund Thacker Pass expenditures and general and administrative expenditures for at least the next 12 months.

The Parent's, Division's and New LAC's head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

2. BASIS OF PREPARATION AND PRESENTATION

The accompanying carve-out financial statements have been prepared for the purpose of providing historical information of LAC North America. The carve-out financial statements are prepared based on International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"). Transactions and balances between LAC North America and Parent are reflected as related party transactions within these financial statements.

The accompanying carve-out financial statements include the assets, liabilities, and results of operations that are specifically identifiable to LAC North America. This includes relevant assets, liabilities and expenses of Thacker Pass, specified investments, as well as certain costs related to the management of LAC North America by Lithium Americas. Such costs have been allocated to LAC North America from the shared corporate expenses of Lithium Americas based on the estimated level of involvement of Lithium Americas management and employees with LAC North America. LAC North America has operated as a division of Lithium Americas and not as a stand-alone company. LAC North America receives service and support from Lithium Americas and is dependent upon Lithium Americas' ability to perform these services and support functions.

Allocated costs are primarily related to corporate administrative expenses and employment costs of Lithium Americas staff who provide services including accounting and finance, legal, information technology, human resources, marketing, investor relations, contract support, treasury, administrative and other corporate head office services.

Lithium Americas has centralized processes and systems for cash management, payroll, and purchasing, and manages a treasury function and keeps cash balances that are used to finance the activities of LAC North America through periodic cash calls. The results of the Parent's cash transactions on behalf of LAC North America are reflected either as loan from Parent within liabilities or as net parent investment within equity in the accompanying balance sheets based on whether the transactions were subject to the formal loan agreement with the Parent or related to amounts attributed to LAC North America from the activities of the Parent.

2. BASIS OF PREPARATION AND PRESENTATION (continued)

The net parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented. The loan balance will be contributed to the equity of New LAC at the time of closing the Arrangement.

Management believes the assumptions and allocations underlying the carve-out financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Lithium Americas to be a reasonable reflection of the utilization of services provided to or the benefit received by LAC North America during the periods presented relative to the total costs incurred by Lithium Americas.

However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had LAC North America been an entity that operated independently of Lithium Americas.

The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, cash management and financing obtained as a stand-alone company, or other factors.

Consequently, future results of operations, should LAC North America be separated from Lithium Americas, will include costs and expenses that may be materially different than the carve-out historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not necessarily indicative of the future results of operations, financial position, and cash flows of LAC North America.

Certain transactions of LAC North America have historically been included in tax returns filed by the Parent. The income tax amounts included in these financial statements have been calculated using the separate return method as if LAC North America had included such amounts in its own tax returns. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if LAC North America were a separate taxpayer from the Parent for the periods presented.

3. SIGNIFICANT ACCOUNTING POLICIES

LAC North America presents tax loss carry-forward amounts that have not been utilized by the Parent only to the extent such tax attributes could be claimed on a separate income tax return as opposed to a consolidated income tax return filing with its Parent.

These carve-out financial statements have been prepared on a historical cost basis except as disclosed in these accounting policies.

Significant areas where accounting policy judgment is applied:

Impairment of Exploration and Evaluation Assets

The application of LAC North America's accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including consideration of information such as the period for which LAC North America has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluating the results of exploration and evaluation activities up to the reporting date.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Management has performed an impairment indicator assessment on LAC North America's exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2022.

Key Sources of Estimation Uncertainty:

The preparation of these carve-out financial statements requires management to make assumptions, estimates, and judgments that affect the amounts reported in these financial statements and accompanying notes. The most significant areas requiring the use of management estimates and assumptions relate to the allocation of costs from Lithium Americas.

LAC North America bases its estimates on historical experience and various assumptions that are believed to be reasonable at the time the estimate was made. Accordingly, actual results may differ from amounts estimated in these financial statements and such differences could be material. The amounts presented in these financial statements are not necessarily indicative of the results that may be expected for future years.

Significant accounting policies

Principles of Consolidation

These carve-out financial statements include the accounts of LAC North America including the legal entities 1339480 B.C. LTD, Lithium Nevada, KV Project LLC, and RheoMinerals, being the entities over which LAC North America has control. All intercompany transactions and balances have been eliminated.

LAC North America controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to LAC North America.

Entities are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by LAC North America.

Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of LAC North America are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The carve-out financial statements are presented in US dollars. The functional currency of LAC North America is the US dollar.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognized in profit or loss.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash consists of cash held with banks and is subject to an insignificant risk of changes in value. Cash equivalents consist of highly liquid short-term investments which can be withdrawn at any time and are subject to an insignificant risk of changes in value.

Exploration and Evaluation Assets

Exploration expenditures excluding acquisition costs and claim maintenance costs are expensed until the establishment of technical feasibility and commercial viability. Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production.  After recognition, LAC North America uses the cost model for exploration and evaluation assets.

LAC North America assesses its exploration and evaluation assets for indications of impairment on each balance sheet date and when events and circumstances indicate a risk of impairment.  A property is written down or written off when LAC North America determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted. Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral property development costs.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by LAC North America, including appropriate borrowing costs and foreign exchange losses or gains on borrowings and related cash used to construct qualifying assets as defined under IFRS.

Capitalization of costs incurred ceases when the asset is capable of operating in the manner intended by management. LAC North America applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.  When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

  Process testing facility equipment included in "Equipment and machinery" - straight-line basis over the estimated useful life of 10 years;
  Right-of-use assets included in "Other" - straight-line basis over the shorter of the asset's useful life and the lease term; and
  Office equipment included in "Other" - declining balance method at 20% annual rate.

The assets' residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end.  The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. If an impairment indicator is identified, an impairment assessment is carried out.  If an impairment loss is identified, it is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  These are typically individual mines, plants or development projects.

Where the factors which resulted in an impairment loss subsequently reverse, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Non-current assets (or disposal groups) held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

Leases

At inception of a contract, LAC North America assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

LAC North America assesses whether the contract involves the use of an identified asset, whether LAC North America has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if LAC North America has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, LAC North America allocates the consideration in the contract to each lease component on the basis of their relative standalone prices. LAC North America leases offices, buildings, equipment and cars. Lease contracts entered into LAC North America are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by LAC North America. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

● fixed payments (including in-substance fixed payments), less any lease incentives receivable;

● variable lease payments that are based on an index or a rate;

● amounts expected to be payable by the lessee under residual value guarantees;

● the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

● payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Right-of-use assets are measured at cost comprising the following:

● the amount of the initial measurement of lease liability;

● any lease payments made on or before the commencement date less any lease incentives received;

● any initial direct costs; and

● restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Financial Instruments

Financial assets and liabilities are recognized when LAC North America becomes a party to the contractual provisions of the instrument.

On initial recognition, financial assets are classified as and measured at: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI") according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, financial liabilities are classified as and measured at: amortized cost or FVTPL. LAC North Americas' investments in equity instruments are classified as FVTPL. Investments in equity instruments are held for strategic purposes and classified as long-term.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest; LAC North America's intent is to hold these financial assets in order to collect contractual cash flows; and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and LAC North America has transferred substantially all risks and rewards of ownership.

Provisions

Provisions are recognized when LAC North America has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Close down and restoration costs include dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas.  Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, based on the net present value of estimated future costs.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The cost estimates are updated during the life of the operation to reflect known development, such as revisions to cost estimates and to the estimated lives of the operation and are subject to formal reviews at regular intervals.  The initial closure provision together with changes resulting from changes in estimated cash flows or discount rates are capitalized within capital assets.  These costs are then depreciated over the lives of the asset to which they relate, typically using the units of production method.  The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to the statement of comprehensive (loss)/income as a financing cost.  Provision is made for the estimated present value of the costs of environmental cleanup obligations outstanding at the statement of financial position date.

Income Taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity.  Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting or taxable loss, unless arising in a business combination, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that LAC North America does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Equity-Based Compensation

LAC North America does not have its own equity incentive plan, however employees of LAC North America participate in the Lithium Americas plan.

The Lithium Americas equity incentive plan allows the grant of stock options, restricted share units, performance share units and deferred share units. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The fair value of each tranche is measured at the date of grant using an appropriate pricing model, including the Black-Scholes option model for pricing options and the Monte Carlo simulation methodology for pricing performance share units.  Compensation expense is recognized over the tranche's vesting period based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually and changes due to expected forfeitures being recognized immediately.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

New IFRS Pronouncements

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on LAC North America's financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. These amendments are not expected to have a material effect on LAC North America's financial statements.

4. CASH

	December 31, 2022	December 31, 2021
	$	$
Cash	636	933
	636	933

5. INVESTMENT IN GREEN TECHNOLOGY METALS

On April 28, 2022, LAC North America entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1) ("Green Technology Metals"), a North American focused lithium exploration and development company with hard rock spodumene assets in north-western Ontario, Canada, in a private placement for total consideration of $10,000.

As at December 31, 2022, LAC North America holds approximately 13,301 common shares of Green Technology Metals with a fair value of $7,451 determined based on the market price of Green Technology Metals' shares as of such date. A loss on change in fair value of Green Technology Metals Shares of $2,564 was recognized in the statements of comprehensive loss for the year ended December 31, 2022.

6. INVESTMENT IN ASCEND ELEMENTS

On July 18, 2022, LAC North America made a $5,000 investment in Ascend Elements, Inc. ("Ascend Elements"), a private US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares. Holders of these shares have a right to a dividend at a rate of 8% per annum of the issue price (only if and when declared by the board of Ascend Elements), preferential rights upon liquidation, a right to convert preferred shares to common shares and other customary preferences.

As at December 31, 2022, LAC North America holds approximately 806 series C-1 preferred shares of Ascend Elements with an estimated fair value of $5,000.

7. PROPERTY, PLANT AND EQUIPMENT

	Equipment and machinery	Other[1]	Total
	$	$	$
Cost
As at December 31, 2020	1,198	1,014	2,212
Additions	119	2,778	2,897
Disposals	-	(452)	(452)
As at December 31, 2021	1,317	3,340	4,657
Additions	1,265	897	2,162
As at December 31, 2022	2,582	4,237	6,819

	Equipment and machinery	Other[1]	Total
	$	$	$
Accumulated depreciation
As at December 31, 2020	471	566	1,037
Depreciation for the year	343	315	658
Disposals	-	(332)	(332)
As at December 31, 2021	814	549	1,363
Depreciation for the year	748	772	1,520
As at December 31, 2022	1,562	1,321	2,883

	Equipment and machinery	Other[1]	Total
	$	$	$
Net book value
As at December 31, 2020	727	448	1,175
As at December 31, 2021	503	2,791	3,294
As at December 31, 2022	1,020	2,916	3,936

1 The "Other" category includes right of use assets with a cost of $3,025 and $811 of accumulated depreciation as at December 31, 2022.

8. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets relating to the Thacker Pass project and other projects were as follows:

$
Exploration and evaluation assets, as at December 31, 2020	4,342
Additions	1,405
Exploration and evaluation assets, as at December 31, 2021	5,747
Additions	4,120
Write offs of non-Thacker Pass assets	(353)
Exploration and evaluation assets, as at December 31, 2022	9,514

LAC North America has certain commitments for royalty and other payments to be made on the Thacker Pass project as set out below. These amounts will only be payable if LAC North America continues to hold the subject claims in the future and the royalties will only be incurred if LAC North America starts production from the Thacker Pass project.

● 20% royalty on revenue solely in respect of uranium;

● 8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. LAC North America has the option at any time to reduce the royalty to 1.75% upon payment of $22,000; and

● Option payment of $138 was paid in 2022 and $2,888 is payable in 2023 to purchase water rights.

9. LOAN FROM PARENT

	December 31, 2022	December 31, 2021
	$	$
Loan from Parent
Loan from Parent	43,572	40,000
	43,572	40,000

LAC North America entered into a line of credit agreement with Lithium Americas dated effective January 1, 2020, for funding of Thacker Pass project expenditures.

The line of credit is for $40,000 in total and each drawdown has a maturity of December 31, 2023, and an interest rate of 9% per annum. As at December 31, 2022, LAC North America had drawn $40,000 from the loan from Parent and had unpaid accrued interest of $3,572.

10. OTHER LIABILITIES

	December 31, 2022	December 31, 2021
	$	$
Other liabilities
Lease liabilities	1,618	1,755
Mining contractor liability	5,950	5,940
	7,568	7,695

10. OTHER LIABILITIES (continued)

During Q2 2019, LAC North America entered into a mining design, consulting and mining operations agreement with a mining contractor for its Thacker Pass project. In accordance with the agreement, LAC North America received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, with $1,500 received in 2019 and $2,000 received in 2020. These amounts are included in the mining contractor liability balance.

LAC North America will pay a success fee to the mining contractor of $4,650 payable upon achieving commercial mining milestones or repay $3,500 without interest if a final project construction decision is not made by 2024.

The mining contractor has also been providing mining design and consulting services, which are accrued and included in the mining contractor liability and are payable on or before the earlier of December 31, 2024 or 90 days after the start of production at the Thacker Pass project.

11. EQUITY COMPENSATION

Equity Incentive Plan

LAC North America's employees participate in Lithium Americas' equity incentive plan ("Plan") in accordance with the policies of the Toronto Stock Exchange whereby, from time to time, at the discretion of the Lithium Americas' Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase Lithium Americas common shares ("Stock Options"); and (2) awarded deferred share units ("DSUs"), restricted share units ("RSUs") and performance share units ("PSUs") that, subject to a recipient's deferral right in accordance with the Income Tax Act (Canada), convert automatically into Lithium Americas' common shares upon vesting.

The exercise price of each stock option is based on the fair market price of Lithium Americas common shares at the time of grant. Stock options are granted for a maximum term of five years.

Restricted Share Units

During the year ended December 31, 2022, Lithium Americas granted 101 (2021 - 91; 2020 - 232) RSUs to Lithium Nevada employees and consultants.

The total estimated fair value of the RSUs was $2,421 (2021 - $1,252; 2020 - $830) based on the market value of Lithium Americas' shares on the grant date. As at December 31, 2022, there was $1,326 (2021 - $712; 2020 - $396) of total unamortized compensation cost relating to unvested RSUs.

During the year ended December 31, 2022, stock-based compensation expense related to RSUs of $2,146 was charged to operating expenses (2021 - $1,473; 2020 - $1,261).

11. EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

	Number of RSUs	Weighted average FMV price per share, (US$)
Balance, RSUs outstanding as at December 31, 2019	288	3.39
Converted into shares	(204)	(3.02)
Granted	232	3.40
Forfeited	(22)	(3.11)
Balance, RSUs outstanding as at December 31, 2020	294	3.74
Converted into shares	(75)	(8.00)
Granted	91	14.34
Balance, RSUs outstanding as at December 31, 2021	310	6.02
Converted into shares	(80)	(12.56)
Granted	101	23.95
Forfeited	(1)	(12.91)
Balance, RSUs outstanding as at December 31, 2022	330	9.90

Stock Options

No stock options were granted by Lithium Americas to Lithium Nevada employees during the years ended December 31, 2022, 2021 and 2020. Stock options outstanding and exercisable held by Lithium Nevada employees as at December 31, 2022 are as follows:

Range of Exercise Prices CDN$	Number outstanding and exercisable as at December 31, 2022	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CDN$

$8.05 - $11.07	120	0.0	8.30
	120	0.0	8.30

A summary of changes to outstanding stock options is as follows:

	Number of Options	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2019	470	7.31
Exercised	(65)	(9.54)
Balance, stock options outstanding as at December 31, 2020	405	7.05
Exercised	(65)	(5.71)
Balance, stock options outstanding as at December 31, 2021	340	7.30
Exercised	(220)	(6.76)
Balance, stock options outstanding as at December 31, 2022	120	8.30

11. EQUITY COMPENSATION (continued)

The weighted average Lithium Americas share price at the time of exercise of options during the year ended December 31, 2022, was CDN$40.00 (2021 - CDN$19.80; 2020 - CDN$12.96).

During the year ended December 31, 2022, stock-based compensation expense related to stock options of $Nil was charged to operating expenses (2021 - $Nil; 2020 - $Nil).

Performance Share Units

5 PSUs were granted by Lithium Americas to Lithium Nevada employees during the year ended December 31, 2022 (2021 - 12; 2020 - none). As at December 31, 2022, there was $206 of total unamortized compensation cost relating to unvested PSUs (2021 - $190; 2020 - $254).

During the year ended December 31, 2022, equity compensation expense related to PSUs of $209 was charged to operating expenses (2021 - $324; 2020 - $356). A summary of changes to the number of outstanding PSUs is as follows:

	Number of PSUs	Weighted average FMV price per share, (US$)
Balance, PSUs outstanding as at December 31, 2019	176	6.49
Forfeited	(11)	(6.52)
Balance, PSUs outstanding as at December 31, 2020	165	6.11
Granted	12	19.72
Forfeited	(64)	(6.52)
Balance, PSUs outstanding as at December 31, 2021	113	7.31
Granted	5	41.99
Balance, PSUs outstanding as at December 31, 2022	118	8.79

12. RELATED PARTY TRANSACTIONS

LAC North America entered into the following transactions with related parties:

Funding from Parent company

As described in Note 2, LAC North America is funded via a loan from Lithium Americas (recorded within liabilities (Note 9)) or capital contributions (recorded within net parent investment in equity). The net parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented.

Allocation of Parent company costs

Certain costs related to LAC North America incurred by the Parent, Lithium Americas, are allocated to LAC North America and presented as general and administrative expenditures in the carve-out statement of comprehensive loss (Note 2).

13. SEGMENTED INFORMATION

LAC North America operates in one operating segment and one geographical area. Thacker Pass was in the exploration and evaluation stage for the financial reporting periods presented herein. Substantially all the assets and the liabilities of LAC North America relate to Thacker Pass.

14. DISCONTINUED OPERATION

In 2019, Lithium Americas made the strategic decision to wind-up the organoclay business in an orderly fashion, including divesting of its assets. The organoclay business was non-core to the Parent's portfolio of lithium projects. Organoclay property, plant and equipment were classified as assets held for sale as at December 31, 2020 and were recognized at the lower of its carrying value and fair value less cost to sell within the Carve-out Statements of Financial Position. On January 13, 2021, the Parent completed the sale of the organoclay property, plant and equipment for gross proceeds of $4,250.

The results from operations for the organoclay business have been presented as discontinued operations within the Carve-out Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows.

	Years ended December 31,
	2022	2021	2020
	$	$	$
ORGANOCLAY SALES	-	18	670
COST OF SALES
Production costs	-	(42)	(1,277)
Depreciation	-	-	(33)
Total cost of sales	-	(42)	(1,310)
GROSS LOSS	-	(24)	(640)

EXPENSES
Assets write off	-	-	(11)
General, administrative, and other	-	(37)	(443)
	-	(37)	(454)

Other Income	-	25	81
Gain on Sale of Assets	-	158	-

NET INCOME FROM DISCONTINUED OPERATIONS	-	122	(1,013)

Net cash inflow from discontinued operations	-	3,523	561

Cash inflows from discontinued operations are separately disclosed and included in cash flow from operating, investing, and financing activities within the Carve-out Statements of Cash Flows.

15. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with reported taxes is as follows:

	For the years ended December 31,
	2022	2021	2020
	$	$	$

Loss from continuing operations before tax	67,798	47,148	24,204
(Gain)/Loss from discontinued operations	-	(122)	1,013
	67,798	47,026	25,217

Statutory tax rate	27%	27%	27%

Expected income recovery at statutory tax rate	18,305	12,697	6,809

Effect of lower tax rate in foreign jurisdiction	(3,241)	(2,417)	(1,187)
Change in unrecognized deferred tax assets and other	(15,064)	(10,280)	(5,622)
Tax expense	-	-	-

The significant components of LAC North America's deferred tax assets and liabilities are as follows:

	As at December 31
	2022	2021	2020
	$	$	$
Deferred tax assets:
Tax loss carryforwards	40,196	30,695	17,436
Exploration and evaluation assets	3,602	1,173	584
Capital assets	536	-	1,274
Investment in Green Technology Metals	346	-	-
Other	100	109	68
Deferred tax assets	44,780	31,977	19,362

Deferred tax liabilities:
Other	(4,845)	-	(45)
Deferred tax liabilities	(4,845)	-	(45)

Unrecognized deferred tax assets	39,935	31,977	19,317

LAC North America has non-capital loss carryforwards in the US of approximately $192,000 (2021 - $146,000; 2020 - $85,000) some of which expire in 2029 and some of which have no fixed date of expiry and are available to reduce taxable income. The resulting US deferred tax assets have not been recognized as it is not yet probable that LAC North America will generate future taxable income.

LAC North America has also generated Canadian tax loss carryforwards as a result of applying the separate return method to the tax effects of costs allocated by the Parent to LAC North America. The resulting Canadian deferred tax assets have not been recognized as it is not probable LAC North America will generate future Canadian taxable profit against which the loss carryforwards can be used.

16. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the carve-out statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Common shares and, preferred shares acquired as part of the Green Technology Metals and Ascend Elements investments respectively are measured at fair value on the statement of financial position on a recurring basis.

Cash, receivables, and loans from Parent are measured at amortized cost on the carve-out statement of financial position. As at December 31, 2022, the fair value of financial instruments measured at amortized cost approximates their carrying value. Green Technology Metals shares are classified at level 1 of the fair value hierarchy and Ascend Elements preference shares are classified at level 3 of the fair value hierarchy (refer to Note 5 and 6 respectively).

LAC North America manages risks to minimize potential losses. The main objective of LAC North America's risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks which impact LAC North America's financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. Financial instruments that potentially subject LAC North America to a concentration of credit risk consist primarily of cash and receivables. LAC North America's maximum exposure to credit risk for cash and receivables is the amount disclosed in the consolidated statements of financial position. LAC North America limits its exposure to credit loss by placing its cash with US chartered banks with expected credit losses estimated to be de minimis.

Liquidity Risk

Liquidity risk is the risk that LAC North America will not be able to meet its financial obligations as they fall due.  LAC North America's approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash to meet its liquidity requirements in the short and long term. LAC North America prepares annual budgets, which are regularly monitored and updated as considered necessary. As at December 31, 2022, LAC North America had a cash balance of $636 to settle current liabilities of $54,209 (Note 1).

17.  CAPITAL DISCLOSURE

LAC North America's objectives when managing capital are to safeguard LAC North America's ability to continue as a going concern to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure.

17.  CAPITAL DISCLOSURE (continued)

The capital structure of LAC North America consists of net investment of Parent and loan from Parent. LAC North America manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Pursuant to the Arrangement, the Parent will contribute the loan from Parent to New LAC upon consummation of the Separation.

To carry out the planned exploration and development of its projects and pay for corporate and administrative costs, LAC North America will spend its existing working capital and raise additional amounts as needed and if available.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of LAC North America, is reasonable. There were no changes in LAC North America's approach to capital management during the year ended December 31, 2022.

18.  SUBSEQUENT EVENTS

a) On January 30, 2023, LAC North America entered into an agreement with GM, pursuant to which GM will make a $650,000 equity investment in two tranches. The proceeds from the Transaction are to be used for the development and construction of Thacker Pass. The investment from GM will support LAC North America in creating the foundation for an independent U.S. business focused on Thacker Pass and a North American lithium supply chain. On February 16, 2023, the Tranche 1 investment of $320,148 closed, following GM's purchase of 15,002 common shares of LAC at $21.34 per share. Upon funding of the first investment tranche, an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the "Offtake Agreement") and an investor rights agreement (the "Investor Rights Agreement") were entered into with GM. The net proceeds of the Tranche 1 investment, to the extent such proceeds remained unspent, will be allocated to LAC North America upon Separation.

LAC North America expects to close the second and final tranche following Lithium Americas' contemplated separation of its U.S. and Argentine businesses in the second half of 2023 and the satisfaction of certain conditions precedent to closing including the condition that LAC North America secures sufficient funding to complete the development of Phase 1 for Thacker Pass. Financial advisory fees of approximately $24,000 will be payable upon completion of the GM investment tranches.

b) On March 2, 2023, LAC North America announced the commencement of construction at the Thacker Pass Project, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure, following the receipt of notice to proceed from the BLM.

c) On May 15, 2023, LAC's board of directors unanimously approved the execution of an arrangement agreement providing for the reorganization of LAC that will result in the separation of its North American and Argentine business units into two independent public companies. Completion of the Separation is subject to customary conditions and approvals, including the receipt of the Canada Revenue Agency ruling, all required third party approvals, court, tax, stock exchange (including the listing of New LAC's common shares on the TSX and the NYSE) and regulatory approvals and shareholder approval.

LAC NORTH AMERICA CARVE-OUT INTERIM FINANCIAL STATEMENTS MARCH 31, 2023

(Expressed in US Dollars)

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		March 31,	December 31,
	Note	2023	2022
		$	$
CURRENT ASSETS
Cash and cash equivalents	4	308,537	636
Accounts Receivables		38	4
Prepaids		2,152	1,297
		310,727	1,937

NON-CURRENT ASSETS
Property, plant and equipment	7	29,400	3,936
Exploration and evaluation assets	8	-	9,514
Investment in Green Technology Metals	5	6,637	7,451
Investment in Ascend Elements	6	5,000	5,000
		41,037	25,901
TOTAL ASSETS		351,764	27,838

CURRENT LIABILITIES
Accounts payable and accrued liabilities		24,896	9,913
Current portion of long-term liabilities		736	724
GM transaction derivative liability	9	24,134	-
Loan from Parent	10	44,458	43,572
		94,224	54,209
LONG-TERM LIABILITIES
Other liabilities	11	4,974	7,568
Reclamation and remediation costs		478	478
		5,452	8,046
TOTAL LIABILITIES		99,676	62,255

DIVISIONAL EQUITY
Net parent investment		514,231	226,009
Deficit		(262,143)	(260,426)
TOTAL DIVISIONAL EQUITY		252,088	(34,417)
TOTAL LIABILITIES AND DIVISIONAL EQUITY		351,764	27,838

Subsequent event (Note 16)

On behalf of the Board of Directors:

"Fabiana Chubbs"	"George Ireland"
Director	Director

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars)

		Three Months Ended March 31,
		2023	2022
	Note	$	$
EXPENSES
Exploration expenditures
Engineering		782	5,788
Consulting, salaries and other compensation		2,503	2,300
Permitting, environmental and claim fees		268	763
Field supplies and other		14	269
Depreciation		196	175
Drilling and geological expenses		98	322
		3,861	9,617
General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation		1,011	961
Office and administration		370	369
Professional fees		57	349
Investor relations, regulatory fees and travel		275	139
		1,713	1,818
		5,574	11,435

OTHER ITEMS
Transaction costs		4,028	-
Gain on change in fair value of GM transaction derivative liability	9	(9,060)	-
Loss on change in fair value of Green Technology Metals' shares	5	814	-
Finance cost		370	996
Finance income		(9)	(40)
		(3,857)	956

NET LOSS		1,717	12,391

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF CHANGES IN DIVISIONAL EQUITY

(Unaudited)

(Expressed in thousands of US dollars)

	Net parent investment	Deficit	Divisional equity
	$	$	$
Balance, December 31, 2021	150,942	(192,628)	(41,686)
Net parent investment	15,672	-	15,672
Net loss	-	(12,391)	(12,391)
Balance, March 31, 2022	166,614	(205,019)	(38,405)

Balance, December 31, 2022	226,009	(260,426)	(34,417)
Net parent investment	288,222	-	288,222
Net loss	-	(1,717)	(1,717)
Balance, March 31, 2023	514,231	(262,143)	252,088

LAC NORTH AMERICA

CARVE-OUT STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

		Three Months Ended March 31,
	Note	2023	2022
		$	$
OPERATING ACTIVITIES
Net loss		(1,717)	(12,391)

Items not affecting cash and other items:
Equity compensation	12	97	300
Depreciation		196	317
Loss on change in fair value of Green Technology Metals shares	5	814	-
Gain on change in fair value of GM transaction derivative liability	9	(9,060)	19

Changes in working capital items:
Decrease in receivables, prepaids and deposits		(85)	(1,207)
Decrease in accounts payable, accrued liabilities and other liabilities		(8,658)	455
Net cash used in operating activities		(18,413)	(12,507)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(9,870)	(524)
Additions to exploration and evaluation assets		-	(131)
Net cash used in investing activities		(9,870)	(655)

FINANCING ACTIVITIES
Net parent investment - capital contributions		16,388	14,504
Net parent investment - gross proceeds from GM transaction		320,148	-
Payment of expenses related to the GM transaction		(173)	-
Lease payments		(179)	(62)
Net cash provided by financing activities		336,184	14,442

CHANGE IN CASH AND CASH EQUIVALENTS		307,901	1,280

CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		636	933
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		308,537	2,213

1. BACKGROUND AND NATURE OF OPERATIONS

The North American Division of Lithium Americas Corp. ("LAC North America") represents those North American assets and investments owned directly and indirectly by Lithium Americas Corp. ("Lithium Americas," "LAC" or the "Parent") that are to be separated from the existing group and spun out to shareholders. As at March 31, 2023, LAC North America principally held the Thacker Pass project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada ("Thacker Pass"), which is in the development stage.

On January 23, 2023, 1397468 B.C. Ltd. ("New LAC") was incorporated by Lithium Americas under the laws of British Columbia, as part of a reorganization of Lithium Americas which will result in the separation of Lithium Americas' North American and Argentina business units into two independent public companies (the "Separation") that include: (i) an Argentina focused lithium company owning Lithium Americas' current interest in its Argentine lithium assets, including the Cauchari-Olaroz project, which recently achieved first lithium production and continues to move towards full production, and (ii) a North America focused lithium company owning Thacker Pass and Lithium Americas' North American investments, which will be re-named "Lithium Americas Corp." upon completion of the Separation.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement to be entered into between Lithium Americas and New LAC ("Arrangement"). Under the Arrangement, Lithium Americas will, among other things, contribute its interest in Thacker Pass, Lithium Americas' North American investments in the shares of certain companies, certain intellectual property rights, its receivable or loan to LAC North America, the remaining proceeds of an equity investment by General Motors Holdings LLC ("General Motors" or "GM") designated to be spent on Thacker Pass and a sufficient amount of cash to establish working capital at New LAC. Upon completion of the Arrangement, New LAC's common shares will be held directly by shareholders of Lithium Americas, accomplished through a series of share exchanges.

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE"), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE.

On January 30, 2023, LAC North America entered into a purchase agreement with General Motors pursuant to which GM has agreed to make a $650,000 investment (the "Transaction"), the proceeds of which are to be used for the construction and development of Thacker Pass. The Transaction is comprised of two tranches, with the $320,148 first tranche investment ("Tranche 1 Investment") in the form of GM's subscription for 15,002 subscription receipts of Lithium Americas, which were automatically converted into 15,002 units comprising an aggregate of 15,002 common shares and 11,891 warrants of Lithium Americas, having been completed on February 16, 2023 and the gross proceeds released from escrow.

Pursuant to agreements with GM, the warrant and second tranche subscription agreement (related to the anticipated second tranche investment of approximately $330,000 by GM) between GM and LAC will be terminated and replaced by corresponding agreements between GM and New LAC (Note 9) such that the proceeds will be received by LAC North America.

1.  BACKGROUND AND NATURE OF OPERATIONS (continued)

In addition, LAC North America is advancing an application process under the U.S. Department of Energy Advanced Technology Vehicles Manufacturing Loan Program, which, if granted, would provide up to 75% of Thacker Pass' total capital costs for construction.

The Parent's, Division's and New LAC's head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

2. BASIS OF PREPARATION AND PRESENTATION

The accompanying carve-out interim financial statements have been prepared for the purpose of providing historical information of LAC North America. The carve-out interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. These carve-out interim financial statements should be read in conjunction with LAC North Americas carve-out annual financial statements for the year ended December 31, 2022 ("2022 Carve-out Financials"), which have been prepared in accordance with IFRS. Transactions and balances between LAC North America and Parent are reflected as related party transactions within these financial statements.

The accompanying carve-out interim financial statements include the assets, liabilities, and results of operations that are specifically identifiable to LAC North America. This includes relevant assets, liabilities and expenses Thacker Pass, specified investments, transactions and balances arising from the GM funding, as well as certain costs related to the management of LAC North America by Lithium Americas. Such costs have been allocated to LAC North America from the shared corporate expenses of Lithium Americas based on the estimated level of involvement of Lithium Americas management and employees with LAC North America. LAC North America has operated as a division of Lithium Americas and not as a stand-alone company. LAC North America receives services and support from Lithium Americas and is dependent upon Lithium Americas' ability to perform these services and support functions.

Allocated costs are primarily related to corporate administrative expenses and employment costs of Lithium Americas staff who provide services including accounting and finance, legal, information technology, human resources, marketing, investor relations, contract support, treasury, administrative and other corporate head office services.

Lithium Americas has centralized processes and systems for cash management, payroll, and purchasing, and manages a treasury function and keeps cash balances that are used to finance the activities of LAC North America through periodic cash calls. The results of the Parent's cash transactions on behalf of LAC North America are reflected either as loan from Parent within liabilities or as net Parent investment within equity in the accompanying balance sheets based on whether the transactions were subject to the formal loan agreement with the Parent or related to amounts attributed to LAC North America from the activities of the Parent.

The net parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented. The loan from Parent balance will be contributed to the equity of New LAC at the time of closing the Arrangement.

2. BASIS OF PREPARATION AND PRESENTATION (continued)

Management believes the assumptions and allocations underlying the carve-out interim financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Lithium Americas to be a reasonable reflection of the utilization of services provided to or the benefit received by LAC North America during the periods presented relative to the total costs incurred by Lithium Americas. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had LAC North America been an entity that operated independently of Lithium Americas.

The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, cash management and financing obtained as a stand-alone company, or other factors.

Consequently, future results of operations, should LAC North America be separated from Lithium Americas, will include costs and expenses that may be materially different than the carve-out historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not necessarily indicative of the future results of operations, financial position, and cash flows of LAC North America.

Certain transactions of LAC North America have historically been included in tax returns filed by the Parent. The income tax amounts included in these financial statements have been calculated using the separate return method as if LAC North America had included such amounts in its own tax returns. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if LAC North America were a separate taxpayer from the Parent for the periods presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of these carve-out interim financial statements requires management to make assumptions, estimates, and judgments that affect the amounts reported in these financial statements and accompanying notes. LAC North America bases its estimates on historical experience and various assumptions that are believed to be reasonable at the time the estimate was made. Accordingly, actual results may differ from amounts estimated in these financial statements and such differences could be material. The amounts presented in these financial statements are not necessarily indicative of the results that may be expected for future years.

The nature and number of significant estimates and judgments made by management in applying the accounting policies and the key sources of estimation uncertainty are substantially the same as those that management applied to the 2022 Carve-out Financials, except as described below.

Estimation Uncertainty and Accounting policy judgments

Accounting for the Agreements with General Motors

LAC North America's accounting for the agreements with General Motors involved judgment, specifically in its assumption that its shareholders will approve an increase to GM's shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM's agreement; that in LAC North America's determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM (Note 9).

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using Monte Carlo simulation that required significant assumptions, including expected volatility of LAC's share price.

Commencement of Development of Thacker Pass

LAC North America determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of an independent National Instrument 43-101 feasibility study (the "Thacker Pass Feasibility Study") on January 31, 2023, the receipt of the favorable ruling from the US District Court, District of Nevada ("Federal Court") for the issuance of the Record of Decision ("ROD"), and the receipt of notice to proceed from the Bureau of Land Management ("BLM") on February 7, 2023.  LAC North America entered into an engineering, procurement and construction management ("EPCM") agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the capitalized costs of Thacker Pass from exploration and evaluation assets were transferred to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, LAC North America completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs is calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

New IFRS Pronouncements

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants.

These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on these carve-out interim financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023. These amendments did not impact these carve-out interim financial statements.

4. CASH AND CASH EQUIVALENTS

	March 31, 2023	December 31, 2022
	$	$
Cash and cash equivalents	308,537	636
	308,537	636

Cash and cash equivalents include the remaining net proceeds of the Tranche 1 Investment.

5. INVESTMENT IN GREEN TECHNOLOGY METALS

On April 28, 2022, LAC North America entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1) ("Green Technology Metals"), a North American focused lithium exploration and development company with hard rock spodumene assets in north-western Ontario, Canada, in a private placement for total consideration of $10,000.

As at March 31, 2023, LAC North America holds approximately 13,301 common shares of Green Technology Metals with a fair value of $6,637 determined based on the market price of Green Technology Metals' shares as of such date. A loss on change in fair value of Green Technology Metals Shares of $814 was recognized in the statements of comprehensive loss for the three months ended March 31, 2023.

6. INVESTMENT IN ASCEND ELEMENTS

On July 18, 2022, LAC North America made a $5,000 investment in Ascend Elements, Inc. ("Ascend Elements"), a private US based lithium-ion battery recycling and engineered material company, by way of a subscription for Series C-1 preferred shares. Holders of these shares have a right to a dividend at a rate of 8% per annum of the issue price (only if and when declared by the board of Ascend Elements), preferential rights upon liquidation, a right to convert preferred shares to common shares and other customary preferences.

As at March 31, 2023, LAC North America holds approximately 806 series C-1 preferred shares of Ascend Elements with an estimated fair value of $5,000.

7. PROPERTY, PLANT AND EQUIPMENT

	Thacker Pass Project	Equipment and machinery	Other[1]	Total
	$	$	$	$
Cost
As at December 31, 2021	-	1,317	3,340	4,657
Additions	-	1,265	897	2,162
As at December 31, 2022	-	2,582	4,237	6,819
Transfers from E&E (Note 8)	9,514	-	-	9,514
Additions	16,168	16	124	16,308
As at March 31, 2023	25,682	2,598	4,361	32,641

	Thacker Pass Project	Equipment and machinery	Other[1]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2021	-	814	549	1,363
Depreciation for the year	-	748	772	1,520
As at December 31, 2022	-	1,562	1,321	2,883
Depreciation for the period	-	145	213	358
As at March 31, 2023	-	1,707	1,534	3,241

	Thacker Pass Project	Equipment and machinery	Other[1]	Total
		$	$	$
Net book value
As at December 31, 2021	-	503	2,791	3,294
As at December 31, 2022	-	1,020	2,916	3,936
As at March 31, 2023	25,682	891	2,827	29,400

1 The "Other" category includes right of use assets with a cost of $3,025 and $997 of accumulated depreciation as at March 31, 2023.

8. EXPLORATION AND EVALUATION ASSETS

Exploration and evaluation assets relating to Thacker Pass and other projects were as follows:

$
Exploration and evaluation assets, as at December 31, 2021	5,747
Additions	4,120
Write off of non-Thacker Pass assets	(353)
Exploration and evaluation assets, as at December 31, 2022	9,514
Additions	-
Transfers to PP&E (Note 7)	(9,514)
Total exploration and evaluation assets, as at March 31, 2023	-

8. EXPLORATION AND EVALUATION ASSETS (continued)

Upon commencement of development of Thacker Pass, the capitalized costs of Thacker Pass from exploration and evaluation assets were transferred to property, plant and equipment and LAC North America began to capitalize development costs starting February 1, 2023 (Note 3).

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, LAC North America completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

LAC North America has certain commitments for royalty and other payments to be made on Thacker Pass as set out below. These amounts will only be payable if LAC North America continues to hold the subject claims in the future and the royalties will only be incurred if LAC North America starts production from Thacker Pass.

  20% royalty on revenue solely in respect of uranium;
  8% gross revenue royalty on all claims up to a cumulative payment of $22,000. The royalty will then be reduced to 4% for the life of the project. LAC North America has the option at any time to reduce the royalty to 1.75% upon payment of $22,000; and
  Option payment of $2,888 is payable in 2023 to purchase water rights.

9. AGREEMENTS WITH GENERAL MOTORS

On January 30, 2023, LAC North America entered into an agreement with GM, pursuant to which GM has agreed to make a $650,000 equity investment in two tranches. The proceeds from the Transaction are to be used for the construction and development of Thacker Pass. On February 16, 2023, the first tranche of $320,148 closed, resulting in GM's purchase of 15,002 common shares of Lithium Americas, with the funds presented as part of the net parent investment in LAC North America. In connection with the first tranche of GM's investment, Lithium Americas and GM also entered into (a) a warrant certificate and a subscription agreement ("GM Tranche 2 Agreements"), each in relation to a second tranche investment of up to $330,000; (b) an offtake agreement to supply GM with lithium carbonate production from Thacker Pass (the "Offtake Agreement"); and (c) an investor rights agreement.

            GM Tranche 2 Agreements

Pursuant to the GM Tranche 2 Agreements, upon Separation, the GM Tranche 2 Agreements are terminated and replaced by corresponding agreements between New LAC and GM.  The second tranche investment will be implemented either through the exercise of the warrants or a purchase of common shares under the subscription agreement (or replacement New LAC agreements), which would result in the automatic termination of the warrants.

In accordance with the warrant certificate, GM may acquire 11,891 common shares of Lithium Americas at $27.74 per share for an aggregate purchase price of $329,852. The warrants expire in February 2026, except as described below.

9. AGREEMENTS WITH GENERAL MOTORS (continued)

Unless terminated earlier, the warrant is exercisable if the contemplated separation of the Argentine and US businesses has not occurred prior to December 31, 2023, Lithium Americas announces separation will not occur, or there has been a change of control of Lithium Americas.

Under the second tranche subscription agreement which expires in August 2024, GM will purchase common shares of Lithium Americas subject to the satisfaction of certain conditions precedent, including the condition that LAC North America secures sufficient funding to complete the development of Phase 1 for Thacker Pass ("the Funding Condition"). The subscription agreement calls for an aggregate purchase price of up to $330,000, with the number of shares to be determined using a conversion price equal to the lower of (a) the 5-day volume weighted average share price (which becomes fixed upon notice that the Funding Condition has been met) and (b) $27.74 per share, subject to approval by Lithium Americas' shareholders.

Pursuant to the GM Tranche 2 Agreements, GM's investment is limited to 19.9% of Lithium Americas' common shares. Lithium Americas is required to seek approval from its shareholders to (a) increase the maximum number of shares that can be held by GM, in which case the maximum will be 30% of issued and outstanding common shares; and (b) authorize the ceiling price of $27.74 per share in the subscription agreement. Upon approval of the ceiling price in the subscription agreement, the warrant is automatically terminated.

In the event Lithium Americas' contemplated separation of the Argentine and US businesses is completed before the closing of the second tranche, the warrants and the subscription agreement will be automatically cancelled for 1 common share each and, in their place, new warrant certificate and subscription agreements will be executed by New LAC.  The terms of New LAC warrant and subscription agreement will substantially mirror the agreements previously executed by Lithium Americas, subject to the shares and price being adjusted by New LAC value ratio, such that GM's second tranche investment of up to $330,000 will be made in New LAC.

The GM Tranche 2 Agreements are treated as a single combined derivative since the Agreements may result in the issuance of a variable number of shares for the fixed subscription price, initially measured at fair value and subsequently carried at fair value through profit and loss.

LAC North America recorded the GM Tranche 2 Agreements derivative at a fair value of $33,194 and the net proceeds of Tranche 1 investment as a contribution from Parent. Financial advisory fees of approximately $16,803 and other transaction costs of $174 were accrued or paid in connection with the closing of the first tranche. The $1,760 portion of the transaction costs related to the GM Tranche 2 Agreements derivative were expensed. Transactions costs of $15,217 attributable to the GM Tranche 1 proceeds were recorded in the net parent investment. Financial advisory fees of $6,227 will become payable upon completion of the closing of the second tranche of GM's investment.

Changes in the value of the GM Tranche 2 Agreements are summarized below:

$
GM derivative liability
On initial recognition as of January 30, 2023	(33,194)
Gain on change in fair value	9,060
As of March 31, 2023	(24,134)

9. AGREEMENTS WITH GENERAL MOTORS (continued)

The fair value of the derivative as of January 30, 2023 was determined using Monte Carlo simulation, with the following inputs: volatility of 58.34%, share price of $21.99, a risk-free rate of 4.77%, and an expected dividend of 0%. The fair value of the derivative as of March 31, 2023 was estimated with the following inputs: volatility of 56.32%, LAC's share price of $21.76, a risk-free rate of 4.49%, and an expected dividend of 0%. A gain on change in the fair value of the derivative for the period from issuance to March 31, 2023 of $9,060 was recognized in the statement of comprehensive loss.

Valuation of the derivative is sensitive to changes in Lithium Americas' (and, following Separation, New LAC's) share price and the assumed volatility of common shares. The gain was driven by changes in the underlying valuation assumptions, including the decrease as at March 31, 2023 compared to January 30, 2023, of Lithium Americas' market share price from $21.99 to $21.76, a decrease in volatility assumption from 58.34% to 56.32%, and a decrease in risk-free rate from 4.77% to 4.49%. A reduction/increase of Lithium Americas' share price by 10% would result in a corresponding reduction/increase of the derivative value by 40% and 46% respectively. A reduction/increase of the volatility assumption by 10% would result in a corresponding reduction/increase of the derivative value by 32% and 35% respectively.

Offtake Agreement

Pursuant to the Offtake Agreement, GM may purchase up to 100% of Thacker Pass Phase 1 production at a price based on prevailing market rates. The term of the arrangement for Phase 1 production is ten years, subject to a five-year extension at GM's option and other limited extensions. LAC North America has also granted GM a right of first refusal on Thacker Pass Phase 2 production. The volume available under the Offtake Agreement is subject to the receipt of the second tranche of GM's investment and may be reduced proportionately in certain circumstances if GM's remaining investment is less than $330,000.

10. LOAN FROM PARENT

	March 31, 2023	December 31, 2022
	$	$
Loan from Parent
Loan from Parent	44,458	43,572
	44,458	43,572

LAC North America entered into a line of credit agreement with Lithium Americas dated effective January 1, 2020, for funding of Thacker Pass expenditures. The line of credit is for $40,000 in total and each drawdown has a maturity of December 31, 2023, and an interest rate of 9% per annum. As at March 31, 2023, LAC North America had drawn $40,000 from the loan from Parent. Interest accrued on the loan as at March 31, 2023 was $4,458.

11. OTHER LIABILITIES

	March 31, 2023	December 31, 2022
	$	$
Other liabilities
Lease liabilities	1,427	1,618
Mining contractor liability	3,547	5,950
	4,974	7,568

During Q2 2019, LAC North America entered into a mining design, consulting and mining operations agreement with a mining contractor for its Thacker Pass project which included a financing component. In accordance with the agreement, LAC North America received $3,500 from the mining contractor in seven consecutive equal quarterly instalments, with $1,500 received in 2019 and $2,000 received in 2020. These amounts are included in the mining contractor liability balance.

LAC North America will pay a success fee to the mining contractor of $4,675 upon achieving certain commercial mining milestones or repay the $3,500 advance without interest if such commercial mining milestones are not met.

12. EQUITY COMPENSATION

Equity Incentive Plan

LAC North America's employees participate in Lithium Americas' equity incentive plan ("Plan") in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Lithium Americas' board of directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase Lithium Americas common shares ("Stock Options"); and (2) awarded deferred share units ("DSUs") restricted share units ("RSUs") and performance share units ("PSUs") that, subject to a recipient's deferral right in accordance with the Income Tax Act (Canada), convert automatically into Lithium Americas' common shares upon vesting.

The exercise price of each stock option is based on the fair market price of Lithium Americas common shares at the time of the grant. Stock options are granted for a maximum term of five years.

Restricted Share Units

During the three months ended March 31, 2023, Lithium Americas granted 142 (2022 - 96) RSUs to Lithium Nevada Corp. ("Lithium Nevada") employees and consultants. The total estimated fair value of the RSUs was $3,588 (2022 - $2,300) based on the market value of Lithium Americas' shares on the grant date.

As at March 31, 2023, there was $3,173 (2022 - $1,326) of total unamortized compensation cost relating to unvested RSUs. During the three months ended March 31, 2023, stock-based compensation expense related to RSUs of $70 was charged to operating expenses (2022 - $255).

12. EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding RSUs is as follows:

	Number of RSUs	Weighted average FMV price per share, (US$)
Balance, RSUs outstanding as at December 31, 2021	310	6.02
Converted into shares	(80)	(12.56)
Granted	101	23.95
Forfeited	(1)	(12.91)
Balance, RSUs outstanding as at December 31, 2022	330	10.01
Converted into shares	(2)	(27.11)
Granted	142	25.27
Balance, RSUs outstanding as at March 31, 2023	470	14.23

Stock Options

No stock options were granted by Lithium Americas to Lithium Nevada employees during the three months ended March 31, 2023, and 2022. A summary of changes to outstanding stock options is as follows:

	Number of Options	Weighted Average Exercise Price, (CDN$)
Balance, stock options outstanding as at December 31, 2021	340	7.30
Exercised	(220)	(6.76)
Balance, stock options outstanding as at December 31, 2022	120	8.30
Exercised	(120)	(8.30)
Balance, stock options outstanding as at March 31, 2023	-	-

The weighted average Lithium Americas share price at the time of exercise of options during the three months ended March 31, 2023, was CDN$32.15 (2022 - CDN$40.62).

During the three months ended March 31, 2023, stock-based compensation expense related to stock options of $Nil was charged to operating expenses (2022 - $Nil).

Performance Share Units

16 PSUs were granted by Lithium Americas to Lithium Nevada employees during the three months ended March 31, 2023 (2022 - 5). As at March 31, 2023, there was $724 of total unamortized compensation cost relating to unvested PSUs (2022 - $206). During the three months ended March 31, 2023, equity compensation expense related to PSUs of $27 was charged to operating expenses (2022 - $45).

12. EQUITY COMPENSATION (continued)

A summary of changes to the number of outstanding PSUs is as follows:

	Number of PSUs	Weighted average FMV price per share, ($)
Balance, PSUs outstanding as at December 31, 2021	113	7.31
Granted	5	41.99
Balance, PSUs outstanding as at December 31, 2022	118	8.79
Granted	16	38.84
Balance, PSUs outstanding as at March 31, 2023	134	12.38

13. RELATED PARTY TRANSACTIONS

LAC North America entered into the following transactions with related parties:

Funding from Parent company

As described in Note 2, LAC North America is funded via a loan from Lithium Americas (recorded within liabilities (Note 10)) or capital contributions (recorded within net Parent investment in equity). The net Parent investment represents Lithium Americas' interest in the recorded net assets of LAC North America and the cumulative net equity investment by Lithium Americas through the dates presented.

Allocation of Parent company costs

Certain costs related to LAC North America incurred by the Parent company, Lithium Americas, are allocated to LAC North America and presented as general and administrative expenditures in the carve-out statement of comprehensive loss (Note 2).

14. SEGMENTED INFORMATION

LAC North America operates in one operating segment and one geographical area. Thacker Pass was in the exploration and evaluation phase and transferred to the development stage effective February 1, 2023. Substantially all the assets and the liabilities of LAC North America relate to Thacker Pass.

15. FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the carve-out statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 - Inputs for assets and liabilities that are not based on observable market data.

15. FINANCIAL INSTRUMENTS (continued)

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified in the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. Common shares and preferred shares acquired as part of the Green Technology Metals and Ascend Elements investments respectively, and the GM Tranche 2 Agreements derivative are measured at fair value on the statement of financial position on a recurring basis.

Cash and cash equivalents, receivables, and loan from Parent are measured at amortized cost on the carve-out statement of financial position. As at March 31, 2023, the fair value of financial instruments measured at amortized cost approximates their carrying value. Green Technology Metals shares are classified at level 1 of the fair value hierarchy (Note 5), the GM Tranche 2 Agreements derivative (Note 9) is classified at level 2 of the fair value hierarchy and Ascend Elements preference shares are classified at level 3 of the fair value hierarchy (Note 6).

LAC North America manages risks to minimize potential losses. The main objective of LAC North America's risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks which impact LAC North America's financial instruments are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. Financial instruments that potentially subject LAC North America to a concentration of credit risk consist primarily of cash and cash equivalents and receivables. LAC North America's maximum exposure to credit risk for cash and receivables is the amount disclosed in the consolidated statements of financial position. Exposure to credit loss is limited by placing cash and cash equivalents (including the Tranche 1 Investment proceeds) with Canadian and US chartered banks with expected credit losses estimated to be de minimis.

Liquidity Risk

Liquidity risk is the risk that LAC North America will not be able to meet its financial obligations as they fall due. LAC North America's approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to estimate and maintain sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. LAC North America prepares annual budgets, which are regularly monitored and updated as considered necessary. As at March 31, 2023, LAC North America had a cash and cash equivalents of $308,537 to settle current liabilities of $94,224 (Note 1). Current liabilities include the GM Trance 2 Agreements derivative which will be settled in shares.

16. SUBSEQUENT EVENT

a) On May 15, 2023, LAC's board of directors unanimously approved the execution of an arrangement agreement providing for the reorganization of LAC that will result in the separation of its North American and Argentine business units into two independent public companies by way of plan of arrangement. The plan of arrangement was approved by the shareholders of LAC on July 31, 2023 and by final order of the Supreme Court of British Columbia issued on August 4, 2023. Completion of the Separation is subject to customary conditions and approvals, including all required third party approvals, stock exchange (including the listing of New LAC's common shares on the TSX and the NYSE) and regulatory approvals and shareholder approval.

1397468 B.C. LTD. FINANCIAL STATEMENTS For the period from incorporation on January 23, 2023 to March 31, 2023

(Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lithium Americas Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of 1397468 B.C. Ltd. (the Company) as of March 31, 2023 and the related statement of comprehensive income and changes in equity for the period from incorporation on January 23, 2023 to March 31, 2023, including the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and its financial performance and its cash flows for the period from incorporation on January 23, 2023 to March 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

June 16, 2023

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

1397468 B.C. LTD.
STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

March 31,
2023
Assets	-
Liabilities and Shareholder's Equity	-

Subsequent event (Note 5)

Approved for issuance on June 16, 2023

On behalf of the Board of Directors:
"Alexi Zawadzki"
Director

1397468 B.C. LTD.

STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of US dollars)

Period from incorporation on January 23, 2023, to March 31, 2023
Revenues	-
Expenses	-
Net income before income tax	-
Income tax expense	-
Net income	-

1397468 B.C. LTD.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars)

Period from incorporation on January 23, 2023, to March 31, 2023
Retained earnings, Beginning of period	-
Retained earnings, End of period	-

1397468 B.C. LTD.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCORPORATION ON JANUARY 23, 2023 TO MARCH 31, 2023
(Expressed in thousands of US dollars)

1. BACKGROUND AND BASIS OF PRESENTATION

1397468 B.C. Ltd. ("New LAC") was incorporated by Lithium Americas Corp ("Lithium Americas" or "LAC") under the laws of British Columbia on January 23, 2023, as part of a reorganization of Lithium Americas which will result in the separation of Lithium Americas' North American and Argentina business units into two independent public companies (the "Separation") that include: (i) an Argentina focused lithium company owning Lithium Americas' current interest in its Argentine lithium assets, including the near-production Cauchari-Olaroz project, and (ii) a North America focused lithium company owning the Thacker Pass project and Lithium Americas' North American investments, which will be re-named "Lithium Americas Corp." upon completion of the Separation.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement to be entered into between Lithium Americas and New LAC ("Arrangement"). Under the Arrangement, Lithium Americas will, among other things, contribute its interest in the Thacker Pass project, Lithium Americas' North American investments in the shares of certain companies, certain intellectual property rights, its receivable or loan to LAC North Americas, and certain amounts of cash to New LAC and New LAC will distribute its common shares to shareholders of Lithium Americas in a series of share exchanges.

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE"), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE.

2. BASIS OF PRESENTATION

These financial statements are prepared based on International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").

3. SIGNIFICANT ACCOUNTING POLICIES

Functional and Presentation Currency

These financial statements are presented in US dollars. The functional currency of New LAC is the US dollar.

Financial Instruments

Financial assets and liabilities are recognized when New LAC becomes a party to the contractual provisions of the instrument.

4. SHARE CAPITAL

Upon New LAC's incorporation on January 23, 2023, New LAC's authorized share capital is comprised of an unlimited number of Common Shares without par value and an unlimited number of preference shares without par value ("Preference Shares"). There are no shares of any class issued or outstanding as of March 31, 2023.

As part of the Arrangement, among other things: (i) each LAC shareholder will exchange their LAC common shares for LAC class A common shares and LAC preference shares; (ii) each LAC shareholder will then transfer its LAC preference shares to New LAC in exchange for Common Shares; (iii) 1,000,000 Preference Shares will be issued to LAC in exchange for the North American business assets contributed; (vi) all Preference Shares issued to LAC will be redeemed by New LAC in consideration for an aggregate redemption amount, after which all such Preference Shares will be cancelled; and (iii) the notice of articles and articles of New LAC ("Articles") will be amended to, among other things, eliminate the Preference Shares from the authorized share capital of New LAC such that, following such amendment, New LAC will be authorized to issue only an unlimited number of Common Shares.

5. SUBSEQUENT EVENT

a) On May 15, 2023, LAC's board of directors unanimously approved the execution of the arrangement agreement in respect of the Arrangement providing for the reorganization of LAC. Completion of the Separation is subject to customary conditions and approvals, including the receipt of the Canada Revenue Agency ruling, all required third party approvals, court, tax, stock exchange (including the listing of the North American business unit company's Common Shares on the TSX and the NYSE) and regulatory approvals and shareholder approval.

1397468 B.C. LTD.

(to be renamed Lithium Americas Corp.)

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2023

(Expressed in thousands of United States Dollars)

(Unaudited)

1397468 B.C. Ltd. (to be renamed Lithium Americas Corp.)
Pro Forma Condensed Consolidated Statement of Financial Position
As at March 31, 2023
(Unaudited)
(Expressed in thousands of United States dollars)

	LAC North America Note 2(a)(i)	1397468 B.C. Ltd. Note 2(a)(ii)	Pro Forma Adjustments Note 4		New LAC Pro Forma Notes 1 and 2
	$	$	$		$
Current assets
Cash and cash equivalents	308,537	-	75,000	(a)	383,537
Accounts receivable	38	-	-		38
Prepaids	2,152	-	-		2,152
	310,727	-	75,000		385,727
Non-current assets
Property, plant and equipment	29,400	-	(581)	(b)	28,819
Investment in Green Technology Metals	6,637	-	-		6,637
Investment in Ascend Elements	5,000	-	-		5,000
	41,037	-	(581)		40,456
Total assets	351,764	-	74,419		426,183

Current liabilities
Accounts payable and accrued liabilities	24,896	-	-		24,896
Current portion of long-term liabilities	736	-	-		736
GM transaction derivative liability	24,134	-	-		24,134
Loan from parent	44,458	-	(44,458)	(b)	-
	94,224	-	(44,458)		49,766
Long-term liabilities
Long-term borrowing	4,974	-	-		4,974
Reclamation and remediation costs	478	-	-		478
	5,452	-	-		5,452
Total liabilities	99,676	-	(44,458)		55,218

Equity
Net parent investment	514,231		(514,231)	(c)	-
Share capital	-	-	634,680	(d), (e)	634,680
Deficit	(262,143)	-	(1,572)	(e)	(263,715)
Total shareholders' equity	252,088	-	118,877		370,965
Total liabilities and shareholders' equity	351,764	-	74,419		426,183

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

1397468 B.C. Ltd. (to be renamed to Lithium Americas Corp.)
Pro Forma Condensed Consolidated Statement of Comprehensive Loss
For the year ended December 31, 2022
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts; shares in thousands)

	LAC North America Note 2(b)(i) $	Pro Forma Adjustments Note 4 $		New LAC Pro Forma Notes (1) and (2)(b) $
Expenses
Exploration expenditures
Engineering	27,928	-		27,928
Consulting, salaries and other compensation	13,195	-		13,195
Permitting, environmental and claim fees	3,285	-		3,285
Field supplies and other	1,592	-		1,592
Depreciation	1,520	-		1,520
Drilling and geological expenses	2,110	-		2,110
	49,630	-		49,630

General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation	5,166	1,572	(e)	6,738
Office and administration	1,790	-		1,790
Professional fees	3,426	-		3,426
Investor relations, regulatory fees and travel	845	-		845
	11,227	1,572		12,799
	60,857	1,572		62,429

Other items
Loss on change in fair value of Green Technology Metals' shares	2,564	-		2,564
Write offs of non-Thacker Pass assets	353	-		353
Other loss (income)	(15)	-		(15)
Finance cost	4,039	(3,572)	(b)	467
	6,941	(3,572)		3,369
NET LOSS FROM CONTINUING OPERATIONS	67,798	(2,000)		65,798

BASIC AND DILUTED LOSS PER SHARE FROM CONTINUING OPERATIONS				0.49
Weighted average number of common shares outstanding, basic and diluted				133,746

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

1397468 B.C. Ltd. (to be renamed Lithium Americas Corp.)
Pro Forma Condensed Consolidated Statement of Comprehensive Loss
For three months ended March 31, 2023
(Unaudited)
(Expressed in thousands of United States Dollars, except per share amounts; shares in thousands)

	LAC North America Three months ended March 31, 2023 Note 2(c)(i) $	1397468 B.C. Ltd. January 23 to March 31, 2023 Note 2(c)(ii) $	Pro Forma Adjustments Note 4 $		New LAC Pro Forma Three months ended March 31, 2023 Notes (1) and (2)(c) $
Expenses
Exploration expenditures
Engineering	782	-	-		782
Consulting, salaries and other compensation	2,503	-	-		2,503
Permitting, environmental and claim fees	268	-	-		268
Field supplies and other	14	-	-		14
Depreciation	196	-	-		196
Drilling and geological expenses	98	-	-		98
	3,861	-	-		3,861

General and Administrative (allocation of corporate costs)
Salaries, benefits and other compensation	1,011	-	-		1,011
Office and administration	370	-	-		370
Professional fees	57	-	-		57
Investor relations, regulatory fees and travel	275	-	-		275
	1,713	-	-		1,713
	5,574	-	-		5,574

Other items
Transaction costs	4,028	-	-		4,028
Gain on change in fair value of GM transaction derivative liability	(9,060)	-	-		(9,060)
Loss on change in fair value of Green Technology Metals' shares	814	-	-		814
Other loss (income)	(9)	-	-		(9)
Finance cost	370	-	(305)	(b)	65
	(3,857)	-	(305)		(4,162)
Net Loss and comprehensive loss	1,717	-	(305)		1,412

Basic and diluted loss per share					0.01
Weighted average number of common shares outstanding, basic and diluted					142,851

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

1. DESCRIPTION OF THE PLAN OF ARRANGEMENT

1397468 B.C. Ltd. ("New LAC") was incorporated on January 23, 2023 under the Business Corporations Act (British Columbia) for the purpose of consolidating the ownership of interests of Lithium Americas Corp. ("LAC") in its North American assets, in anticipation of the separation of LAC into its two business units ("the Separation") as described below.

On May 15, 2023, the Board of Directors of LAC approved a proposed reorganization that will result in the separation of LAC's North American and Argentine business units into two independent public companies. The Separation will establish two stand-alone public companies that include:

● New LAC, a North America focused lithium company to be renamed "Lithium Americas Corp.", which will own the Thacker Pass lithium project in Humboldt County, Nevada and LAC's North American investments (collectively these assets constitute the carve-out business "LAC North America"); and

● an Argentina focused lithium company "Lithium Americas (Argentina) Corp." ("Lithium Argentina") owning LAC's current interest in its Argentine lithium assets, including the Caucharí-Olaroz lithium brine project in Jujuy, Argentina, which recently achieved first lithium production and continues to move towards full production.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia (the "Arrangement"). Under the Arrangement, LAC shareholders will retain their proportionate interest in shares of LAC, which would become Lithium Argentina and receive newly issued shares of New LAC in proportion to their then-current ownership of LAC.

The Arrangement is subject to customary closing conditions.

Following completion of all the steps involved in the Arrangement:

● New LAC will hold all of LAC's prior interests in LAC North America and $75 million of cash to establish the working capital of New LAC (subject to adjustment by the Board of Directors of LAC if the Separation occurs subsequent to September 1, 2023);

● Each LAC shareholder will receive one common share of New LAC, along with one common share of Lithium Argentina, for each share of LAC held immediately prior to the Separation; and

● Holders of equity incentive compensation awards previously issued by LAC in the form of deferred share units ("DSUs"), restricted share units ("RSUs") and performance share units ("PSUs") will receive equity incentive awards of New LAC and Lithium Argentina, which will have substantially the same terms, subject to the economic adjustments and other necessary modifications as governed by the Arrangement, such that the total of the fair market value of the New LAC units and the fair market value of the Lithium Argentina units receivable by the holders, does not exceed the fair market value of the LAC units exchanged by such holder, as determined immediately before the exchange.

To the extent recipients of New LAC DSUs or RSUs serve as directors or employees of New LAC upon Separation, generally these awards remain subject to the vesting conditions of the original LAC awards, while their DSUs or RSUs issued to such individuals by Lithium Argentina become immediately vested and are settled in shares.

To the extent recipients of New LAC DSUs or RSUs serve as directors or employees of Lithium Argentina rather than New LAC upon Separation, generally these awards will be subject to immediate vesting and settled in shares immediately upon completion, while DSUs or RSUs issued to such individuals by Lithium Argentina will be subject to the vesting conditions of the original LAC awards.

Awards issued by New LAC and Lithium Argentina in exchange for previously outstanding PSUs issued by LAC remain subject to the time-based vesting conditions of the original LAC awards and, upon the passage of the time-based vesting conditions, will be settled by the issuance of one common share, irrespective of the performance multiplier the LAC PSU was previously subject to. Notwithstanding the foregoing, New LAC and Lithium Argentina units that replace LAC PSUs that were fully vested and outstanding prior to the Separation may be settled by New LAC and/or Lithium Argentina, as applicable, in accordance with the performance multiplier applicable to the PSUs replaced.

All options outstanding as of January 1, 2022 have been exercised as of March 31, 2023.

These pro forma condensed consolidated financial statements assume the Separation does not constitute a Change of Control as defined in LAC's Amended and Restated Equity Incentive Plan in effect prior to the Separation.

2. BASIS OF PRESENTATION

These unaudited pro forma condensed consolidated financial statements have been compiled for the purposes of inclusion in this registration statement on Form 20-F and assume that the conditions described under the Arrangement are met. In addition, these pro forma financial statements assume all shareholders participate in the Separation transaction.

Upon completion of the Arrangement, New LAC's share structure will consist of common shares and Lithium Argentina will have no ownership in New LAC.

These unaudited pro forma condensed consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the following financial statements, each prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board as applicable to annual or interim financial statements:

(i) the unaudited carve-out interim financial statements of LAC North America as at and for the three months ended March 31, 2023;

(ii) the audited carve-out financial statements of LAC North America as at and for the year ended December 31, 2022; and

(iii) the audited financial statements of New LAC as at March 31, 2023 and for the period from incorporation on January 23, 2023 to March 31, 2023.

These unaudited pro forma condensed consolidated financial statements include:

(a) An unaudited pro forma condensed consolidated statement of financial position as of March 31, 2023, combining:

(i) The unaudited carve-out statement of financial position of LAC North America as at March 31, 2023;

(ii) The audited statement of financial position of New LAC as at March 31, 2023; and

(iii) The adjustments described in Note 4.

This statement assumes that the Separation occurred on March 31, 2023.

(b) An unaudited pro forma condensed consolidated statement of comprehensive loss for the year  ended December 31, 2022, combining:

(i) The audited carve-out statement of comprehensive loss of LAC North America for the year ended December 31, 2022; and

(ii) The adjustments described in Note 4.

This statement assumes that the Separation occurred on January 1, 2022.

(c) An unaudited pro forma condensed consolidated statement of comprehensive loss for the three months ended March 31, 2023, combining:

(i) The unaudited carve-out statement of comprehensive loss of LAC North America for the three months ended March 31, 2023;

(ii) The audited statement of comprehensive loss of New LAC for the period from incorporation on January 23, 2023 to March 31, 2023; and

(iii) The adjustments described in Note 4.

This statement assumes that the Separation occurred on January 1, 2022.

These unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only, and do not purport to represent the financial position that would have resulted had the Separation been consummated on the dates indicated or the future financial position or results of operations of New LAC. Actual amounts recorded upon completion of the Separation will differ from those recorded in the unaudited pro forma condensed consolidated financial statements and such differences could be material.

Management has determined that no material Autonomous Entity Adjustments are required in these unaudited pro forma condensed consolidated financial statements to reflect the operations and financial position of New LAC as an autonomous entity, on the basis that the historical financial statements of LAC North America include an allocation representing such costs in the periods presented, as a result of the significant historical dedication of LAC’s management, governance and other corporate resources with respect to the Thacker Pass project.   Under the Arrangement Agreement, the parties have agreed to enter into the Transitional Services Agreement upon completion of the Arrangement, pursuant to which it is expected that, on an interim basis, each of New LAC and Lithium Argentina will provide to each other certain assistance and services from time to time in order to facilitate the orderly transfer of each entity into fully independent public companies. It is expected that, pursuant to the Transitional Services Agreement, detailed schedules will be prepared including the terms for each scope of services provided between the entities, and the related costs reimbursable by Lithium Argentina to the Company, and the Company to Lithium Argentina. Unless terminated earlier or extended by mutual agreement of the parties thereto, it is expected that the schedules to the Transitional Services Agreement will expire in three to 12 months following the Arrangement Effective Date. The terms of the schedules and the Transitional Services Agreement have not yet been finalized.

Management has not presented any Management’s Adjustments as defined in Regulation S-X, Article 11, 11-02(7), reflecting synergies or dis-synergies of the Separation.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed consolidated financial statements are set out in the audited carve-out financial statements of LAC North America as at and for the year ended December 31, 2022, the unaudited carve-out financial statements of LAC North America as at and for the three months ended March 31, 2023, and the audited financial statements of New LAC as at March 31, 2023 and for the period from incorporation on January 23, 2023 to March 31, 2023.

These pro forma condensed consolidated financial statements assume New LAC will recognize the assets and liabilities of LAC North America at the historical carrying amounts in LAC's consolidated financial statements.

4. PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect adjustments to give effect to the Separation. Assumptions and transaction adjustments made are as follows:

a) To reflect the transfer of $75 million from LAC to New LAC pursuant to the Arrangement.  In the event the Separation takes effect later than September 1, 2023, the amount of cash to be transferred is subject to adjustment at the discretion of the LAC Board.

b) To reflect the transfer, pursuant to the Arrangement, to New LAC of LAC's receivable owing from a subsidiary of LAC North America, and to remove associated interest cost recognized by LAC North America, including amounts capitalized within property, plant and equipment.

c) To eliminate LAC North America's net parent investment.

d) To record the initial capital of New LAC, establishing share capital based on LAC's historical carrying value of net assets, net of the historical deficit. New LAC may consider further designation of equity reserves upon completion of the Separation.

e) To reflect the impact of accelerated vesting related to individuals who were employees of subsidiaries of LAC during the periods presented including:

(i) compensation expense as a result of the accelerated vesting of Lithium Argentina RSUs received by individuals employed by subsidiaries of LAC North America during the periods presented; and

(ii) the issuance of New LAC shares in settlement of New LAC RSUs received by individuals employed by subsidiaries associated with LAC's Argentina business as of and during the periods presented.  The New LAC RSUs of this group are accelerated and assumed to be immediately settled in shares at the time of the Separation.

At the time of the Separation, most directors and most employees of LAC (other than the subsidiary employees discussed above) will generally assume director or employment roles with only one of New LAC or Lithium Argentina.  Role changes of LAC directors and employees are not assumed to have retroactive effect.  Directors and employees of LAC are assumed to have served in a director or employee capacity with respect to New LAC and Lithium Argentina throughout the periods presented.    At the time of such future role changes, DSUs and RSUs held by these individuals will be subject to accelerated vesting, a portion of which will be attributed to New LAC. These unaudited pro forma condensed consolidated financial do not give effect to the acceleration of vesting or settlement of these instruments resulting from such role changes.  LAC's unrecognized compensation expense associated with LAC directors and employees at March 31, 2023 is $13,984.  Outstanding DSUs, RSUs and PSUs issued by LAC, as well as the corresponding units to be issued by New LAC and Lithium Argentina are disclosed in the Information Circular.

5. PRO FORMA COMMON SHARES ISSUED AND OUTSTANDING

New LAC has authorized an unlimited number of common shares.

Pro forma common shares issued and outstanding had the Separation occurred as at December 31, 2022, December 31, 2021 and March 31, 2023, respectively,  are as follows:

	December 31, 2022 (000's)	December 31, 2021 (000's)	March 31, 2023 (000's)
Common shares issued on incorporation	-	-	-
Common shares issuable pursuant to the Arrangement, based on LAC shares outstanding at the balance sheet date	135,035	120,831	151,063
Common shares issuable upon the assumed settlement of New LACRSUs received by individuals employed by subsidiaries of the Argentine business	33	41	63
Pro forma common shares issued and outstanding	135,068	120,872	151,126

The pro forma common shares issued and outstanding do not give effect to (i) additional shares issuable upon the acceleration or settlement of DSUs or RSUs that will arise in connection with future role changes of directors or employees of LAC or (ii) any voluntary settlement by New LAC or holders of vested awards.

6. PRO FORMA LOSS PER SHARE

Pro forma basic and diluted loss per share for the year ended December 31, 2022 and the three months ended March 31, 2023 are calculated based upon the weighted average number of New LAC common shares that would have been outstanding had the Separation occurred on January 1, 2022.

Pro forma basic and diluted loss per share for the additional periods representing the years ended December 31, 2021 and 2020 are calculated based upon the weighted average number of New LAC common shares that would have been outstanding had the Separation occurred on January 1, 2020.

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020 (i)	Three months ended March 31, 2023
Weighted average number of LAC common shares outstanding and equivalent New LAC shares resulting from the separation	133,709	118,808	91,831	142,801
Pro forma effect of assumed settlement of New LAC RSUs received by individuals employed by subsidiaries associated with the Argentine business	37	39	39	50
Pro forma weighted average number of common shares outstanding	133,746	118,847	91,870	142,851
Net loss of LAC North America	$ 67,798	$ 47,026	$ 25,217	$ 1,717
Pro forma effect of accelerated vesting of Lithium Argentina RSUs received by individuals employed by LAC North America (i)	1,572	-	1,572	-
Pro forma effect of removing interest costs due to LAC	(3,572)	(2,359)	(638)	(305)
Pro forma net loss attributable to shareholders of New LAC	$ 65,798	$ 44,667	$ 26,151	$ 1,412
Pro forma basic and diluted net loss per share	$ 0.49	$ 0.38	$ 0.28	$ 0.01

(i) Had the Separation occurred on January 1,2020 rather than January 1, 2022, the pro forma adjustment related to additional compensation of $1,572 reflected in the year ended December 31, 2022 in the table above would have been recorded on January 1, 2020 rather than January 1, 2022.

The pro forma weighted average common shares outstanding does not give effect to (i) additional shares issuable upon the acceleration or settlement of DSUs or RSUs that will occur in connection with future role changes of directors or employees of LAC or (ii) any voluntary settlement by New LAC or holders of vested awards.